082-01042

10015528

Automotive >

Powder Metallurgy >

Aerospace >

OffHighway >

Clear Vision > Strong Action

RECEIVED
2010 APR 14 A 10:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12-31-09
AR/S

GKN PLC

GKN plc
Annual Report and Accounts
for the year ended 31 December 2009


GKN
GKN is a global engineering group whose technology and engineering are at the heart of vehicles and aircraft produced by the world's leading automotive, aerospace and off-highway manufacturers.

Automotive >

Automotive supplies driveshafts, torque management devices, structural and engine components and substrates for catalytic converters, largely to vehicle manufacturers in the global car and light vehicle markets.

Powder Metallurgy >

Powder Metallurgy produces metal powder and sintered components for automotive and other industrial customers.

SEC Mail Processing
Section

APR 07 2010

Washington, DC
110



The Group has operations in over 30 countries and employs 38,200 people in its subsidiaries and joint ventures.

Business Review

Governance

Financial Statements

Cautionary statement

This annual report and accounts has been prepared for the members of GKN plc and should not be relied upon by any other party or for any other purpose. It contains forward looking statements which are made in good faith based on the information available at the time of its approval. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated.

Aerospace >

Aerospace supplies airframe and engine structures, components, assemblies, transparencies and engineering services to both military and civil aerospace markets.

OffHighway >

OffHighway designs, manufactures and distributes a portfolio of products for off-highway vehicles primarily in the agricultural, construction, mining and other specialty vehicle markets.

Business Review

2009 Performance*

- Group results reflect the decline in Automotive, Powder Metallurgy and OffHighway sales, a strong performance in Aerospace and the benefits from restructuring.
- Steady progress made during the year; trading margin recovered to 6.5% in the fourth quarter.
- Strong first year contribution from Filton.
- Restructuring programme continued; break-even point in Automotive, Powder Metallurgy and OffHighway reduced by around 20%.
- Market share gains, major new programme wins and new technology launches across the Group.
- Positive free cash flow of £136 million and net debt of £300 million as at 31 December 2009.
- No final dividend; the Board intends to resume dividend payments on 2010 earnings.

Statutory basis

Sales	Profit/(loss) before tax	Earnings per share
£4,223m	£(54)m	(3.2)p
2008: £4,376m	2008: £(130)m	2008: (11.7)p (restated)
2007: £3,869m	2007: £199m	2007: 18.8p (restated)

*Management basis**

Sales	Profit before tax	Earnings per share
£4,468m	£83m	5.5p
2008: £4,617m	2008: £170m	2008: 16.0p (restated)
2007: £4,122m	2007: £255m	2007: 23.5p (restated)

* Sales include share of joint ventures. Profit and earnings exclude restructuring and impairment charges, amortisation of non-operating intangible assets arising on business combinations, profits and losses on the sale or closures of businesses, change in the value of derivative and other financial instruments, other net financing charges and profits and losses, after tax, arising on discontinued operations.

Contents

Chairman's Statement



Roy Brown

Chairman

'We are confident that our leading market positions, coupled with a strong product, technology and customer base, will enable us to take full advantage of opportunities that arise as markets recover.'

This time last year we were experiencing an unprecedented decline in global automotive production, the world's major economies were in the middle of the most severe global recession for more than 60 years and we continued to face significant economic uncertainty and a lack of liquidity in financial markets. Despite this backdrop, we were also looking forward to celebrating our 250th anniversary. 2009 was an extraordinary year.

Performance

GKN reacted swiftly to mitigate the impact of declining end markets with significant cost cutting from the fourth quarter of 2008. That decisive action continued throughout 2009 and, as the year progressed, the benefits became increasingly apparent.

Our Automotive and Powder Metallurgy businesses returned to profitability in the second half of 2009. Aerospace had another excellent year, supported by the successful integration of Filton. In OffHighway, however, the decline in sales volumes accelerated as the year progressed, fuelled by the prevailing economic conditions and extensive de-stocking actions within the supply chain.

Overall, the Group moved from reporting a management loss before tax in the first quarter to a management profit before tax in the second and remaining quarters of the year. Given the market backdrop, this was an excellent performance.

Financing

The rights issue launched in June was strongly supported by shareholders, with over 95% acceptances, and raised £423 million before expenses. With a strong balance sheet and having achieved excellent cash generation during the year, we have been able to repay our revolving credit facilities and buy back £124 million of our 2012 bond, thereby reducing interest costs going forward.

Dividend

We are mindful that dividends are an extremely important part of shareholder return. Whilst the Board has decided not to pay a dividend for 2009, it is our intention to resume payments, commencing with an interim dividend in 2010, commensurate with earnings and taking into account the outlook for our end markets at that time.

In the medium term, it is the intention to resume a progressive dividend policy based on an underlying earnings cover ratio of around 2.5 times.

Board composition

Our Board continues to evolve and in September we were delighted to welcome Michael Turner as a new non-executive Director. With over 40 years' service at BAE Systems, Michael brings to the Board extensive experience of the aerospace industry.

At this year's Annual General Meeting both Sir Peter Williams and Sir Christopher Meyer will retire from the Board having served for nine years and over six years respectively as non-executive Directors. Sir Peter has also been Chairman of the Remuneration Committee since January 2006 and Senior Independent Director since January 2008. Richard Parry-Jones will take over from Sir Peter as Remuneration Committee Chairman and Michael Turner will succeed him as Senior Independent Director, both with effect from 6 May 2010. I would like to take this opportunity to thank both Sir Peter and Sir Christopher for the valuable contributions they have made during their time on the Board.

250 Years of GKN

2009 was also a year of celebration. September marked the 250th anniversary of the Group's founding in Dowlais, South Wales, in 1759 and employees around the world joined together to celebrate GKN's heritage and achievements of the past 250 years. We are immensely proud of this milestone.

Looking to the future

During the final quarter of 2009, the Board considered the outturn of a comprehensive strategic review by the executive team which is summarised on pages 6 and 7 of this report. Enhancing shareholder value remains paramount in the development and execution of our strategy. We are confident that our leading market positions, coupled with a strong product, technology and customer base, will enable us to take full advantage of opportunities that arise as markets recover.

Finally, I would like to thank each and every GKN employee for the commitment they have shown during 2009 and to express my gratitude to you, our shareholders, for your continued support.

Chief Executive's Statement



Sir Kevin Smith

Chief Executive

'Against a background of expected improvements in global economies, the Group should make significant progress in 2010. Our balance sheet strength and excellent market positions give the Board confidence in a strong and sustained GKN recovery.'

As we entered our 250th year, the global financial crisis had already severely impacted demand in automotive markets worldwide and expectations were high that aerospace and off-highway end markets would be similarly affected during 2009. Investor concerns had weighed heavily on the Company's share price and all three major debt rating agencies had downgraded GKN's credit to sub-investment grade.

2009 was set to present the severest of challenges for GKN, its management team and employees right across the Group.

The Company has met those challenges head on and I am pleased to report that GKN has emerged from 2009 in excellent shape, already making strong progress in recovery and strategically well positioned in all its major businesses.

Repositioning to perform

Restructuring activities had been launched in 2008 and were extended in 2009 both to protect short term performance and position the Group for a swift return to acceptable levels of profitability as markets recover. The total restructuring programme sadly will have removed around 7,000 jobs and resulted in the closure of 15 facilities worldwide. It will conclude during 2010 at a total cash cost of around £189 million, having lowered the break-even point in the Automotive, Powder Metallurgy and OffHighway businesses by around 20% and repositioned Aerospace for anticipated lower aircraft production volumes.

An intense focus on all elements of cash flow has been a key feature throughout the year, enabling us to deliver very strong operating cash flow. The Group's balance sheet also benefited from the proceeds of the rights issue, and net debt at 31 December 2009 stood at £300 million compared with £708 million at the end of 2008.

Refinancing for success

Having stabilised operating performance during the first quarter and with the Company back to profitability in the second quarter, we moved to address the market uncertainties around the Group's debt financing, in particular the renewal of a £350 million revolving credit facility which is due to expire in July 2010. After extensive discussions with our lending banks, it became clear that the terms available for new debt would constrain the Group's development and we believed acceptance of these terms would not be in the best interests of shareholders.

Consequently, in June we launched a £423 million rights issue, which was strongly supported by shareholders for which we are extremely grateful. The rights issue not only removed any market uncertainties around GKN's financing, but also provided some capacity to pursue new opportunities to develop and grow. In September we also secured £60 million of repayable investment funding from the UK Government for the Airbus A350 XWB programme and in December we agreed an £80 million technology-related loan facility from the European Investment Bank on attractive terms. In December we were also able to buy back £124 million of our 2012 bond, reducing annual interest costs by around £8 million per year.

GKN left 2009 with a strong balance sheet and a capital structure well able to support the continuing development of the Group.

Building the future

Integration of the Filton aerostructures facility, acquired in January 2009, has gone extremely well and has helped to propel GKN Aerospace forward as Europe's No. 1 aerostructures company and amongst the top three in the world. GKN Aerospace was also successful in winning a number of important additional work packages on the A350 XWB and the Joint Strike Fighter.

GKN's Automotive operations also had much success in winning new business with existing and new technology. Although new programme opportunities were more limited than usual, GKN Driveline secured around 90% of business for which we were invited to bid, including a number of important new programmes. A new driveshaft plant was opened in China through our SDS joint venture with SAIC, ensuring we continue to have capacity to take advantage of growth in the Chinese market. Our latest hybrid rear axle products secured their launch customer in Europe on Peugeot Citroën's HYbrid4 system and will be available on vehicles from 2011.

GKN Sinter Metals also had a successful year in winning new programmes and secured £25 million in annualised sales of business re-sourced by customers from competitors. Technology continues to play an important part in Powder Metallurgy and we were delighted to achieve another breakthrough from our high performance gear programme with the award of a contract to produce the world's first powder-forged differential gears.

Performing to plan

In automotive markets, as the year developed, global vehicle inventories stabilised and government incentive schemes supported improved vehicle sales and production volumes. Performance in Automotive and Powder Metallurgy also improved steadily as the benefits of restructuring significantly reduced operating costs. First half trading losses of £51 million were more than offset in the second half with profits of £58 million.

OffHighway sales declined sharply in the second quarter as the global recession impacted demand in all market segments. By June volumes were down more than 50% and stayed very weak through the second half.

Aerospace had a record trading year. Growth in sales to the military sector more than offset the slight decline in civil aerospace demand and there was a strong initial contribution from Filton.

Overall, in an extremely challenging market environment, decisive management action delivered a creditable performance. A trading profit before tax of £91 million was delivered in the second half and we finished the year strongly with a trading margin of 6.5% in the fourth quarter.

Enduring values

Although a difficult year, 2009 brought out the best in GKN: the quality of our businesses and the skill, commitment and sheer determination of our people to succeed. That resilience is built on a culture and value set which have developed through generations of GKN employees.

Our drive for excellence continued in 2009. We further improved customer service and product quality, maintained our world class health and safety performance and continued to develop our people under GKN's continuous improvement programme. Our technology development activities progressed as planned, with a sustained drive to develop products and processes for the new low carbon world. And our Hearts of Gold and Evolve community involvement programmes recognised individuals, teams and partnerships whose achievements were both humbling and inspiring.

Despite the difficulties in our end markets, 2009 was a year in which GKN people across the Group excelled. I am extremely grateful to them and immensely proud of their efforts and contributions. Those efforts and the tough decisions and decisive actions taken in GKN's 250th year have positioned the Company strongly to flourish for many years to come.

Outlook

The outlook for our major markets is mainly positive although some uncertainty remains, particularly around second half demand.

Against this background we expect our Automotive and Powder Metallurgy businesses to make strong progress in 2010, with the improvement in end market demand, healthy order books and improving mix underpinning sales growth. Further incremental benefits from restructuring are expected to support steadily improving trading margins from 2009 second half levels.

Aerospace sales are expected to be broadly flat, assuming there are no further reductions in production schedules in the second half. Although Airbus will receive price downs from Filton in 2010, we expect double digit trading margins to be maintained in Aerospace.

In OffHighway, we expect some increase in sales and a good improvement in trading profits, as the modest recovery in demand is converted to trading profit from a much reduced fixed cost base.

Against a background of expected improvements in global economies, the Group should make significant progress in 2010. Our balance sheet strength and excellent market positions give the Board confidence in a strong and sustained GKN recovery.

Strategy

GKN is a global engineering group operating in more than 30 countries and employing 38,200 people in its subsidiary and joint venture companies worldwide.

We are committed to providing long term shareholder value in the form of steadily growing earnings and dividends through the delivery of sustained growth in sales, profitability and cash flow.

Group

Our strategy is to develop strong niche businesses with leading positions in their end markets and the capability to grow faster than those markets by exploiting our key strengths:

- Superior technology
- Exceptional customer service
- A global footprint
- Highly skilled and motivated people
- World class lean manufacturing

We aim to accelerate growth through focused acquisitions in our chosen businesses.

KPIs

We implement and monitor performance against strategy through key performance indicators (KPIs), both financial and non-financial.

Progress against these KPIs is reported regularly to the Board and senior management. In addition, certain financial KPIs are linked to executive remuneration.



SEE PAGES 28 AND 29 FOR MORE INFORMATION

Risk

We have an extensive risk management framework designed to identify, assess and mitigate significant business risks which could impact delivery of our strategic plan.

Risk management processes operate throughout the Group at plant, divisional and corporate levels and regular reports are made to the Board and its Committees.



SEE PAGES 30 AND 31 FOR MORE INFORMATION

The GKN Way

A key contributor to the successful delivery of our strategy is the GKN Way — a Group-wide approach to the way in which we sustain and develop our business.

Encompassing a culture of continuous improvement, a focus on technology and development of our people, the GKN Way drives us to achieve excellence in everything we do.



SEE PAGES 32 TO 37 FOR MORE INFORMATION



Automotive



GKN is the world's leading supplier of automotive driveline components and systems.

Our strategy is to exploit this market leading presence and the business' strong technology and global manufacturing footprint to:

- provide innovative driveline systems and solutions, supporting developing market trends for more fuel efficient vehicles; and
- increase our business in high growth regions serving the needs of strategic customers.

Powder Metallurgy



GKN is the world's leading manufacturer of sintered components and the largest producer of metal powder in North America.

Our strategy is to exploit powder metal technology through the development of 'design for powder metal' applications:

- to meet the emerging requirements for low carbon engine, emissions and transmission technologies; and
- to expand the business in high growth economies.

Aerospace



GKN is a market leader in the design and manufacture of advanced composites, transparencies and complex metal aerostructures.

Our strategy is to build on our superior technology and design capabilities to grow the business by:

- exploiting our strong positions on existing programmes for new aircraft; and
- developing new technologies for future commercial and defence platforms.

OffHighway



GKN designs and manufactures a portfolio of products for off-highway vehicles with leading market positions in the supply of power take-off shafts and wheels.

Our strategy is to develop the business by:

- enhancing customer and market focus providing superior power transmission solutions to our chosen sectors; and
- extending our ability to provide global supply solutions to meet customer demand for off-highway wheels.

Automotive

Automotive comprises: **GKN Driveline and Other Automotive**

GKN Driveline is the global leader in the production of constant velocity jointed (CVJ) products for use in light vehicles. It also develops and manufactures a broad range of driveline products which deliver power to a vehicle's wheels and manage that power to control the dynamic performance of the vehicle.

The European industrial and distribution services business provides a range of components to the passenger vehicle aftermarket, and repairs and replaces heavy duty propshafts.

Other Automotive companies manufacture structural components, engine cylinder liners and substrates for catalytic converters for light vehicle and truck applications.





Management sales

First half £953m

Second half £1,156m

Total £2,109m
(2008 – £2,444m)

Management trading profit and margin


£m
Q1
Q2
Q3
Q4
%

Total £14m
(2008 – £90m)
Margin 0.7%
(2008 – 3.7%)

Management trading profit

Margin

Achievements in 2009

Automotive faced an unprecedented decline in demand early in 2009 as a result of the global recession. The business responded rapidly, reducing operating costs, introducing extensive short-time working and significantly lowering its break-even point.

Despite weak end markets, Automotive achieved a number of new business wins, utilising both existing and new technologies. Although new programme opportunities were more limited than usual, GKN Driveline was successful in winning 95% of replacement driveshaft business and 85% of new business for which it was invited to bid.

Innovative technologies designed to help vehicle manufacturers reduce manufacturing costs, simplify components and reduce fuel consumption and emissions were also introduced. These included Face Spline, a patented cost-saving and more efficient alternative for connecting the CVJ driveshaft to the wheel hub, and Direct Torque Flow technology, a new design solution to connect the propshaft to a vehicle's transmission in a way that saves weight, assembly time, space and cost.

To build on its 21-year presence in the Chinese market, GKN Driveline signed a new agreement with its partner SAIC to extend the joint venture, Shanghai GKN Drive Shaft, for a further 50 years. Sideshaft production started at a new state-of-the-art facility at Wuhan and plans are well advanced for an additional facility in Chang Chun, northern China, ensuring that capacity continues to be available to take advantage of growth in the Chinese market.

Technology Trends — Electrification



With the automotive industry's continuing focus on fuel efficiency and the reduction of CO_2 emissions, GKN's product range includes innovative solutions for hybrid and electric vehicles.

GKN Driveline's CVJ sideshafts and propeller shafts are already used on a number of platforms and its electric drive axle for PSA Peugeot Citroën's new *HYbrid4* technology will be launched in 2011. The business has joined a consortium of leading suppliers focused on developing advanced drivetrain solutions for electric vehicles and is also developing new axle and transmission products.

Powder Metallurgy

Powder Metallurgy comprises: **GKN Sinter Metals and Hoeganaes**

GKN Sinter Metals is the world's largest manufacturer of sintered components. It uses powdered metals to manufacture precision automotive components for engines, transmissions, and body and chassis applications.

It also produces a range of components for industrial and consumer applications, including power tools, bearings, white goods and garden equipment.

Hoeganaes produces metal powders, largely ferrous based, used in the manufacture of sintered components. It is the largest powder metal producer in North America.





Management sales

First half £229m

Second half £283m

Total £512m
(2008 – £618m)

Management trading profit and margin


£m
%
Q1
Q2
Q3
Q4
Total £(7)m
(2008 – £(2)m)
Margin (1.4)%
(2008 – (0.3)%)
Management trading profit
Margin

Achievements in 2009

Powder Metallurgy responded to the significant decline in its end markets by reducing operating costs and lowering its break-even point, implementing flexible working practices and plant shutdowns. These actions helped to accelerate improvements in profitability for both GKN Sinter Metals and Hoeganaes across all regions in the second half.

Increasing trends to improve fuel efficiency and reduce emissions, such as variable valve timing in engines, high performance gear sets in transmissions and differential gears, are driving the demand for products made by powder metallurgy. GKN Sinter Metals had a successful year in winning new programmes with approximately £75 million of business awarded in the period. In addition, a further £25 million of annualised sales on existing programmes was won from competitors.

New product launches included the first application of GKN's innovative planetary pump as an integral part of the double clutch transmission on the Ferrari California, and a number of powder metal parts for the Tata Nano, a low cost vehicle for the Indian market.

Technology continues to play an important part in Powder Metallurgy and the business achieved another breakthrough with its high performance gear programme with the award of a contract to produce the world's first powder-forged differential gears.

Technology Trends – Variable Valve Timing



The increase in Variable Valve Timing (VVT) systems in automotive engines is a major area of growth for powder metallurgy. Some 80% of VVTs are expected to be produced using the powder metallurgy process by 2014.

From operations in Germany, China and North America, GKN already produces sprocket, stator and rotor assemblies for VVTs for global vehicle manufacturers. Increased volumes for programmes in production together with new programme wins yet to be launched support a significant increase in GKN VVT system sales in the next three years.

Aerospace

GKN Aerospace is a leading global supplier of airframe and engine structures, components, assemblies, transparencies and engineering services to a wide range of aircraft and engine prime contractors.

It provides design and manufacturing capabilities in three main product areas: aerostructures (fuselage, wing and flight control surface assemblies and components), propulsion systems (engine and nacelle components and assemblies) and special products (transparencies and protection systems).

GKN Aerospace is a leader in the design and manufacture of advanced composites, transparencies and complex metal structures.





Management sales

First half £770m

Second half £716m

Total £1,486m
(2008 – £1,002m)

Management trading profit and margin


£m
50
40
30
20
10
0
Q1
Q2
Q3
Q4
%
15
12
9
6
3
0

Total £169m
(2008 – £105m)
Margin 11.4%
(2008 – 10.5%)

Management trading profit

Margin

Achievements in 2009

Aerospace has a balanced position in civil and defence programmes and has continued to secure its market position during 2009 with a range of customers and programmes. A large number of these are now entering the initial phase of schedule ramp-up and are projected to reach rate production over the next few years.

In 2009 new contracts awarded included composite inboard/outboard flap components for the Airbus A350 with a potential value of $350,000 per ship-set, and winglets for the Bombardier CSeries, with a potential order for 1,000 aircraft. New work packages were also won on the Lockheed Martin F-35 (Joint Strike Fighter) for hard metal machining and composite manufacture of fuselage components with a value of around $200 million.

Whilst aerospace markets remained positive overall, further restructuring activities were carried out in 2009 to address a softening in the civil aviation market and to reposition the business for anticipated lower production volumes.

The acquisition and successful integration of Filton helped to propel GKN Aerospace forward as Europe's No. 1 aerostructures business. Filton brought 'life of programme' contracts across all Airbus aircraft and enhances GKN's capability to design and manufacture major sub-assemblies for large aircraft wings.

During the year work also began on a dedicated composite facility at Filton. This state-of-the-art manufacturing and automated assembly operation will incorporate production techniques that represent the future of composites manufacture in aviation. Production at the facility is anticipated to commence in 2011.

Technology Trends — Composites



Composites remain key to the delivery of complex lightweight aero and engine structures for the next generation of fuel efficient, low emission aircraft.

Recognising this trend, GKN Aerospace has, through its JV with Rolls-Royce, completed development of a composite engine blade. It has also extended its role in the Airbus-led Next Generation Composite Wing programme, joined the European Clean Sky joint technology initiative and is a founding member of both the UK's National Composites Network and the newly commissioned National Composites Centre.

OffHighway

GKN OffHighway designs, manufactures and distributes a wide range of products for the agricultural, construction and mining, and industrial machinery markets. Its portfolio includes driveline products, wheels and tractor attachment systems.

A service and distribution business supplies GKN's and other manufacturers' products to aftermarket wholesalers and distributors.

GKN OffHighway is a leading global supplier of off-highway wheels and agricultural power take-off shafts. Major customers include John Deere, Case New Holland, Caterpillar, CLAAS and AGCO.





Management sales

First half £222m

Second half £139m

Total £361m
(2008 – £553m)

Management trading profit and margin

Q1 Q2 Q3 Q4

Total £(12)m
(2008 – £40m)
Margin (3.3)%
(2008 – 7.2%)

Management trading profit

Margin

Achievements in 2009

OffHighway reacted to a significant deterioration in its key markets during 2009 with operating cost reductions resulting in a lower break-even point for the business and the extensive use of flexible working practices, particularly in Italy and Germany. In addition, a plant rationalisation programme was largely completed with three location closures announced during the year.

Despite difficult market conditions, good progress was made in attracting a high level of new business. Specific areas of success included an integrated 30 component harvester header drive for CLAAS, high speed Rockford primary driveshafts to Liebherr for an articulated dump truck, and a five year global supply contract with Kion for small wheels.

Additional business wins in new product segments for GKN included large (46 inch to 63 inch) multi-piece wheels for mining equipment and a cost saving 'Profi-fit' wheel design, the first customer for which was John Deere.

Moves to extend the business into new markets also progressed well. GKN became sole supplier of high articulation driveshafts on the Oshkosh TAK-4™ suspension system, which provides greater off-road capability in military personnel transport vehicles. Collaboration on this programme between OffHighway and GKN Industrial and Distribution Services resulted in a tenfold increase in production capability. The programme continues in 2010 with further business secured.

A continued focus on operational excellence and customer service was also recognised with a partnership excellence award from Caterpillar and supplier awards from two of China's largest equipment makers for OffHighway's newly expanded Chinese operation.

Technology Trends — Productivity & Electrification



Population growth, coupled with limited land and water reserves, is driving the need for more intensive use of available resources. Consequently, larger and more efficient vehicles are required that do not increase the level of soil compaction.

GKN OffHighway is developing lighter and more efficient high performance components, including new wheel profiles that reduce weight without loss of performance and clutches that protect lighter drivelines from overload. GKN is also exploring new technologies and products for the electrification of primary and secondary drives.

Review of Performance

Our results for the year ended 31 December 2009 reflect the significant deterioration in automotive and off-highway markets compared to the prior year, continued strong performance in Aerospace, and include the impact of major restructuring to align the Group's operations with its markets. They also contain a strong contribution from the Aerospace acquisition of the Airbus wing component and sub-assembly operation in Filton, UK, completed on 5 January 2009. The extent of currency movements had a significant effect on the Group's reported financial performance in 2009.

Management sales


Automotive 47%
Powder Metallurgy 12%
Aerospace 33%
OffHighway 8%

Total £4,468m
(2008 – £4,617m)

Management trading profit & margin

Total £152m
(2008 – £221m)
Margin 3.4%
(2008 – 4.8%)

Management trading profit · Margin

Group performance

Management sales

Management sales decreased by 3% in the year ended 31 December 2009 to £4,468 million (2008 – £4,617 million) including the benefit from currency translation and acquisitions which added £655 million and £330 million, respectively. Underlying sales decreased by £1,134 million (22%).

Management trading profit

Management trading profit reduced by 31% to £152 million (2008 – £221 million), with a strong performance in Aerospace and a small trading profit in GKN Driveline outweighing trading losses in Other Automotive, Powder Metallurgy and OffHighway. The currency translational benefit was £37 million, while 2009 acquisitions contributed £40 million. Excluding these items, the underlying decrease was £146 million (57%). After an extraordinarily difficult start to the year with Automotive sales down around 40% in the first quarter, the Group made steady progress through 2009 as the table below demonstrates.

In the first quarter, the Group reported a trading loss of £13 million particularly related to the sharp decline in the automotive market. In the second quarter, production schedules stabilised, the benefits of the Group's restructuring plan increased and the ongoing strong performance of the Aerospace business all contributed to bring the Group back into profitability. The third quarter

	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Sales (£m)	1,079	1,095	1,103	1,191
Trading profit/(loss) (£m)	(13)	36	51	78
Trading margin (%)	(1.2)	3.3	4.6	6.5

Measurement and reporting of performance

In this review, financial information, Group and divisional, unless otherwise stated, is presented on a management basis which aggregates the sales and trading profit, as applicable, of subsidiaries and the Group's proportionate share of joint ventures. References to trading margin are to trading profit expressed as a percentage of sales.

Management trading profit or loss and management profit or loss before tax exclude the impact of:

- strategic restructuring and impairment charges of subsidiaries and joint ventures;
- amortisation of non-operating intangible assets arising on business combinations;
- profits and losses on the sale or closures of businesses;
- change in the value of derivative and other financial instruments;
- other net financing charges; and
- profits and losses, after tax, arising on discontinued operations.

We believe that these management figures better reflect performance of continuing businesses. Where appropriate, reference is made to underlying results which exclude the impact of acquisitions as well as currency translation on the results of overseas operations.

Relative exchange rates used for currencies most important to the Group's operations are:

	Average		Year End	
	2009	2008	**2009**	2008
Euro	**1.12**	1.26	**1.13**	1.03
US dollar	**1.56**	1.85	**1.61**	1.44

The approximate impact on 2009 trading profit of subsidiaries and joint ventures of a 1% movement in the average rate would be euro – £0.2 million, US dollar – £0.7 million.

trading profit improved further as automotive production schedules increased in response to higher automotive sales and restocking by vehicle manufacturers. With the exception of OffHighway, all divisions were profitable in the fourth quarter.

Overall Group trading margin for 2009 fell to 3.4% (2008 – 4.8%), although by the fourth quarter this had risen to 6.5%.

Restructuring

During the year, around 3,500 employees left the Group and 11 facilities ceased operations, with a further three closures announced. Restructuring costs in the year amounted to £141 million, including net impairment charges (£9 million), short-time working (£24 million) and £108 million redundancy and reorganisation charges. The benefit of the actions to address the permanent cost base was estimated to be £80 million in 2009. Cash spend in 2009 on the 2008 restructuring programme amounted to £93 million.

Final site rationalisation actions, including a further plant closure to be announced before the end of the first quarter, headcount reductions and the reduction of short-time working in the first half of 2010 will result in 2010 restructuring charges of around £37 million with 2010 cash spend estimated at £67 million. 2010 incremental benefits of £60 million are expected to accrue.

The benefit to annualised operating costs resulting from the total restructuring programme is expected to be £161 million.

Divisional performance

Automotive

Automotive activities comprise GKN Driveline and Other Automotive companies which supply driveshafts, torque management devices, structural and engine components and substrates for catalytic converters, largely to vehicle manufacturers in the global car and light vehicle markets.

Production of cars and light vehicles fell sharply at the beginning of 2009 as manufacturers responded to the sharp decline in sales of new vehicles and high levels of inventory. In addition to overall lower production, there was a change in mix to smaller cars as a result of scrappage and tax incentive schemes in many countries.

In the second half of 2009, production increased as markets began to recover and incentive schemes boosted demand. For the year as a whole, the markets showing the strongest production growth were China and India, with production in Brazil also increasing slightly. North America, Japan and Europe were particularly affected by the economic turmoil with significantly lower production volumes.

Overall, annual global production volumes fell 13% in 2009 to 59 million vehicles (2008 – 67 million). Excluding China, annual production volumes fell 22% to 46 million vehicles (2008 – 59 million).





Pictured:
GKN Driveline is a leading global producer of CVJ sideshafts, operating in all major vehicle producing regions of the world.


Global light vehicle production — million units*
Compound Annual Growth Rate (CAGR) 1990–2015: 2.4%
90
80
70
60
50
40
30
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Total
CAGR
* Source: Global Insight

Review of Performance



Pictured:
GKN Driveline's facility in Porto Alegre. The plant manufactures CVJ sideshafts and is GKN's main production facility in Brazil.

Europe

Production in Western Europe was 12.0 million vehicles in 2009 compared with 14.6 million in 2008, a decrease of approximately 18%. Falls in production were seen across the major Western European markets of Germany (12%), France (19%), Italy (16%), Spain (13%) and the UK (33%).

In Eastern Europe production in 2009 fell by approximately 27%, to 4.8 million vehicles.

Overall production in Europe (where sales to vehicle manufacturers accounted for approximately 19% of Group sales in the year (2008 – 24%)) was 16.8 million vehicles, approximately 20% lower than in 2008.

Americas

In North America (where sales to vehicle manufacturers accounted for approximately 6% of Group sales in the year (2008 – 8%)) production in 2009 was 8.5 million vehicles, a reduction of 32% from the 12.6 million in 2008. Within the overall figure there was again a significant change in market share with Chrysler and General Motors continuing to lose volume to foreign manufacturers and Ford. Consumer preference continued to move from light trucks and sports utility vehicles (SUVs) to crossover and passenger vehicles.

In Brazil, production increased by 3% to 3.0 million vehicles, assisted by government incentive programmes which increased domestic demand. Sales in Brazil accounted for 4% (2008 – 3%) of Group revenues in the year.

Asia Pacific

Production in Japan fell by 31% to 7.7 million vehicles in 2009, as both local demand and export markets were negatively affected by falling sales and de-stocking.

Asia Pacific production (excluding Japan) grew by 18%. In China, production of 12.5 million vehicles was 46% above 2008 and made it the world's largest vehicle market. Production in India rose by 13% to 2.3 million vehicles.

Overall, production in Asia Pacific reduced slightly to 28.4 million vehicles in 2009 (2008 – 28.7 million). Sales in this region accounted for 6% (2008 – 5%) of Group revenues in the year.

Western Europe light vehicle production — million units*


5
4
3
2
1
0
Q1
Q2
Q3
Q4
2008 actual
2009 actual
2010 forecast

North America light vehicle production — million units*


4
3
2
1
0
Q1
Q2
Q3
Q4
2008 actual
2009 actual
2010 forecast

Brazil, India & China light vehicle production — million units*


6
5
4
3
2
1
0
Q1
Q2
Q3
Q4
2008 actual
2009 actual
2010 forecast

* Source: Global Insight

GKN Driveline

GKN Driveline is the world's leading supplier of automotive driveline components and systems. As a global tier one supplier serving the world's major vehicle manufacturers, GKN Driveline develops, builds and supplies an extensive range of automotive driveline components for use in the smallest ultra low-cost car through to the most sophisticated premium vehicle, demanding the most complex driving dynamics. GKN Driveline is a leading global producer of constant velocity jointed (CVJ) sideshafts, propshafts and mechanically and electronically controlled torque management products.

GKN Driveline's underlying sales fell 43% in the first quarter before seeing gradual improvements for the rest of the year. Overall, sales fell 12% in 2009 to £1,992 million (2008 – £2,268 million). Excluding the favourable impact of currency translation of £352 million, underlying sales reduced by £628 million (24%).


GKN Driveline sales
by region of origin
Europe 47%
Americas 25%
China 7%
India 3%
Rest of World 18%

GKN Driveline trading profit was £16 million (including a first quarter £3 million post-employment benefit curtailment gain) compared with a trading profit of £88 million in 2008 (including an £8 million post-employment benefit curtailment gain and a £3 million charge in respect of abortive acquisition costs). The impact of translational currency was £16 million positive, with underlying trading profit reduced by £88 million due to significantly lower volumes. In the first half, GKN Driveline reported a trading loss of £32 million. Sales in the second half were 20% higher than in the first half as customer demand partially recovered. In addition, the benefits of the restructuring programme came through and in the second half GKN Driveline produced a trading profit of £48 million.

As part of the GKN Driveline restructuring programme, one factory in the UK was closed and two others will be merged during 2010. The joint venture in South Africa was ended and GKN sold its joint venture interest in Jilin, China, to allow it to concentrate efforts in that country on Shanghai GKN Drive Shaft. A plant closure was announced in Japan which will conclude around the end of 2010. In total, around 1,200 people left the business in 2009 and extensive use of government supported short-time working was used to match production with sales. By the year end, as volumes recovered, the levels of short-time working had reduced considerably.

Charges recognised in 2009 in relation to this restructuring amounted to £81 million, of which redundancy and reorganisation costs were £63 million, short-time working was £19 million and net impairment reversals were £1 million.

GKN Driveline took further steps to build on its 21-year presence in the Chinese market to extend critical relationships and also its footprint for the future. The joint venture with our partner SAIC, Shanghai GKN Drive Shaft, was extended for a further 50 years. Sideshaft production started at a new state-of-the-art facility at Wuhan and plans are well advanced for an additional facility in Chang Chun, northern China. Although production in China was depressed at the start of the year, it reached record levels of output by year end.

Management initiated actions in 2009 to protect the cash flow of the business by reducing working capital and capital expenditure. As a result, inventories were reduced by 21% at constant currency rates and capital expenditure on tangible fixed assets reduced to £74 million (2008 – £110 million). The business increased its net productive inventory turns to 12 times by the year end (2008 – 8 times) and the ratio of capital expenditure to depreciation reduced to 0.7 times (2008 – 1.2 times). Return on invested capital was 1.4% (2008 – 7.9%).





Pictured:

1 In 2009, sideshaft production commenced at a new state-of-the-art facility in Wuhan, China. The facility is scheduled to produce 400,000 sideshafts in 2010.

2 GKN Driveline's research and product development centres work in partnership with leading vehicle manufacturers to solve specific engineering challenges.

Review of Performance



Pictured:
The ongoing research and development undertaken by GKN Driveline supports its strategy to provide innovative driveline systems and solutions which meet developing market trends for more fuel efficient vehicles.

GKN Driveline invested £57 million in the year (2008 – £63 million) on research and development focused on new applications of existing products and a range of new driveline products, including for hybrid and electric vehicles.

Although new model launch activity was low during the period, GKN Driveline was successful in winning 95% and 85% respectively of replacement and new driveshaft programmes for which it was invited to bid.

During 2009, GKN Driveline launched a number of innovative products designed to help vehicle manufacturers to improve vehicle handling performance and reduce fuel consumption and emissions:

- Face Spline: a patented hub connection for CVJ sideshafts which offers vehicle manufacturers a cost-saving and more efficient alternative to the traditional stem design commonly used to secure CVJ sideshafts to wheel-hubs.
- Electric axles: provide innovative all-wheel-drive and fuel-efficient, emission-free features for tomorrow's generation of hybrid and electric vehicles.
- Direct Torque Flow technology: a new design solution to connect the propshaft to the vehicle's transmission in a way that saves weight, assembly time, space and cost.
- Electronic Limited Slip Differential (eLSD): a rear axle differential with an integrated active coupling that provides vehicle traction and stability through high speed optimal torque allocation to the powered wheels.
- Low-cost vehicle sideshafts: specifically engineered solutions suited to the growth of affordable mobility in developing nations.

In the Industrial and Distribution Services business, which provides a range of new and remanufactured components to the passenger vehicle aftermarket and repairs and replaces heavy duty propshafts, underlying sales fell 8% although the business remained profitable.

New business was also won in the military vehicle market. GKN became sole supplier of high articulation driveshafts on the Oshkosh TAK-4™ suspension system, which provides greater off-road capability in personnel transport vehicles. Collaboration on this programme between GKN Industrial and Distribution Services and GKN OffHighway resulted in a tenfold increase in production capability. The programme continues in 2010 with further business secured.

Other Automotive

GKN's Other Automotive companies supply structural and engine components and substrates for catalytic converters, mainly to light vehicle and truck manufacturers.

Sales in the year of £117 million were £59 million lower than the prior year (2008 – £176 million), reflecting the significant deterioration in automotive markets. The impact of currency translation was positive at £12 million. A trading loss of £2 million for the year compares with a trading profit of £2 million in 2008.

Restructuring actions in the year resulted in 180 people leaving the UK business.

Automotive trading margin

The trading margin for Automotive in 2009 was 0.7% (2008 – 3.7%). As volumes recovered and the benefits of the restructuring plan increased, the trading margin recovered in the fourth quarter to 5.9%. Return on invested capital was (2.5)% (2008 – 2.5%).



Pictured:
Increasing trends to improve fuel efficiency and reduce emissions, such as variable valve timing in engines, high performance gear sets in automatic transmissions and differential gears, are driving demand for products made by powder metallurgy

Powder Metallurgy

Powder Metallurgy produces metal powder (Hoeganaes) and sintered products (GKN Sinter Metals). Hoeganaes is the largest producer of metal powder in North America. GKN Sinter Metals is the world's largest manufacturer of sintered components. It uses powdered metals to manufacture precision automotive components for engines, transmissions and body and chassis applications. It also produces a range of components for industrial and consumer applications, including power tools, bearings, white goods and garden equipment.

Powder Metallurgy experienced a significant reduction in business activity in 2009, with sales of £512 million (2008 – £618 million). Excluding the favourable impact of currency on translation of £87 million, the underlying decrease in sales was £193 million (27%). Sales fell acutely in Europe and North America, whilst in the Asia Pacific and South American operations headline sales improved by 5% compared with 2008, buoyed by strong second half performances in India, China and Brazil.

The most severe market conditions for GKN Sinter Metals were experienced in the first half of 2009 when lower automotive production levels were further depressed by extensive de-stocking throughout the supply chain. North American volumes in particular were adversely affected in the second quarter by the accelerated actions of General Motors and Chrysler to reduce inventories as part of their reorganisation plans.

A gradual improvement in sales levels was seen during the second half of 2009 as automotive market conditions improved and de-stocking slowed.

Hoeganaes' underlying sales were 31% lower. This decline reflected lower automotive end market sales and reduced raw material surcharge revenue, as average commodity input costs were lower than had been experienced in 2008. Against a backdrop of declining markets, Hoeganaes increased market share in the key geographic markets of North America and Europe. Total tons shipped were 22% lower than in 2008.


Powder Metallurgy sales
by product type
GKN Sinter Metals 85%
(sintered products)
Hoeganaes 15%
(metal powder)


Powder Metallurgy sales
by region of origin
Europe 45%
Americas 49%
Rest of World 6%

Review of Performance





After reporting a £14 million trading loss in the first half of 2009, Powder Metallurgy benefited in the second half from the gradual recovery in sales volumes and the impact of the significant restructuring programme. Both GKN Sinter Metals and Hoeganaes reported trading profits across all regions in the second half of the year. In the year ended 31 December 2009, Powder Metallurgy reported a trading loss of £7 million (2008 – £2 million loss).

Restructuring actions implemented to reposition the business in light of the economic slowdown included the closure and cessation of production at three facilities, headcount reductions and extensive use of government supported short-time working, which has steadily diminished as the year has progressed. A further 500 jobs were lost in 2009, bringing the total headcount reduction since the commencement of the programme in mid 2008 to 1,100.

Net restructuring costs in 2009 totalled £20 million in relation to redundancies, short-time working and facility closure costs. No impairment charges were incurred in 2009 (2008 – £100 million).

The management actions in 2009 to protect cash flow included reducing working capital and capital expenditure. As a result, inventories were reduced by 23% at constant currency rates and capital expenditure on tangible fixed assets reduced to £10 million (2008 – £35 million). The ratio of capital expenditure to depreciation consequently reduced to 0.3 times (2008 – 1.1 times).

Increasing trends to improve fuel efficiency and reduce emissions, such as variable valve timing in engines, high performance gear sets in automatic transmissions and differential gears, are driving the demand for products made by powder metallurgy. Approximately £75 million of new programme business was awarded in the period. In addition, a further £25 million of annualised sales of existing programmes were won from competitors.

New product launches included the first application of GKN's innovative planetary pump as an integral part of the double clutch transmission on the Ferrari California and a number of powder metallurgy parts for the Tata Nano, a low cost vehicle for the Indian market.

The full year divisional trading margin in 2009 was (1.4)% (2008 – (0.3)%), although in the fourth quarter the trading margin was 3.4%, reflecting improved business performance and market conditions. Return on invested capital was (1.6)% (2008 – (0.4)%).


KLINGELNBERG
P 26

Pictured above and right:
Powder Metallurgy's Technology Centre in Radevormwald, Germany, houses the division's European research and development centre and a state-of-the-art technical area.

Aerospace

Aerospace is a global first tier supplier of airframe and engine structures, components, assemblies, transparencies and engineering services to a wide range of aircraft and engine prime contractors and other first tier suppliers. It operates in three main product areas: aerostructures, engine components and sub-systems and special products.

The overall aerospace market remained positive in 2009 with growth in the defence sector and large civil aircraft deliveries remaining high. Airbus delivered 498 aircraft, an increase of 15 on the prior year, and Boeing delivered 481 aircraft, an increase of 106 on the prior year.

The market for business and regional jets has, however, been very weak with volumes substantially down.

Civil aircraft market 2008–2014
2008–2009 actual 2010–2014 forecast
by aircraft type US$ billion


100
80
60
40
20
0
2008
2009
2010
2011
2012
2013
2014
Regional aircraft
Business jets
Commercial jetliners
Source: Teal

US defence spending remained strong in 2009, driven by the budget set by the previous US administration and ongoing operational requirements. The 2010 fiscal year budget from the current administration has restricted production of the Lockheed F-22A fighter jet programme to 187 aircraft. Demand remained strong for other combat aircraft such as F/A-18 E/F, helicopters including the Blackhawk, and transport aircraft, particularly the C17 and C130J. The Lockheed F-35 (Joint Strike Fighter) remains a key defence programme committed to by the US Department of Defense with plans to build some 2,443 aircraft. Overall, demand in the US defence sector is expected to remain robust throughout 2010 and the Defense Department 2011 budget plan assumes growth of around 3% per annum over the next several years.

In Europe, where GKN has very limited exposure, defence budgets remain under pressure and in Asia a number of significant export programmes are being pursued by GKN's customers.

Military aircraft market 2008–2014
2008–2009 actual 2010–2014 forecast
by aircraft type US$ billion


50
40
30
20
10
0
2008
2009
2010
2011
2012
2013
2014
Trainers/light attack
Rotorcraft
Military transports
Fighters
Source: Teal

Aerospace sales of £1,486 million were £484 million (48%) higher than the prior year (2008 – £1,002 million). The Filton plant, acquired on 5 January 2009, added £330 million while the impact of currency translation was £129 million positive. The underlying increase of £25 million represented a 2% improvement.


Aerospace sales
by region of origin
Europe 46%
Americas 54%

The acquisition of the wing component and sub-assembly facility at Filton is expected to provide excellent growth opportunities as the site becomes the Group's globally competitive UK centre of excellence for the design and manufacture of composite aircraft wing structures. As part of the acquisition, Airbus awarded GKN 'life of programme'





Pictured:
Composites remain key to the delivery of complex lightweight aero and engine structures for the next generation of fuel efficient, low emission aircraft.

Review of Performance





Pictured:
1 GKN Aerospace's new facility in Bristol, UK which was commissioned in 2009. The facility will manufacture wing spars and trailing edge assemblies for the Airbus A350 XWB, with production scheduled to commence in 2011.

2 The Airbus A350 XWB. Image courtesy of Airbus S.A.S.

contracts on all Airbus aircraft programmes for wing components and sub-assemblies in production at Filton at the time which enhances GKN's capability to design and manufacture major sub-assemblies for large aircraft wings. The main intangible asset recorded on acquisition related to the customer relationship with Airbus. GKN also signed contracts with Airbus for significant work packages to design and produce large scale composite structures for the wing of the new A350 long haul airliner. This contract further extends the Group's market position in primary composite wing structures. The Group expects the Filton acquisition to enable new contracts to be secured with Airbus in the future and to enhance relationships with other customers.

Trading profit increased by £64 million to £169 million (2008 – £105 million). Filton contributed £40 million and the impact from currency on translation of results was £15 million. Excluding these factors the increase was £9 million, including a first quarter realisation on programme development costs of £5 million and a second quarter £5 million net pension curtailment gain. The first half was impacted by start-up costs on new programmes, disruption costs as a result of the delays on the Boeing 787 and the decline in business jet and general civil aviation and aftermarket sales, particularly in engine products. Through the second half of the year production volumes stabilised and operating performance improved as a result of process improvements and the benefits from restructuring.

Overall, the trading margin increased to 11.4% (2008 – 10.5%) with the underlying margin from Filton of above 10%. The underlying margin excludes the impact of fair value accounting and certain foreign exchange rate gains. Return on invested capital was 24.2% (2008 – 16.4%).

As a result of some softening in large civil aircraft production in the second half and the ongoing objective to reduce costs and improve efficiency, GKN Aerospace continued its restructuring activities with the loss of around 600 jobs in 2009 and the commencement of facility closures in the UK and US. Restructuring charges were taken amounting to £10 million (2008 – £3 million).

Management actions to preserve cash continued with the emphasis on reduced working capital. As a result, inventories (excluding Filton) fell by 12% at constant currency rates which improved inventory turns by 1 times to 7 times.



Pictured:
A composite winglet for the Boeing 767 developed and built by GKN Aerospace. Blended winglets offer environmental and performance benefits such as fuel savings, emissions reductions and payload and range improvement.

Capital expenditure on tangible assets in 2009 amounted to £43 million (2008 – £30 million) which represents 1.0 times depreciation (2008 – 1.2 times). £24 million of the capital expenditure relates to our involvement on the Airbus A350 wing assembly and trailing edge programme. Further significant investment on this programme is planned over the next few years, partly funded by £60 million of UK Government refundable advances, £28 million of which was received in 2009.

GKN expenditure on non-recurring programme costs was £13 million (2008 – £9 million) including those associated with the Airbus A350 and the Boeing 767 winglet.

GKN Aerospace secured a number of new programmes and achieved a number of significant milestones during the year, including:

- the successful integration of Filton into GKN ownership with no disruption to manufacturing and customer delivery schedules;
- commissioning of the new state-of-the-art facility for the A350 in Bristol, UK. The first of five advanced auto fibre placement machines was installed in the fourth quarter of 2009. Production is scheduled to commence in 2011;
- a contract with a potential value of $350,000 per ship-set was awarded for supply of the composite inboard/outboard flap components for the A350;
- a new supply contract with BAE Systems for hard metal machining and composite manufacture, in the UK and US, of Joint Strike Fighter fuselage components, with a value of around $200 million;
- Bombardier CSeries winglets contract with a potential order of 1,000 aircraft; and
- initial successful trial of a composite fan blade in the joint venture with Rolls-Royce.

The division has a balanced position in civil and defence programmes and has continued to secure its market position with a range of customers and programmes that maintains its diversity. A large number of these programmes are now entering the initial phase of scheduled ramp-up and are projected to reach rate production over the period 2010 to 2016.

Aerospace sales

by market


Military 48%
Civil 52%

Excluding Filton, 62% of 2009 sales were to the military market and 38% to the civil market.


A400
Starbo
Inner Fi
Shrou

Pictured:
A composite wing spar for the Airbus A400M military airlifter. GKN Aerospace has developed automated carbon fibre tape lay-up technology to manufacture the 14 metre spars.

Review of Performance

OffHighway

OffHighway designs, manufactures and distributes, on a global basis, a portfolio of products for off-highway vehicles primarily in the agricultural, construction, mining and other specialty vehicle markets. It consists of three primary business streams – driveline products, wheels and aftermarket. The division has a leading global position in the supply of power take-off shafts and wheels.


OffHighway sales
by market
Agriculture 71%
Construction & Mining 17%
Industrial Machinery 12%

European agricultural markets weakened considerably as the year progressed, with a more pronounced decline in the second half. This was fuelled by the prevailing economic conditions, de-stocking actions within the supply chain, lower commodity prices and lack of availability of finance. Demand for US agricultural machinery was also sharply down as farm income fell as a result of lower commodity prices.

In the construction equipment market, the fall-off in sales started towards the end of 2008 due to the recessionary conditions persisting in both European and US markets and extensive de-stocking by customers. The low level of housing starts in the US and Europe has continued to depress demand for light construction equipment. Demand in mining markets remained stable at the beginning of 2009 due to the longer equipment ordering cycle in this industry, but weakened thereafter.

The industrial machinery sector includes products for material handling and a range of other applications. Demand in this sector weakened significantly reflecting difficult economic conditions in many markets and subsequent reductions in capital expenditure by end customers across many industries.

Against this background, sales were £361 million, £192 million lower than the prior year (2008 – £553 million). Excluding the currency translation benefit of £75 million, the underlying decrease in sales was £267 million (43%) with all product areas and regions suffering a decline. The rate of deterioration increased in the second half when agricultural markets weakened, whilst construction, mining and industrial machinery market demand remained subdued and underlying second half sales were 52% lower than the comparable period in 2008.


OffHighway sales
by region of origin
Europe 67%
Americas 27%
Rest of World 6%

The division reported a trading loss of £12 million (2008 – trading profit of £40 million). The underlying decline was £59 million adjusted for a favourable currency translation effect of £7 million. Trading margin was (3.3)% compared with 7.2% in 2008. Although the fourth quarter trading margin was still negative at (5.4)%, this represented a notable improvement over the third quarter trading margin of (9.2)%. Return on invested capital was (5.5)% (2008 – 19%).

Management actions to restructure the business in response to the economic conditions were broadened and accelerated during the year. Headcount reduced by around 960, bringing the total reduction since October 2008 to 1,400. Four facilities were shut or reorganised and a fifth will be closed during the first half of 2010. Restructuring actions during the year resulted in charges of £26 million (2008 – £3 million), comprising redundancy and reorganisation costs of £16 million, goodwill and fixed asset impairments of £9 million and short-time working of £1 million.

Capital expenditure on tangible fixed assets was £11 million (2008 – £14 million), 0.8 times (2008 – 1.2 times) depreciation.

Despite poor end markets, good progress was made in attracting a high level of new business. Specific areas of success included new orders for Rockford driveshafts for a Liebherr articulated dump truck and a five-year global supply contract for small wheels to Kion. New products to GKN were large multi-piece wheels (46 inch to 63 inch) for mining equipment and a cost-saving 'Profi-fit' wheel design, the first customer for which was John Deere.

Following an operational and strategic review, the Group has decided to exit its interest in the low technology axles market with all options being considered. These businesses recorded a trading loss of £4 million (2008 – £1 million loss).



Pictured:
A Power Drive PTO drive shaft offering improved performance, safety and handling. GKN OffHighway has a leading global position in the supply of power take-off shafts.

Financial performance

Corporate costs

Corporate costs, which comprise the costs of stewardship of the Group and operating charges associated with the Group's legacy businesses, were £12 million (2008 – £12 million) and included a first half legacy post-employment past service credit of £1 million and also second half legacy and project related charges amounting to £2 million.

Restructuring and impairment charges

Group restructuring and impairment charges of £141 million (2008 – £163 million) relate to the restructuring programme initially announced in November 2008 and updated during the course of 2009. The major elements arose within subsidiaries and represent redundancy and reorganisation costs (£108 million) and short-time working costs (£24 million). Net impairment charges amounted to £9 million and included an impairment reversal of £3 million in respect of the Jilin joint venture interest. The restructuring measures were put in place in response to significantly lower production volumes in the Automotive, Powder Metallurgy and OffHighway businesses and the general economic decline. Further restructuring charges of around £37 million, including £6 million short-time working, are expected in 2010 as facility rationalisation and closure actions are concluded.

Profits and losses on sale or closures of businesses

A £2 million currency surplus arose on the disposal of the Group's investment in its GKN Driveline Jilin joint venture.

Amortisation of non-operating intangibles arising on business combinations

The charge for the amortisation of non-operating intangibles (e.g. customer contracts and relationships, trademarks, non-compete agreements and intellectual property rights) arising on business combinations increased to £24 million (2008 – £10 million), primarily due to the Filton acquisition.

Change in value of derivative and other financial instruments

The Group enters into foreign exchange contracts to hedge much of its transactional exposure. At 1 January 2009 the net fair value of such instruments was a liability of £130 million and at the end of 2009 the figure was a liability of £43 million. Where hedge accounting has not been applied, the change in fair value between 1 January 2009 and 31 December 2009, or the date of maturity if earlier, is reflected in the income statement as a component of operating profit and has resulted in a credit of £106 million (2008 – £175 million charge). There was a £29 million charge arising from the change in the value of embedded derivatives in the year (2008 – £43 million credit) and a charge of £3 million attributable to the translational currency impact on Group funding balances (2008 – £9 million credit). There were also changes in the value of Powder Metallurgy commodity contracts of £2 million credit (2008 – £1 million charge).

Operating profit

Operating profit of £39 million compared with an operating loss of £86 million in 2008.

Post-tax earnings of joint ventures

The post-tax earnings of joint ventures in the year were £21 million (2008 – £6 million) which included an impairment reversal of £3 million (2008 – £10 million charge). Post-tax earnings on a management basis were £18 million (2008 – £16 million), with trading profit of £23 million (2008 – £20 million). The 2009 tax charge amounted to £4 million (2008 – £4 million) with an interest charge of £1 million (2008 – £nil). Underlying trading profit declined £1 million as the strong performance in our Chinese joint venture, up £8 million, was offset by underlying trading losses, down £9 million, primarily in Emitec and Chassis System.

Net financing costs

Net financing costs totalled £114 million (2008 – £50 million) and include the non-cash charge on post-employment benefits of £49 million (2008 – £3 million). The net of interest payable and interest receivable was £64 million (2008 – £47 million) and arose mainly on the bonds and bank borrowings. The £17 million increase in net interest payable mainly reflects the absence of balance sheet translation cover interest benefits and charges (£7 million) incurred when the Group bought back £124 million of its outstanding bonds. The interest income benefit of the second half rights issue proceeds is estimated at £1 million. Interest costs attributable to the Group's A350 investment have been capitalised in 2009 amounting to £1 million.

The non-cash charge on post-employment benefits arises as the expected return on scheme assets of £121 million (2008 – £163 million) was more than offset by interest on post-employment obligations of £170 million (2008 – £166 million). Details of the assumptions used in calculating post-employment costs and income are provided in note 26 to the financial statements.

Profit/loss before tax

The management profit before tax was £83 million (2008 – £170 million). The loss before tax on a statutory basis was £54 million compared with a £130 million loss before tax in 2008.

Management profit before tax of continuing operations


£m
300
250
200
150
100
50
0
2005
2006
2007
2008
2009

Review of Performance

Taxation

The tax charge on management profits of subsidiaries of £65 million (2008 – £154 million) was £11 million (2008 – £1 million charge), representing a 16.9% tax rate (2008 – 0.6%).

Compared with the weighted average tax rate for the Group of 31%, the 2009 tax rate has benefited from a combination of the release of provisions for uncertain tax positions, the recognition of previously unrecognised deferred tax assets and certain tax refunds. Certain other items have tended to increase the tax rate, including the treatment for tax of exchange variations, the reversal of a prior year tax credit in respect of discontinued operations and the non-recognition of deferred tax assets arising in the year. The reported net tax rate was 16.9% (2008 – 0.6%).

GKN's tax strategy continues to be aimed at creating a sustainable 'cash tax' charge that balances minimising tax payments with the need to comply with the tax laws of each country in which we operate. The cash tax charge excludes deferred taxes, movements in provisions for uncertain tax positions and tax relating to those non-trading elements of operating profit identified separately in the income statement. In 2009 the cash tax charge was 29% (2008 – 17%) which exceeds the '20% or below' cash tax rate expected. This increase is primarily a result of the unusual profit profile across our trading markets, exaggerated by the low level of underlying profits in 2009. In the near term we expect the cash tax rate to revert to an average of 20% or below as we continue to make use of prior years' tax losses, incentives and deductions in the various countries in which we operate.

For 2010 and beyond, the overall reported tax rate is likely to continue to be volatile, primarily due to movements in provisions for uncertain tax positions and the recognition/derecognition of deferred tax assets. Unrecognised, potential deferred tax assets principally relate to brought forward tax losses and pension liabilities in the UK and US.

The total effective tax rate of continuing subsidiaries based on statutory profit before tax was 20% (2008 – 7.4%) arising as a £15 million tax credit on a loss of £75 million.

Non-controlling interests

The profit attributable to non-controlling interests was £2 million (2008 – £2 million).

Earnings per share

Earnings per share on a continuing basis were (3.2) pence (2008 – (11.7) pence as restated for the impact of the rights issue). Management earnings per share were 5.5 pence (2008 – 16.0 pence restated). The reductions are mainly due to lower profitability of the Group, discussed above. Average shares outstanding in 2009 were 1,271.7 million and shares outstanding at the year end were 1,552.3 million.

Dividend

In view of the continued difficult trading environment, the Board has decided not to pay a final dividend for 2009 (2008 – nil pence per share). The total dividend for the year is, therefore, nil pence per share (2008 – 4.5 pence per share, 3.0 pence per share restated). The Group intends to pay a dividend on both 2010 interim and final earnings. The level recommended by the Board will be commensurate with achieved earnings and take into account the outlook for our end markets at that time. In the medium term, it is the intention to resume a progressive dividend policy based on an underlying earning cover ratio of around 2.5 times.

Cash flow

Operating cash flow, which is defined as cash generated from operations of £288 million (2008 – £328 million) adjusted for capital expenditure (net of proceeds from capital grants) of £153 million (2008 – £204 million), proceeds from the disposal/realisation of fixed assets of £35 million (2008 – £7 million) and UK Government refundable advances of £28 million (2008 – £nil), was an inflow of £198 million (2008 – £131 million).

Tax charge analysis	2009 %	2008 %
Weighted average tax rates of major countries in which GKN operates	31	30
Benefits of GKN tax profile (tax losses and other factors)	(2)	(13)
'Cash tax' rate	29	17
Tax impact of foreign exchange gains/losses on intra-group funding	9	(19)
Movement in provisions for uncertain tax positions	(38)	—
Deferred tax on subsidiaries' underlying profit before tax	17	3
Tax charge as % of subsidiaries' underlying profit before tax	17	1

Computation of 'cash tax' rate	2009 £m	2008 £m
Tax — total	(15)	(10)
Adjust for:		
Deferred tax total	15	1
Movement in provisions for uncertain tax positions	25	—
Tax impact of foreign exchange gains/losses on intra-group funding	(6)	29
Current tax on restructuring and impairment charges	—	6
'Cash tax' charge	19	26
Profit before taxation of subsidiaries (management basis)	65	154
'Cash tax' rate	29%	17%

Cash flow* from continuing operations

£m
250
200
150
100
50
0

2005 2006 2007 2008 2009

* Cash generated from operations adjusted for capital expenditure, proceeds from disposal/realisation of fixed assets, government refundable advances, and special UK pension payments

Within operating cash flow there was an inflow of working capital and provisions of £133 million (2008 – outflow of £5 million), principally as a result of reduced inventory across the Group.

Capital expenditure (net of proceeds from capital grants) on both tangible and intangible assets totalled £153 million (2008 – £204 million). Of this, £139 million (2008 – £191 million) was on tangible fixed assets and was 0.7 times (2008 – 1.2 times) the depreciation charge. Aside from the Group's A350 programme investment commitments, the ratio for 2010 is expected to remain at or below 0.7 times.

Expenditure on intangible assets, mainly initial non-recurring costs on Aerospace programmes, totalled £14 million (2008 – £13 million), including £8 million on the A350 programme.

Net interest paid totalled £61 million compared with £48 million in 2008, including £5 million accrued interest relating to the bond buy-back.

Tax paid in the year was £15 million (2008 – £45 million).

As no final dividend for 2008 or interim dividend for 2009 was paid, the cash cost excluding dividends paid to minorities was £nil (2008 – £97 million).

Free cash flow

Free cash flow, which is operating cash flow including joint venture dividends and after interest, tax and dividends paid, was an inflow of £136 million (2008 – £38 million outflow) after £99 million (2008 – £28 million) of expenditure on the Group's restructuring programmes. The year on year improvement reflects a strong focus on working capital, particularly inventory reduction, lower capital expenditure, lower tax payments and the absence of a current year dividend.

Net borrowings

At the end of the year, the Group had net debt of £300 million (2008 – £708 million). This includes £403 million net proceeds from the rights issue, which were received in July 2009, and acquisition expenditure (including investments in joint ventures and investment loans and capital contributions) of £112 million (2008 – £1 million) primarily relating to the Filton acquisition.

Customer advances in the Aerospace businesses, which are shown in trade and other payables in the balance sheet, amounted to £66 million (2008 – £79 million). The Group's share of net funds in joint ventures was £9 million (2008 – share of net borrowings £1 million).

Net debt


£m
(800)
(600)
(400)
(200)
0
2005
2006
2007
2008
2009

Pensions and post-employment obligations

GKN operates a number of defined benefit and defined contribution pension schemes together with retiree medical arrangements across the Group. The total charge to trading profit in respect of current and past service costs, together with curtailments of defined benefit schemes and retiree medical arrangements, was £22 million (2008 – £25 million), whilst other net financing charges included in net financing costs were £49 million (2008 – £3 million).

The decrease in the charge to trading profit mainly reflects a reduction in current service cost of £2 million in the US as a result of closing most pension plans to future accrual, together with changes to life insurance benefits. The 2009 actions in the US also resulted in a total of £12 million in past service and curtailment credits (2008 – £12 million). Further information including asset, liability and mortality assumptions used is provided in note 26 to the financial statements.

UK pensions

The UK defined benefit scheme is considered to be relatively mature with around 4,800 of its 52,000 members currently in service. The UK defined benefit scheme remains open to new members and is run on a funded basis with funds set aside in trust to cover future liabilities to members. The scheme specific funding valuation and schedule of contributions as at April 2007 remains in force, whilst the next triennial scheme specific valuation will be as at April 2010.

The charge relating to the UK defined benefit scheme reflected in trading profit in respect of current and past service costs/curtailments was £20 million (2008 – £21 million), whilst other net financing costs were £23 million (2008 – £13 million credit). Restructuring activities attracted a past service charge of £1 million (2008 – £1 million).

The accounting deficit at 31 December 2009 of £499 million (2008 – £272 million) was significantly higher than that at the end of 2008. This was mainly as a result of increased liabilities from changes in discount rate and inflation assumptions underlying the valuation. The increase in liabilities was only partially offset by higher asset values from higher investment returns.

Review of Performance


UK pension accounting deficit at 31 December
£m
600
500
400
300
200
100
0
2005
2006
2007
2008
2009

Overseas pensions

Overseas pension obligations arose mainly in the US, Germany and Japan.

The charge to trading profit in respect of current and past service costs/curtailments was £6 million (2008 – £4 million), whilst other net financing charges included in net financing costs were £23 million (2008 – £13 million). Trading profit benefited from the one-time curtailment/past service credit of £7 million, largely in the Americas.
The reduction of £50 million in the accounting deficit to £443 million was principally a result of currency movements as the increase in liabilities from changes in the discount rate assumptions was largely offset by increased asset returns.

Retiree medical and life insurance

GKN operates retiree medical and life insurance arrangements in the Americas and has a scheme, closed to new members, in the UK.

The credit to trading profit in 2009 was £4 million (2008 – £nil), including a £5 million past service credit resulting from changes to life insurance arrangements in the US. Other net financing charges included in net financing costs were £3 million (2008 – £3 million).

As a result of these changes, the impact of currency translation and changes in the discount rates used to value the liabilities, the obligation in respect of all schemes at the end of the year was £54 million compared with £69 million at the end of 2008.

Summary

At 31 December 2009 the funded post-employment obligations of the Group totalled £610 million (2008 – £435 million), whilst unfunded post-employment obligations of the Group totalled £386 million (2008 – £399 million), details of which can be found in note 26to the financial statements.

Net assets

Net assets of £972 million were £44 million higher than the December 2008 year end figure of £928 million. The increase was mainly due to rights issue net proceeds of £403 million offset by currency movements of £160 million and actuarial changes in respect of post-employment obligations of £190 million.

Shareholders' equity

Shareholders' equity at the end of 2009 was £948 million compared with £905 million at the end of 2008.

Financing

The following section describes the way in which the Group manages and controls its treasury function and ensures it is financed in an appropriate and cost-effective manner.

Treasury management

All treasury activities are co-ordinated through a central function (Group Treasury), the purpose of which is to manage the financial risks of the Group and to secure short and long term funding at the minimum cost to the Group. It operates within a framework of clearly defined Board-approved policies and procedures, including permissible funding and hedging instruments, exposure limits and a system of authorities for the approval and execution of transactions. It operates on a cost centre basis and is not permitted to make use of financial instruments or other derivatives other than to hedge identified exposures of the Group. Speculative use of such instruments or derivatives is not permitted.

Group Treasury prepares reports at least annually to the Board, and on a monthly basis to the Finance Director and other senior executives of the Group. In addition, liquidity, interest rate, currency and other financial risk exposures are monitored weekly. The overall indebtedness of the Group is reported on a weekly basis to the Chief Executive and the Finance Director. The Group Treasury function is subject to an annual internal and external review of controls.

Funding and liquidity

The Group funds its operations through a mixture of retained earnings and borrowing facilities, including bank and capital markets borrowings and leasing. The relative proportions of equity and borrowings are governed by specific Board-approved parameters. These are designed to preserve prudent financial ratios, including interest, dividend and cash flow cover, whilst also minimising the overall weighted average cost of capital to the Group.

The Group's borrowing facilities are arranged by Group Treasury and the funds raised are then lent to operating subsidiaries on commercial arm's length terms. In some cases, operating subsidiaries have external borrowings, but these are supervised and controlled centrally.

The Group's objective is to maintain a balance between continuity of funding and flexibility through borrowing at a range of maturities. Wherever practicable, pooling, netting or concentration techniques are employed to minimise gross debt of the Group.

At 31 December 2009 there were £13 million of drawings against the £709 million of the Group's UK committed credit facilities. The £709 million of committed facilities include an £80 million, eight year facility from the European Investment Bank agreed in December 2009.

Following the bond buy-back, capital market borrowings reduced to £551 million and include unsecured issues of £201 million 7% bonds maturing in May 2012 and £350 million 6.75% bonds maturing in October 2019.

In total, the Group's bank committed credit facilities have maturities ranging from 2010

Capital structure

Rights issue raised £403 million (net)
UK revolving credit facilities repaid (£228 million)
2012 bond buy-back (£124 million)

Current facilities

Secured funding on A350
£709 million of committed UK facilities; £13 million drawn
UK cash balance of £186 million

Short term focus

£350 million revolving credit facility (expiring July 2010)
£201 million bonds (maturing May 2012)

to 2017. The weighted average maturity profile of the Group's committed borrowing facilities was 4.5 years. This leaves the Group well placed in the short term to withstand sudden changes in liquidity in the financial markets, although the tightening of available credit means that it may be more expensive to refinance the Group's borrowing facilities as they mature.

All of the Group's committed credit facilities have a single financial covenant requiring EBITDA of subsidiaries to be at least 3.5 times net interest payable. EBITDA of subsidiaries is before restructuring and impairment charges, amortisation of non-operating intangible assets and other non-cash charges arising on business combinations, profit and losses on sale or closures of businesses and the change in the value of derivative and other financial instruments. Net interest payable excludes the finance element of post-employment costs. For the 12 months to 31 December 2009 this ratio stood at 5.2 times (5.9 times excluding the £7 million cost of the bond buy-back).

Financial resources and going concern

At 31 December 2009 the Group had net borrowings of £300 million. In addition, it had available, but undrawn, committed UK borrowing facilities totalling £696 million. Of the Group's total committed borrowing facilities, £350 million is due to expire in July 2010.

The Directors have assessed the future funding requirements of the Group and the Company and compared them to the level of committed available borrowing facilities. The assessment included a review of both divisional and Group financial forecasts, financial instruments and hedging arrangements for the 15 months from the balance sheet date. Major assumptions have been compared to external reference points such as global light vehicle volumes, build schedules from aircraft assemblers and market forecasts from major manufacturers of agricultural and construction machinery.

Recognising the remaining uncertainties around our end markets, a sensitivity analysis has been performed on our forecasts to assess the impact of different scenarios on facility headroom and banking covenants. The Directors also considered what mitigating actions the Group could take to limit any adverse consequences.

Having undertaken this work, the Directors are of the opinion that the Group has adequate committed resources to fund its operations for the foreseeable future and so determine that it is appropriate for the financial statements to be prepared on a going concern basis.

Key Performance Indicators

Financial KPI	Method of calculation	Target
Earnings per share (EPS)	Management earnings for the Group (as set out in note 8(b) to the financial statements) divided by the weighted average number of ordinary shares in issue.	To achieve absolute growth in EPS each year and in the longer term, recognising the nature and cyclicality of our major markets, to achieve average annual compound growth of at least 6%.
Dividends per share	Amount declared as payable by way of dividend divided by the number of ordinary shares in issue (excluding treasury shares).	To return to a progressive dividend policy aligning dividends with the long term trend in earnings whilst achieving a sustainable earnings to dividend cover ratio of around 2.5 times.
Sales growth	Management sales* measured both in absolute terms and on an underlying basis (i.e. excluding the effects of currency translation, acquisitions and divestments) relative to the prior year.	To achieve growth rates at both a Group and divisional level (in absolute terms and on an underlying basis) in excess of the growth in our major automotive, aerospace and off-highway markets.
Trading margins	Management trading profit* as a percentage of management sales*.	To achieve medium term trading margins of between 8% and 10% for GKN Driveline and Powder Metallurgy, 7% to 10% in OffHighway and 10% to 12% in Aerospace, giving an overall Group trading margin of between 8% and 10%.
Return on average invested capital (ROIC)	Ratio of management trading profit* to average total net assets including the appropriate share of joint ventures but excluding current and deferred tax, cash, borrowings, post-employment obligations and derivative financial instruments.	To achieve ROIC at both a Group and divisional level which exceeds the weighted cost of capital of the Group (12% as a pre-tax threshold and between 9% and 10% on a post-tax basis).
Free cash flow before dividend	Cash generated from operations (excluding special contributions to UK pension schemes) after capital expenditure, net interest and tax payments and the cash cost of strategic restructuring programmes and including fixed asset disposal proceeds, joint venture and minority dividends.	To generate positive free cash flow sufficient to cover dividend payments and provide funding resources to support organic and acquisitive earnings growth at or above the growth in our major markets.

Non-Financial KPI	Method of calculation	Target
Health and safety performance	Accident frequency rate (AFR) and accident severity rate (ASR).	Zero preventable accidents.
Environmental performance	Energy consumption and associated CO_2 emissions, waste generation, waste recycled and water usage measured on a divisional basis.	Improved performance across all KPIs.

* Management sales and management trading profit are defined on page 12.

2009 performance

Five year record


09 5.5p
08 16.0p
07 23.5p
06 20.3p
05 16.6p
09 0.0p
08 3.0p
07 9.1p
06 8.6p
05 8.2p
09 £4,468m
08 £4,617m
07 £4,122m
06 £3,842m
05 £3,823m
09 3.4%
08 4.8%
07 7.5%
06 7.1%
05 6.4%
09 6.0%
08 9.1%
07 15.1%
06 14.4%
05 13.6%
09 £136m
08 £59m
07 £68m
06 £42m
05 £45m

Management EPS in 2009 was 5.5p compared with 16.0p (as restated for the rights issue) in 2008. This reduction is principally due to the lower profitability of the Group in 2009, reflecting the significant deterioration in automotive and off-highway markets compared with 2008.

In view of the difficult trading environment, no interim dividend was paid and the Board has decided not to pay a final dividend for 2009. A dividend of 4.5p (3.0p as restated for the rights issue) was paid in respect of 2008. It is intended to resume dividend payments, commencing with a 2010 interim dividend, commensurate with earnings and taking account of our markets at that time.

Group management sales* fell by 3% on an absolute basis and 22% on an underlying basis. The corresponding figures for Aerospace were an increase of 48% and 2% respectively, for Automotive a decline of 14% and 25% respectively, for Powder Metallurgy a fall of 17% and 27% respectively, and for OffHighway a decline of 35% and 43% respectively. Details of market conditions can be found on pages 12 to 27.

The Group trading margin in 2009 of 3.4% was heavily influenced by market conditions in Automotive and OffHighway. GKN Driveline margin was 0.8% and Powder Metallurgy was (1.4)%. OffHighway was loss-making throughout the year with a margin of (3.3)%. Aerospace margin was 11.4%. Reflecting the improvement in performance as the year progressed, final quarter margins were: Group — 6.5%, GKN Driveline — 5.9%, Powder Metallurgy — 3.4%.

As a result of reduced levels of profitability, Group ROIC fell to 6.0% in 2009. If trading performance in the fourth quarter of 2009 was annualised, Group ROIC would increase to 12.3%. Aerospace was the only division to exceed the target threshold, achieving ROIC of 24.2%. Details of divisional ROIC performance are given on pages 12 to 27.

Free cash flow before dividend amounted to £136 million reflecting the strong focus on operating cash generation throughout 2009 including: maintaining the capital expenditure reinvestment ratio at 0.7 times, realisation of Aerospace programme investments (£41 million), receipt of government refundable advances (£28 million), and the interest cash cost of the buy-back of Group bonds (£5 million).

2009 performance

Performance in AFR and ASR continued to improve in 2009 with AFR falling to 2.1, and ASR falling to 60.

SEE PAGE 35
FOR FURTHER INFORMATION

Due to prevailing recessionary conditions in 2009, performance in relation to energy, CO_2 and water consumption deteriorated in most divisions. Overall, performance in relation to waste generation and recycling improved.

SEE PAGE 36
FOR FURTHER INFORMATION

Risks and Uncertainties

GKN has an extensive risk management framework designed to identify and assess the likelihood and consequences of risk and to manage the actions necessary to mitigate their impact. A detailed description of this framework is given on pages 48 and 49.

Set out below are the principal risks and uncertainties which could have a material impact on the Group and the corresponding mitigating actions that are in place. Additional risks not currently known or which are currently regarded as immaterial could also adversely affect future performance.

Market risks

Risk	Nature of risk and potential impact	Mitigation
Market cycles	**Changes in macro-economic conditions, consumer demand and preferences and availability of credit.** GKN's financial performance could be impacted by continued overcapacity in automotive production and changed consumer preferences for smaller, less sophisticated vehicles; rescheduling or cancellation of orders for civil aircraft and changes in value or timing of defence spending; lower agricultural and mining commodity prices and reduced levels of construction.	> Diverse business portfolio serving different markets > Extensive actions to reduce cost base > Effective cash management including focus on working capital and investment spending > Ongoing review of market indicators
Customers	**Significant customer concentration in automotive and aerospace industries** — some 65% of Group sales are from 25 major customers (although no single customer represented more than 10% of Group sales at 31 December 2009). The insolvency of, damage to relations or significant worsening of commercial terms with a major customer could result in the loss of future business opportunities, asset write-offs and additional restructuring actions.	> GKN is not dependent on contractual or other arrangements with any individual customer > Active management of customer relations and credit exposure > Strong commercial and engineering focus at customer level, ensuring effective programme delivery
Competition	**Highly competitive markets with customer decisions based typically on price, quality, technology and service.** Customer vertical integration (including OEMs taking production in-house), the entry of new competitors or consolidation of existing competitors could restrict GKN's ability to grow its business.	> Continual review of competition and market trends > Investment in engineering and lean manufacturing capabilities > Strong customer relationships
Technology	**Inability to launch new products, new product applications or derivations of existing products in a timely manner to meet customers' needs.** GKN may lose customers to competitors offering new technologies in the event of an inability to adapt to market developments. Changes in legislative, regulatory or industry requirements, competitive technologies or consumer preferences may render GKN's products obsolete or less attractive.	> Regular assessment of market and technology trends and drivers > Divisional technology plans aligned to emerging and future trends > Focused investment in research and development

Operational risks

Risk	Nature of risk and potential impact	Mitigation
Supply chain	**Lack of availability of equipment, components, services and raw materials that meet specifications.** Volatility in production and the need to maintain appropriate inventory levels requires effective supply chain management. Supply chain disruption could impact GKN's sales to and relationships with its customers and result in additional unrecoverable costs.	> Monitoring of financial viability of key suppliers > Ongoing assessment of supplier technology and dependency > Dual sourcing to reduce dependence on single supplier

Operational risks *continued*

Risk	Nature of risk and potential impact	Mitigation
Product quality	**Potential liabilities for defects in products, warranty claims or product recalls.** Product quality issues could adversely affect profits and damage GKN's reputation.	> High levels of quality assurance and manufacturing systems > Product liability insurance (although GKN does not generally insure against product warranty or recall)
People	**Inability to attract and retain qualified personnel, particularly engineering professionals.** The absence of adequate talent and a lack of continuity in management and leadership could result in an inability to execute the strategic plan and deliver financial performance.	> Annual succession planning and performance development process > Competitive reward packages and Group-wide training and development programmes
Acquisitions	**Inability to realise expected benefits of acquisitions.** A lack of suitable acquisition targets aligned with planned strategy, a failure to integrate acquired businesses successfully, or an inability to capture value from them could impact operations and prevent successful delivery of GKN's strategic objectives.	> Focused reviews to ensure strategic alignment of acquisitions > Extensive pre-acquisition due diligence > Careful management of the integration plans by experienced on-site management

Financial risks

Risk	Nature of risk and potential impact	Mitigation
Pensions	**Pension deficit levels are affected by changes in asset values, discount rates, inflation and longevity assumptions.** Accounting valuations of post-employment obligations can cause volatility in financial reporting. Additional Company pension contributions could restrict investment in businesses.	> Active management of pension scheme assets and long term view of liability assumptions > Continuing review of the level of benefits provided > Alternative funding and deficit reduction plans implemented where appropriate
Exchange rates	**Currency risks:** transactional (subsidiary sales or purchases in currencies other than their functional currency) and translational (exchange rate movements in investments in overseas operations in GKN's balance sheet). The Group's financial statements will fluctuate as a result of movements in exchange rates.	> Hedging of transaction exposures through forward foreign exchange contracts > Balance sheet translational hedging policy (currently suspended due to continuing volatility of foreign currencies against sterling)
Taxation	**GKN is subject to complex tax laws and audit procedures.** Actual tax liabilities could differ from accruals which are based on management judgement.	> Ongoing monitoring of tax developments in major jurisdictions > Group-wide tax compliance programme > Actions taken to utilise tax losses

The Group insures against the impact of a range of unpredicted losses associated with both its business assets and liabilities. GKN's risk financing strategy is based on a significant level of capped self-insured retention at the Group level (within GKN's own captive insurance company, Ipsley Insurance Ltd, which does not insure the risks of any other entity) and a much lower retention at subsidiary level through deductibles. Catastrophe insurance is then purchased in the commercial market over and above these levels of retention. Ipsley's current participation in GKN's principal insurance programme is £10 million per incident capped at £20 million in any one year. Due to the nature of the risk, the Group's aviation products liability insurance is placed solely in the commercial market.

The GKN Way

How we sustain and develop our business

GKN's operations impact a diverse group of stakeholders including shareholders, customers, suppliers, our employees and the communities in which we operate. Our relationships with all these stakeholders are guided by our Values. In pursuit of the Values, the GKN Code together with a series of related policies provides a framework for the behaviour of all our employees, whatever their job and wherever they work.

GKN's Values and the main principles of the GKN Code

- We will comply with all relevant laws and regulations wherever we operate and conduct our business with integrity and in such a manner as to reinforce our reputation.
- We will deal honestly and fairly with our suppliers and subcontractors.
- We aim to maximise shareholder value whilst safeguarding shareholders' investment by combining high standards of business performance with high standards of corporate governance and risk management.
- We aim to provide excellent products and services to our customers and seek to win new business through fair competition.
- We will treat our employees justly and with respect, recognising their abilities and differences, and reward them for their achievements.
- We will provide employees with a healthy and safe working environment.
- We will play our part in the protection of the environment in both the operation of our facilities and the design of our products.
- We will contribute positively to the communities in which we operate.

Living the Values — the GKN Way


Technology
Common measures
Living the Values
Continuous improvement
Development for all

The essence of GKN's Values has been captured in 12 promises — 6 promises from GKN to employees and 6 promises from employees to GKN. They form a central part of what we know today as the GKN Way — a common set of behaviours which brings all our employees together as one team.

The GKN Way encompasses a culture of continuous improvement, a focus on technology, and development of all our people to raise their capability and achieve their potential. We use a common set of measures Group-wide, based on the EFQM (European Foundation for Quality Management) Business Excellence model, to drive improvements in our business.

Over the next few pages we provide more detail on how we live the Values — the GKN Way.


The GKN WAY Living the Values

Conducting our business with integrity

Our ethical standards policy requires all employees to maintain the highest standards of integrity, honesty and fair dealing. We support the Universal Declaration of Human Rights and do not tolerate the use of child labour or forced labour in our own operations and, through our supplier management policy, we require equivalent standards through our supply chain. We will continue to reinforce our reputation through high standards of conduct to underpin shareholder value.

Working with our suppliers

Our suppliers play an integral part in the sustainability of our business and it is essential that they conduct their business in a manner that supports our commitment to world class performance. Our supplier management policy encourages Group companies to develop and maintain value adding relationships with our supply base. It prohibits companies from engaging suppliers that offer inadequate health and safety standards for employees, infringe internationally accepted standards of workers' rights, use child or forced labour, adopt unsound environmental practices, have poor standards of social responsibility or that fail to comply with relevant laws and regulations. During the difficult trading conditions that prevailed in 2009 we continued to monitor closely the financial health of our suppliers to ensure that we were aware of any issues and could provide assistance where appropriate; we are continuing to work closely with our suppliers as we trade through 2010.

Safeguarding shareholders' interests

We describe on pages 45 to 49 the governance and control procedures we have adopted to ensure that strong stewardship of the Group contributes to the sustainability of our business. The Governance and Risk Sub-Committee of the Board plays a central role in this with responsibility for developing strategy and for providing oversight and direction on all matters relating to governance, risk management and corporate social responsibility. As part of our internal control procedures, Group companies are required to confirm compliance with the GKN Code and policies.

A summary of those risks which could have a material impact on the Group is given on pages 30 and 31. All Group companies must have a business continuity plan so that, should a risk materialise which threatens GKN assets, employees, production or the environment in which we operate, we are in a position to minimise disruption of our business with the least inconvenience to our customers. Each plan must conform to Group guidelines and be prepared following consultation with all key internal and external stakeholders.

A continuous improvement culture

At the very core of how we operate in GKN is a culture of continuous improvement, which is reinforced through the application of Lean Enterprise techniques in our business and production processes worldwide. All sites are required to develop an annual continuous improvement plan, aligned to their business objectives, which engages every employee in driving the flow of value through the business.


LEAN ENTERPRISE

During 2009 there was a strong focus on developing GKN's leaders to enable them to deploy Lean Enterprise techniques to maximum effect. 110 leaders graduated through the Mastering Continuous Improvement Leadership (MCIL) programme with a further 240 graduations planned for 2010. The programme comprises three phases covering excellence in production, business process and employee involvement and includes on-site learning on a cross-divisional basis to facilitate knowledge sharing.

The GKN Way

A key project launched in 2009 focused on inventory management to match the dramatic changes in customer demand caused by the recessionary conditions in many of GKN's markets. This required a more robust customer demand management process to facilitate a rapid response to market conditions whilst at the same time maintaining a relatively level production schedule. A reduction of some £130 million in productive inventory was achieved during 2009. We are continuing our focus on inventory management during 2010.


Employees by region
as at 31 December 2009
UK 5,500
Continental Europe 13,100
Americas 11,500
Rest of World 8,100
Total 38,200


Employees by business
as at 31 December 2009
Automotive 21,000
Powder Metallurgy 5,500
OffHighway 3,000
Aerospace 8,700
Total 38,200

GKN's businesses use the EFQM Business Excellence model to assess their performance in their 'journey towards excellence' and to identify improvement actions. These are then implemented through the continuous improvement planning process. More fundamentally, Business Excellence is also an important tool in the development of business strategy.

Delivering advanced technology

One of our key strategic objectives is the delivery of first class engineering capability to our customers. During the year the Group Technology Strategy Board was established, replacing the Technology Sub-Committee, sponsored by the Chief Executive Sir Kevin Smith and chaired by the Group's Principal Engineer. Its key areas of focus are the Group's technology plan, development of technologies across the Group and the strengthening of external relationships including access to sources of funding.

technology*first*

In June, as part of the Group's strategic planning process, some 40 senior executives attended a two day technology workshop supported by Cambridge University to examine major global trends in GKN's markets and the potential impact of these trends for GKN's businesses going forward.

GKN Aerospace is a founding member of the UK's National Composites Network and in November joined tier one industry partners, Vestas, Airbus and Rolls-Royce, in celebrating the Government's announcement of a new National Composites Centre in the south west of England close to two of GKN Aerospace's key UK facilities. The Centre will enable UK manufacturing to develop new composite material applications.

Developing our people

Ensuring that we have highly capable people is integral to the success of our business and we are committed to the development of our employees to enable them to contribute to their full potential. An individual's development needs are identified through the performance development process (PDP) and discussed with his or her manager against the GKN Leadership Framework, which defines what is needed to be successful at every level in the organisation. The output from these discussions is also used in the succession planning process. In this way the capability and potential of our people are matched to the strategic and operational requirements of the Group. Some 66% of senior management appointments were made internally through this process in 2009.

GKN's leadership development programmes were further expanded during the year to include, in addition to the Executive Development Programme and the Essential Leadership Programme, the new Advanced Leadership Programme to support managers in creating and developing high performance teams.

For such teams to contribute fully to the delivery of GKN's strategy they must be engaged in the business with a clear understanding of their individual contribution. We measure this level of engagement through a common global survey supplemented by monthly questions and dialogue to create a Positive Climate Index. This also provides employees with the opportunity to highlight, discuss and resolve issues at a local level.

Communication with employees has been enhanced during the year through regular business updates, via conference call, by the Chief Executive and other members of the Executive Committee to some 700 senior managers, who in turn brief their teams. Other face to face communication mechanisms include daily team meetings, weekly employee involvement sessions and monthly team briefings. Formal consultation mechanisms exist worldwide across the Group to provide open communication between management and employees whether or not unionised. The European Forum, which covers all European businesses, has operated since 1995.

Under our employment policy all Group businesses must adopt practices which ensure that employees are treated justly and with respect and that their abilities, differences and achievements are recognised, thereby ensuring a positive, inclusive working environment. Employment decisions must be based on qualifications and merit and all businesses must ensure a working environment free from all forms of discrimination and from any form of conduct which could be considered to be harassing, coercive or disruptive, together with working conditions which are safe and healthy.

Employee-related policies are designed to encourage individuals to report and discuss problems on a confidential basis and provide expeditious and confidential grievance procedures. GKN operates international whistleblowing hotlines run by external and independent third parties which are available 24 hours a day. The hotlines ensure that employees can make (on an anonymous basis if preferred) confidential disclosures about suspected impropriety and wrongdoing. The policy requires that employees are able to make such disclosures without fear of recrimination. Any matters reported are investigated and escalated to the Audit Committee as appropriate. Initial feedback is given to the relevant employee within 14 days.

We recognise outstanding contributions from our employees through the annual GKN Excellence Awards covering Production and Business Process, Product Quality, Technology, Customer Service, People, Health and Safety, the Environment and Community Contribution.

Health, safety and environmental performance

GKN is committed to continuous improvement in health, safety and environmental performance. With regard to health and safety our goal is zero preventable accidents. Our commitment to protecting the environment is focused both on minimising the impact of our operations and on making a contribution towards a sustainable future through the design of our products. Compliance with applicable health, safety and environmental laws and regulations is a fundamental obligation for all our businesses.

There are two internationally recognised standards by which management systems for safety and environmental performance are assessed: OHSAS 18001 for safety and ISO 14001 for environmental performance. We continue to make progress towards our goal of achieving certification to both standards at all our locations worldwide. 115 locations, representing over 92% of the workforce, have achieved certification to ISO 14001. Over 50% of locations have either achieved or are awaiting formal certification to OHSAS 18001.

The Specialists Forum, formed in 2008 with a cross-divisional membership, continues to share best practice, identify emerging issues and provide support for continuous improvement in safety and environmental performance. In 2009 a focus of activity was the expansion of RADAR (Risk Awareness, Detection, Action and Review), a behaviour based safety programme launched Group-wide in 2008, to encompass environmental behaviours. During 2010 all employees will receive RADAR training in this revised format. Other areas of activity for the Forum during the year included the promotion of enhanced risk assessments for all machinery to reduce the number of accidents; a cross-divisional audit programme to improve sharing of best practice; and the use of Lean Enterprise techniques to drive energy efficiency improvements.

The Specialists Forum also participates in formal incident investigation root cause analysis for any serious accident or incident in GKN and the findings, together with resultant actions, are communicated to all GKN locations.

Our performance against the key health and safety and environmental indicators is measured on a regular basis, with reports made to the Governance and Risk Sub-Committee, the Executive Committee and to the Board. Significant health and safety and environmental incidents are reported to Executive Committee members within 24 hours and reviewed at the Committee's next meeting.

Accident frequency rate (AFR) and accident severity rate (ASR) are key health and safety performance indicators for the Group. 2009 is the twelfth consecutive year of performance improvement. Over that period our AFR and ASR performance have improved by 94% and 87% respectively and

Accident frequency rate (AFR)
Number of lost time accidents per 1,000 employees


6
5
4
3
2
1
0
2005
2006
2007
2008
2009

Accident severity rate (ASR)
Number of days/shifts lost due to accidents and occupational ill health per 1,000 employees


150
120
90
60
30
0
2005
2006
2007
2008
2009

our serious injury rate (SIR) has improved by 87%. External benchmarking of our AFR performance indicates that we continue to outperform significantly against industry averages in the UK, Germany and the US.

Each business is required to target aggressive annual performance improvements. Targets are set primarily at plant level where they can best reflect the particular needs, risks, and priorities of each site. In 2009, 79% of plants maintained or improved their excellent AFR performance and 75% met their AFR targets. For ASR, performance was maintained or improved by 79% of plants, and 77% met their targets.

During 2009 there were seven health and safety enforcement actions against GKN companies with fines totalling $54,510 issued by the relevant authorities. There were no fatalities of employees or contractors on GKN sites.

The GKN Way

Energy consumption per unit of production

kWh/tonne


6,000
5,000
4,000
3,000
2,000
1,000
0
Aerospace*
Driveline
Other Automotive
Hoeganaes
Sinter Metals
OffHighway
2007
2008
2009
* Aerospace measured against £1,000 sales

CO_2 emissions per unit of production

kg/tonne


2,500
2,000
1,500
1,000
500
0
Aerospace*
Driveline
Other Automotive
Hoeganaes
Sinter Metals
OffHighway
2007
2008
2009
* Aerospace measured against £1,000 sales

Water consumption per unit of production

m^3/tonne


10
8
6
4
2
0
Aerospace*
Driveline
Other Automotive
Hoeganaes
Sinter Metals
OffHighway
2007
2008
2009
* Aerospace measured against £1,000 sales

Waste generation per unit of production

kg/tonne


400
350
300
250
200
150
100
50
0
Aerospace*
Driveline
Other Automotive
Hoeganaes
Sinter Metals
OffHighway
2007
2008
2009
* Aerospace measured against £1,000 sales

Recycled waste

% of total waste


100
80
60
40
20
0
Aerospace
Driveline
Other Automotive
Hoeganaes
Sinter Metals
OffHighway
2007
2008
2009

We measure the impact of our operations on the environment against the key performance indicators of energy consumption and associated carbon dioxide (CO_2) emissions (both direct and indirect), water usage, waste generation and recycled waste. Given our diverse range of businesses we measure against these KPIs on a divisional basis, by reference to tonnes of product shipped in all businesses except Aerospace where sales is a more appropriate metric due to the move towards lighter aerospace components.

Operating sites are required to set targets, particularly on energy consumption, water use and waste generation, in line with our commitment to continuous improvement.

Despite a significant reduction in production levels during the year, it was not possible to reduce energy consumption by a corresponding amount due to continuous production processes as well as a required baseload of energy consumption. As a result, energy efficiency worsened at five of the six reporting units. A similar pattern was evident for CO_2 emissions. Going forward the Group has set an energy efficiency target of 15% improvement over the five years to 2014 from a 2009 base. Every division is required to set targets that reflect this objective. For similar reasons, water consumption relative to production increased in five of the six reporting units.

Waste minimisation programmes throughout the Group resulted in a reduction in waste generated per unit of production in five of the six reporting units. The percentage of waste recycled remained at high levels, averaging around 90% for the Group as a whole.

During 2009 there were nine environmental enforcement actions against GKN companies with fines totalling $12,300 issued by the relevant authorities. We experienced no major spills or environmental incidents.

A common theme across both our Automotive and Aerospace businesses is the drive through technology developments to produce lighter weight products, offering opportunities for manufacturers of car and light vehicles and of aircraft to improve fuel economy and thereby reduce CO_2 emissions. Examples of these are given throughout this annual report.

Contributing to our communities

Our Hearts of Gold project, in which employees are encouraged to make a contribution to their local communities, continued in 2009 providing many examples throughout the Group of activities that have made a sustainable difference to the lives of people in the communities of which we are a part.

Our African projects, undertaken with the international charity Global Angels and which we commenced in 2007 as part of the GKN Mission Everest endeavour, are close to finalisation. Overall, we donated some US $1 million to projects in Kenya, Mozambique and Sierra Leone and also provided project management skills to help ensure their success. The projects involved the provision of dormitories, school buildings, fresh water supplies, protection against malaria and other diseases and an infant care programme.

In 2009, as part of our 250th anniversary celebrations, we launched the Evolve competition. Designed to foster long term, sustainable links in local educational establishments whilst at the same time supporting an environmental theme, Evolve encouraged employees to design and promote a science and engineering-based teaching and learning legacy in our communities worldwide.

Although the competition coincided with a period of challenging economic conditions for a number of GKN's businesses, the high quality of project proposals submitted demonstrates the commitment of employees to develop an understanding of the issues



and opportunities within their communities and to forge special relationships with educational partners.

The funding of the three prizes, which will be used to support the implementation of the winning projects, was provided by the GKN Millennium Trust, a charitable trust the principal object of which is the advancement of engineering education. The award winning projects are described below.


evolve

1st prize: £100,000
Winner: GKN Sinter Metals, Pune in India

Project:
Finishing Schools for Rural Youths

Our winning project will work with an existing organisation, Vigyan Ashram, to develop a finishing school facility and new educational module to provide young people with skills in agriculture and basic engineering. The prize money will support the refurbishment of a teaching and accommodation centre in Pabal and the purchase of machinery that will be used to teach relevant skills. The Pabal centre will be the hub of the training initiative and will be linked through video conferencing to satellite centres in other regions of India. GKN will help create the industry learning module and will participate in lecturing, teacher training and advisory support as well as offering site visits to students. It is anticipated that 300 students per year will benefit from the finishing school training module.

2nd prize: £50,000
Winner: GKN Sinter Metals, Chivilcoy in Argentina

Project:
Powder Metallurgy Technology Course

The GKN Sinter Metals team will work with Chivilcoy Technical College to develop a specialised Powder Metallurgy (PM) technology course. The project includes the creation of a mini PM production line and laboratory providing students with practical experience of the PM process as well as the opportunity to carry out research and development. The project is a pilot for the development of a module for the national school curriculum.

3rd prize: £25,000
Winner: GKN Aerospace, Filton in the UK

Project:
Teaching and Innovation Facility

Leveraging GKN's involvement in the UK National Composites Network, the project will establish a pilot education programme, with academia in the Bristol area, supporting the use of composites in engineering and manufacturing. Students will learn how composite design can contribute to reducing the lifecycle environmental impact of products. The training modules will be aimed at 14 to 19 year olds and will provide practical experience of composite design and manufacture.

250 Year Anniversary



1759 - 2009

250 Years of Exceptional Engineering

Asia Pacific

"It was a wonderful opportunity for us to be part of GKN's history as well as its future."

North America

"GKN's 250th anniversary is a testament to its focus on people and performance excellence. Only a company that does this is able to manage itself through all types of change throughout the years."

South America

"The 17th of September 2009 was a day that will remain in my memory, as it was a moment when all of us were together sharing the proud feelings of happiness for being part of GKN's successful history."

2009 marked the 250th anniversary of GKN's founding in Dowlais, South Wales. From a single blast furnace fuelling a tiny iron works on the Welsh hillside, GKN has evolved over two and a half centuries to hold its place at the forefront of the engineering industry.

From its earliest days GKN has been a proud company and throughout 2009 employees from around the world joined with their families, friends and local communities to celebrate GKN's heritage and achievements of the past 250 years.

The variety and number of events held, which also raised funds for local charities, is a testament to the enthusiasm and commitment of our employees. Without this, GKN would not be where it is today.



Australia
"Happy birthday GKN! It's been a tough 12 months but we're looking forward to the next 250 years."

Europe
"Even in difficult circumstances it is good that we can take the time to remember the heritage of a company which has survived through many a downturn in its 250 year history."





United Kingdom
The Group's celebrations culminated in a commemorative evening at London's Science Museum, hosted by the Board and attended by former Directors, long-serving employees, customers, suppliers and Members of Parliament.

Board of Directors








A Member of Audit Committee

R Member of Remuneration Committee

N Member of Nominations Committee

E Member of Executive Committee




Governance

1 Roy Brown (63)
Chairman N

Appointment
Appointed a non-executive Director in 1996 and became Chairman in May 2004.

Experience
Former executive Director of Unilever plc and Unilever NV from 1992 to 2001 with responsibility for the group's activities in Europe, Africa and the Middle East. He is a former non-executive Director of Brambles plc, Brambles Ltd (Australia), British United Provident Association Ltd (BUPA), the Franchise Board of Lloyd's of London and HMV Group plc. Chartered Engineer, Fellow of the Institution of Mechanical Engineers and Fellow of the Institute of Engineering and Technology.

External appointments
Non-executive Director of Santander UK plc and Alliance & Leicester plc. Member of the CBI International Advisory Board.

2 Sir Kevin Smith, CBE (55)
Chief Executive N E

Appointment
Appointed Chief Executive in January 2003.

Experience
Joined GKN in 1999 as Managing Director, Aerospace. Prior to GKN he held various positions in BAE Systems plc over a 20 year period, latterly as Group Managing Director — New Business. Former non-executive Director of Scottish and Southern Energy plc. Former Co-Chairman of the Government's Manufacturing Forum. Fellow of the Royal Aeronautical Society and Companion of the Chartered Management Institute.

3 Marcus Bryson (55)
Divisional Chief Executive E

Appointment
Appointed to the Board in June 2007.

Experience
Joined GKN with the acquisition of the Westland Group in 1994 and has extensive experience of the aerospace industry. Having joined Westland in 1984, he held a number of finance and commercial roles within the business prior to its acquisition by GKN. He was appointed Chief Executive GKN Aerospace Services — Europe in 2000 and Chief Executive Propulsion Systems and Special Products in 2004. Joined the Executive Committee as Chief Executive Aerospace in January 2006.

4 Helmut Mamsch (65)
Non-executive Director A R N

Appointment
Appointed to the Board in December 2003.

Experience
Has considerable experience in international business, having worked for over 20 years in international trade and shipping. He joined VEBA AG (now E.ON AG) in 1989 and was a management Board member from 1993 to 2000. Until 2007, he was non-executive Deputy Chairman of LogicaCMG plc and a member of the Supervisory Board of K+S AG.

External appointments
Non-executive Chairman of Electrocomponents plc and non-executive Director of Sappi Ltd (South Africa). Member of the Advisory Board of the Anita Thyssen Foundation.

5 Sir Christopher Meyer, KCMG (66)
Non-executive Director A R N

Appointment
Appointed to the Board in August 2003.

Experience
Former British Ambassador to the United States and Germany and also served in the British Diplomatic Service in Russia, Spain and the European Community, Brussels. Former Chief Press Secretary to Prime Minister John Major, and former Chairman of the Press Complaints Commission. Former non-executive Director of The Sanctuary Group plc and GlobeTel Communications Corporation.

External appointments
Non-executive Director of Arbuthnot Banking Group plc.

Contents


6


7


8


9


10


11


12


13

6 Richard Parry-Jones, CBE (58)

Non-executive Director A R N

Appointment
Appointed to the Board in March 2008.

Experience
Has extensive experience of the automotive industry having worked for the Ford Motor Company for 38 years, latterly as Group Vice-President Global Product Development and Group Chief Technical Officer. Fellow of the Royal Academy of Engineering, the Institution of Mechanical Engineers and the Royal Society of Statistical Science.

External appointments
Chairman of the Welsh Assembly Government Ministerial Advisory Group. Visiting Professor within the Department of Aeronautical and Automotive Engineering at Loughborough University. Joint Chairman of the Automotive Council.

7 Andrew Reynolds Smith (43)

Divisional Chief Executive E

Appointment
Appointed to the Board in June 2007.

Experience
Joined GKN in 2002 as Managing Director Operations – Europe for the Group's Driveline division. In 2004 he became Chief Executive of GKN Sinter Metals, joined the Executive Committee in January 2006 and became Chief Executive Powder Metallurgy, OffHighway and Industrial Services in June 2007. Prior to GKN, he held various general management and functional positions at Ingersoll Rand, Siebe plc (now Invensys plc) and Delphi Automotive Systems.

External appointments
Chairman of the CBI Manufacturing Council and a member of the Ministerial Advisory Group for Manufacturing.

8 William Seeger (58)

Finance Director E

Appointment
Appointed to the Board in September 2007.

Experience
Joined GKN in 2003 as Senior Vice-President and Chief Financial Officer of GKN Aerospace. In June 2007 he became a member of the Executive Committee as President and Chief Executive Propulsion Systems and Special Products. Appointed Finance Director in September 2007. Prior to GKN, he held a number of senior finance positions at TRW Inc spanning over 20 years, latterly as Vice-President Financial Planning and Analysis.

9 John Sheldrick (60)

Non-executive Director A R N

Appointment
Appointed to the Board in December 2004.

Experience
Former Group Finance Director of Johnson Matthey plc from 1995 to 2009. Prior to joining Johnson Matthey in 1990 he was Group Treasurer of The BOC Group plc. He is also a former non-executive Director of API Group plc. Fellow of the Association of Corporate Treasurers and Fellow of the Chartered Institute of Management Accountants.

10 Nigel Stein (54)

Divisional Chief Executive E

Appointment
Appointed to the Board in August 2001.

Experience
Joined GKN in 1994 and has held a range of commercial, general management and finance roles, including Finance Director. Appointed Chief Executive Automotive in June 2007. Prior to GKN, he gained experience in the commercial vehicle and manufacturing sector and held senior financial positions with Laird Group plc and Hestair Duple Ltd. Member of the Institute of Chartered Accountants of Scotland.

External appointments
Non-executive Director of Wolseley plc and Director of The Society of Motor Manufacturers and Traders Ltd. Member of the Automotive Council.

11 Michael Turner, CBE (61)

Non-executive Director A R N

Appointment
Appointed to the Board in September 2009.

Experience
Has extensive experience of the aerospace industry having worked for BAE Systems plc for over 40 years, and where he was Chief Executive from 2002 to 2008. Former President of the Aerospace & Defence Industries Association of Europe. Fellow of the Royal Aeronautical Society.

External appointments
Non-executive Chairman of Babcock International Group plc and non-executive Director of Lazard Ltd. Chairman of the Defence Industries Council, Joint Chairman of the National Defence Industries Council and a member of the Government's Apprenticeship Ambassadors Network.

12 Sir Peter Williams, CBE (64)

Senior Independent Director A R N

Appointment
Appointed to the Board in June 2001 and became Senior Independent Director in January 2008.

Experience
Joined Oxford Instruments plc in 1982, became its Chief Executive in 1985 and was Chairman from 1991 until his retirement in 1999. Former Master of St Catherine's College Oxford, former President of the British Association for the Advancement of Science and former Chairman of the Engineering and Technology Board. Fellow of the Royal Society and of the Royal Academy of Engineering.

External appointments
Chancellor of the University of Leicester. Non-executive Director of WS Atkins plc. Chairman of the National Physical Laboratory, Member of the Council for the Foundation for Science and Technology, Trustee of Marie Curie Cancer Care and Treasurer of the Royal Society.

13 Judith Felton

Company Secretary E

Experience
Joined GKN in 1980 and became Deputy Company Secretary in 1995 before being appointed Company Secretary in 2009. Fellow of the Chartered Institute of Secretaries.

External appointments
Non-executive Director and Trustee of Young Enterprise UK. Elected Member of Birmingham Chamber of Commerce Council.

With the exception of Sir Christopher Meyer and Sir Peter Williams, both of whom will retire from the Board following the conclusion of the Annual General Meeting, all Directors who were serving at the time of GKN's rights issue, completed in July 2009, will retire and offer themselves for re-election at the 2010 AGM. This is in accordance with guidelines issued by the Association of British Insurers on the allotment of shares in connection with rights issues. Michael Turner, having been appointed to the Board in September 2009, is retiring and offering himself for re-election in accordance with the provisions of the Company's articles of association.

Directors' Report

Business review

A review of the Group's businesses, their activities and performance in 2009 and likely future development, together with information regarding post-balance sheet events, use of financial instruments, key performance indicators, principal risks and uncertainties, research and development activities and corporate social responsibility matters is set out on pages 2 to 38, which are incorporated into this Directors' report by reference.

Capital reorganisation and rights issue

Following shareholder approval given in July 2009, the Company undertook a capital reorganisation and rights issue. Pursuant to the capital reorganisation, effected immediately prior to the rights issue, each 50p ordinary share in issue was sub-divided into one ordinary share of 10p and one deferred share of 40p, and each unissued 50p ordinary share was sub-divided into five ordinary shares of 10p. A total of 846,623,629 10p ordinary shares were issued as a result of the rights issue, the terms of which offered shareholders six 10p ordinary shares for every five 10p ordinary shares held at a price of 50p per share.

Share capital

At 31 December 2009, the authorised share capital of the Company was £608 million divided into 3,104,384,224 ordinary shares of 10p and 743,903,944 deferred shares of 40p, representing 51.1% and 48.9% respectively of the authorised share capital at that date. At the end of 2009, 1,590,527,573 ordinary shares of 10p and 743,903,944 deferred shares of 40p were in issue, including 38,199,579 ordinary shares of 10p and 38,384,253 deferred shares of 40p (4.2% of the issued share capital) held in treasury. A total of 184,674 ordinary shares of 10p were transferred out of treasury during the year in connection with the exercise of options under the Company's share option schemes. Each ordinary share carries the right to one vote on a poll at a general meeting of the Company. The treasury shares and deferred shares carry no voting rights.

The ordinary shares are listed on the London Stock Exchange. In addition, GKN has a sponsored Level 1 American Depository Receipt (ADR) programme for which the Bank of New York Mellon acts as Depositary. The ADRs trade in the US over-the-counter market where each ADR represents one GKN ordinary share.

At the General Meeting held in July 2009, the Company was authorised to purchase up to 155,214,332 of its ordinary shares. No shares were purchased under this authority in 2009.

The rights and obligations attaching to the Company's shares are contained in the articles of association, a copy of which can be viewed on GKN's website or can be obtained by writing to the Company Secretary. The articles can only be changed by special resolution of the shareholders. At the 2010 AGM, shareholders will be asked to adopt new articles of association which incorporate a number of amendments to the existing articles, predominantly to reflect those provisions of the Companies Act 2006 which came into effect on 1 October 2009 and the implementation of the Shareholders' Rights Directive in the UK.

The circular containing the notice of meeting sets out details of the amendments to the articles of association which will be proposed at the AGM and where the full text of those amendments can be inspected.

There are no restrictions on transfer or limitations on the holding of the Company's ordinary shares and no requirements for prior approval of any transfers. Under the Company's articles, the Directors have power to suspend voting rights and the right to receive dividends in respect of shares in circumstances where the holder of those shares fails to comply with a notice issued under section 793 of the Companies Act 2006.

Change of control

The Company's subsidiary, GKN Holdings plc, entered into separate agreements in 2005 with the following banks each in respect of a bilateral banking facility in an amount of £35 million: Barclays Bank plc, BNP Paribas, Calyon, Commerzbank Aktiengesellschaft, Citibank N.A., Deutsche Bank A.G., HSBC Bank plc, ING Bank N.V., The Royal Bank of Scotland plc and Wachovia Bank National Association. GKN Holdings plc entered into further separate agreements in 2008 with the following banks each in relation to a bilateral banking facility in an amount of £20 million: Barclays Bank plc, Calyon, Commerzbank Aktiengesellschaft, Citibank N.A., Deutsche Bank A.G., HSBC Bank plc, ING Bank N.V., The Royal Bank of Scotland plc and Wachovia Bank National Association. It also entered into a £55 million bilateral banking facility with Bank of China Ltd and a €50 million bilateral facility with Landesbank Baden-Württemberg in 2008.

Each agreement provides that, on a change of control of GKN plc, the respective bank can give notice to GKN Holdings plc to repay all outstanding amounts under the relevant facility.

All of the Company's share schemes contain provisions relating to a change of control. Outstanding options and awards normally vest and become exercisable on a change of control subject to the satisfaction of any performance conditions at that time.

As referred to in the Directors' remuneration report on page 56, the executive Directors' service agreements provide for payment of a predetermined amount equivalent to one year's salary and benefits on termination by the Company of a Director's service agreement on less than due notice within 12 months of a change of control of GKN plc.

Substantial shareholders

As at 24 February 2010* the Company had been notified of the following holdings of voting rights in its shares under Rule 5 of the Disclosure Rules and Transparency Rules of the Financial Services Authority:

Shareholder	Nature of interest	% of issued capital held
Standard Life Investments Ltd	Direct	7.80
	Indirect	5.24
	Total	13.04
Lloyds Banking Group plc	Direct	0.57
	Indirect	6.56
	Total	7.13
BlackRock, Inc.	Indirect	3.92
	Contracts for difference	1.08
	Total	5.00
Legal & General Group plc	Direct	3.65
Deutsche Bank AG	Direct	3.24
	Indirect	0.02
	Total	3.26
Ignis Investment Services Ltd	Indirect	2.69
	Contracts for difference	0.32
	Total	3.01

* See footnote on page 44.

Annual General Meeting

The Annual General Meeting of the Company will be held at 2.00 pm on Thursday, 6 May 2010 at the Cavendish Conference Centre, 22 Duchess Mews, London W1G 9DT. The notice of meeting, which includes the special business to be transacted at the meeting, is included within the AGM circular. The circular also contains an explanation of all the resolutions to be considered at the AGM.

Dividend

No interim dividend was paid and, as noted in the Chairman's statement on page 3, no final dividend will be paid in respect of 2009.

Directors

Membership of the Board and biographical details of the Directors in office at the date of this report are shown on pages 40 and 41. Further details relating to Board and Committee composition are disclosed in the corporate governance statement on pages 45 to 49.

The articles of association provide that a Director may be appointed by an ordinary resolution of shareholders or by the existing Directors, either to fill a vacancy or as an additional Director. Further information on GKN's internal procedures for the appointment of Directors is given in the corporate governance statement on pages 47 and 48 (in the section on the Nominations Committee) and on GKN's website.

The Board of Directors, which is responsible for the management of the business, may exercise all the powers of the Company subject to the provisions of relevant legislation and the Company's memorandum and articles of association. The powers of the Directors set out in the articles include those in relation to the issue and buy-back of shares.

With the exception of Sir Christopher Meyer and Sir Peter Williams, both of whom will retire from the Board following the conclusion of the AGM, all Directors who were serving at the time of GKN's rights issue, completed in July 2009, will retire and offer themselves for re-election at the 2010 AGM. This is in accordance with guidelines issued by the Association of British Insurers on the allotment of shares in connection with rights issues. Michael Turner, having been appointed to the Board in September 2009, is retiring and offering himself for re-election in accordance with the provisions of the Company's articles of association.

The Directors' remuneration report is set out on pages 52 to 62. This contains details of Directors' interests in GKN shares (pages 60 to 62).

Pursuant to the articles of association, the Company has executed a deed poll of indemnity for the benefit of the Directors of the Company and persons who were Directors of the Company in respect of costs of defending claims against them and third party liabilities. These provisions remain in force. The indemnity provision in the Company's articles of association also extends to provide a limited indemnity in respect of liabilities incurred as a director, secretary or officer of an associated company of the Company.

A copy of the deed poll of indemnity together with the service contracts of the executive Directors and the letters of appointment of the non-executive Directors are available for inspection at the Company's registered office during normal business hours and will be available for inspection at the Company's AGM.

Directors' Report

Donations

Charitable donations made by Group companies around the world totalled £482,400 in 2009, of which £191,400 was to UK registered charities. Further details of the Group's community activities are given on page 37.

In addition, the GKN Millennium Trust, a UK charitable trust established in 1995, donated a total of £137,000 to the Engineering Development Trust and Young Enterprise in 2009. The GKN Foundation, an independent US charitable body established in 1951, supported more than 200 organisations in the United States in 2009 with contributions totalling over $670,000.

In January 2010, the Company donated £25,000 to the Disasters Emergency Committee to support victims of the earthquake in Haiti.

In accordance with the Group's policy, no political donations were made and no political expenditure was incurred during 2009.

The Group's US Aerospace business has a Political Action Committee (PAC) which is funded entirely by employees and their spouses. No funds are provided to the PAC by GKN and any administrative services provided to the PAC by the US Aerospace business are fully charged to and paid for by the PAC, and the Company does not therefore consider these to be political donations. Employee contributions are entirely voluntary and no pressure is placed on employees to participate. Under US law, an employee-funded PAC must bear the name of the employing company.

Payments to suppliers

It is Group policy to abide by the payment terms agreed with suppliers, provided that the supplier has performed its obligations under the contract. Given the nature and diversity of the Group's international purchasing arrangements and contracts, it is not Group policy to follow any specific code or standard in relation to payment practice.

GKN plc, as a holding company, did not have any amounts owing to trade creditors at 31 December 2009.

Corporate governance

The Board's statement on corporate governance is given on pages 45 to 49 and is incorporated into this Directors' report by reference.

Auditors

Resolutions to reappoint PricewaterhouseCoopers LLP as auditors of the Company and to authorise the Directors to determine their remuneration will be proposed at the AGM.

Audit information

Each of the Directors who held office at the date of approval of this Directors' report confirms that, so far as he is aware, there is no relevant audit information of which the Company's auditors are unaware. Each Director has taken all the steps that he ought to have taken as a Director in order to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

On behalf of the Board

Judith Felton

Judith Felton
Company Secretary
24 February 2010

As at 28 February 2010 the Company had not been advised of any changes or additions to the notifiable interests set out on page 43.

Corporate Governance

In accordance with the Listing Rules of the Financial Services Authority, GKN is required to state whether it has complied with all relevant provisions set out in Section 1 of the 2008 Combined Code on Corporate Governance (the Code) and, where the provisions have not been complied with, to provide an explanation. GKN is also required to explain how it has applied the main principles set out in the Code. The Code is published by the Financial Reporting Council and is available on its website at www.frc.org.uk.

This statement, together with the Audit Committee report on pages 50 and 51 and the Directors' remuneration report on pages 52 to 62, provide a description of how the main principles of the Code have been applied within GKN during 2009. The Directors' statement of compliance with the Code is given on page 49.

This statement complies with sub-sections 2.1, 2.2(1), 2.3(1), 2.5, 2.7 and 2.10 of Rule 7 of the Disclosure Rules and Transparency Rules of the Financial Services Authority. The information required to be disclosed by sub-section 2.6 of Rule 7 is shown in the Directors' report on pages 42 and 43 and is incorporated into this corporate governance statement by reference.

The Board of Directors

The Board is collectively responsible for the success of the Company. Its role is to provide entrepreneurial leadership of the Company within a framework of prudent and effective controls which enables risk to be assessed and managed. The Board sets the Company's strategic aims, ensures that the necessary financial and human resources are in place for the Company to meet its objectives, and reviews management performance. It also sets the Company's values and standards and ensures that its obligations to its shareholders (including reporting to shareholders on the Board's stewardship) and others are understood and met. Specific responsibilities reserved to the Board include:

- setting Group strategy and approving an annual budget and medium term projections;
- reviewing operational and financial performance;
- approving major acquisitions, divestments and capital expenditure;
- reviewing the Group's systems of financial control and risk management;
- ensuring that appropriate management development and succession plans are in place;
- reviewing the activities of the three sub-committees of the Executive Committee;
- reviewing matters relating to corporate social responsibility, including the environmental, health and safety performance of the Group;
- approving appointments to the Board, to the Executive Committee and to the position of Company Secretary, and approving policies relating to Directors' remuneration and the severance of Directors' contracts; and
- ensuring that a satisfactory dialogue takes place with shareholders.

The Directors' responsibility for the preparation of financial statements is explained on page 63 (their confirmation that they consider it appropriate to prepare the accounts for 2009 on a going concern basis is given on page 27).

A description of the role of the Board, together with that of the Chairman, Chief Executive, Senior Independent Director and Company Secretary, is available on GKN's website and further details of the Board's role in relation to the Group's systems of internal control and risk management are given on pages 48 and 49. Descriptions of the specific responsibilities which have been delegated to the principal Board Committees are given on pages 47 and 48.

Following the appointment of Michael Turner on 1 September 2009, the Board currently comprises five executive and seven non-executive Directors including the Chairman. Biographical details of the Directors are given on pages 40 and 41. With the exception of the Chairman, who is presumed under the Code not to be independent, all the non-executive Directors are regarded by the Board as independent and the Board does not consider that there exist any relationships or circumstances likely to affect the judgement of any Director.

The Board meets formally at least eight times a year, usually with at least one meeting at a Group operating company. A 12 month rolling programme of items for discussion by the Board is prepared to ensure that all matters reserved to the Board and other key issues are considered at appropriate times. During the year there are sufficient opportunities for the Chairman to meet with the non-executive Directors without the executive Directors being present should this be deemed appropriate.

The Company maintains appropriate insurance cover in respect of legal proceedings and other claims against its Directors. Details of indemnities in place between the Company and the Directors can be found in the Directors' report on page 43.

Chairman and Chief Executive

Whilst collectively the Chairman and Chief Executive are responsible for the leadership of the Company, the Chairman's primary responsibility is for leading the Board and ensuring its effectiveness and the Chief Executive is responsible for running the Company's business.

The other significant current commitments of the Chairman, Roy Brown, are listed in his biography on page 40. The Board is satisfied that his commitments do not unduly restrict his availability to GKN and, in particular, would not do so in the event of GKN being involved in a major corporate transaction or other action.

Information and professional development

The Chairman is responsible for ensuring that Directors receive accurate, timely and clear information. The provision of information to the Board was reviewed during the year as part of the performance evaluation exercise referred to below.

Comprehensive briefing papers are prepared and circulated to all Directors one week prior to scheduled Board meetings. Directors are continually updated on the Group's businesses, the markets in which they

Corporate Governance

operate and changes to the competitive and regulatory environment through briefings to the Board and meetings with senior executives. The Chairman usually arranges for the Board to visit at least one of the Group's business locations each year to enable the Directors to meet with local management and employees and to update and maintain their knowledge and familiarity with the Group's operations.

On joining the Board, a Director receives a comprehensive induction pack which includes background information about GKN and its Directors, and details of Board meeting procedures, Directors' duties and responsibilities, procedures for dealing in GKN shares and a number of other governance-related issues. This is supplemented by a briefing with the Company Secretary who is charged with facilitating the induction of new Directors both into the Group and as to their roles and responsibilities as Directors. The Director meets with the Chief Executive and with relevant senior executives to be briefed on the general Group strategy and each individual business portfolio. Plant visits and external training, particularly on matters relating to the role of a Director and the role and responsibilities of Board Committees, are arranged as appropriate.

Ongoing training is provided as and when necessary and may be identified in annual individual performance reviews or on an ad hoc basis. The suitability of external courses is kept under review by the Company Secretary. Training and development of Directors in 2009 included visits to GKN plants on an individual basis, completion of the first phase of the Mastering Continuous Improvement Leadership (MCIL) programme by certain executive Directors, and attendance at external seminars for members of the Remuneration Committee.

All Directors have direct access to the advice and services of the Company Secretary who is tasked with ensuring that the Board is fully briefed on all legislative, regulatory and corporate governance developments. In addition, Directors may, in the furtherance of their duties, take independent professional advice at the Company's expense.

Performance evaluation

The Board has undertaken its annual formal evaluation of its own performance and that of its Committees. The evaluation process was based on a questionnaire which covered issues such as Board composition, role and remit, strategy, operational reporting, stakeholder engagement, and controls and risk management. A number of Directors provided their responses to the questionnaire through one-to-one discussions with the Company Secretary, whilst others completed it online. The results of the evaluation and recommendations for improvements were reported to the relevant Committees before the Board as a whole agreed appropriate changes. These included:

- a change in frequency of scheduled Board and Executive Committee meetings;
- disbanding of the Chairman's Committee;
- a review of arrangements for the provision of external advice to the Remuneration Committee;
- extending circulation of Audit Committee papers to executive Directors;
- the addition of a standing item on Board agendas to enable Committee Chairmen to brief the Board on discussions and decisions at Committee meetings; and
- the identification of further training opportunities on matters of relevance to Directors in that role and as members of Board Committees.

The individual performance of the Directors was also evaluated through one-to-one interviews with the Chairman. To assist this process, a number of assessment areas were identified in advance and used as a framework for conducting the appraisal interviews. Sir Peter Williams, as Senior Independent Director, led the review by the non-executive Directors of the Chairman's performance, which took into account the views of the executive Directors. Similarly, the views of the other Directors were taken into account by the Chairman in his review of the Chief Executive's performance. No actions were considered necessary as a result of any of these evaluations.

Re-election of Directors

The Company's articles of association require Directors to seek re-election by shareholders at least once every three years. In addition, all Directors are subject to re-election by shareholders at the first AGM following their appointment by the Board. Any non-executive Directors who have served for more than nine years are subject to annual re-election. Details of the Directors retiring and seeking re-election at the 2010 AGM are given in the notice of meeting circular.

Relations with shareholders

GKN is committed to ongoing engagement with shareholders and has a well-established communication programme based on the Group's financial reporting calendar. This programme enables the Directors to gain an understanding of the views and opinions of its shareholders. In its communications with shareholders, GKN aims to present a balanced and understandable assessment of the Group.

Communication with major institutional shareholders is undertaken as part of GKN's investor relations programme, in which non-executive Directors are encouraged to participate. This includes presentations of the full and half year results, and meetings between institutional investors (both in the UK and overseas) and the Chief Executive, Finance Director, Head of Investor Relations and External Communications and other executive Directors. Periodic meetings with representatives of major institutional shareholders, other fund managers and the financial press are also held.

Feedback is sought by the Company's brokers after meetings and presentations to ensure that the Group's strategy and performance is being communicated effectively and to develop further an understanding of shareholder views. This feedback is included in a twice-yearly report to the Board which also provides an update on investor relations activity, highlights changes in holdings of substantial shareholders and reports on share price movements. In addition, external brokers' reports on GKN are circulated to all Directors.

The Chairman offers major shareholders the opportunity to meet with him to discuss matters relating to governance and strategy. Feedback to the Board is provided by the Chairman on any issues raised with him. The Senior Independent Director is also available to discuss issues with shareholders where concerns cannot be addressed through normal channels of communication.

Shareholders who attend the AGM are invited to ask questions during the meeting and to meet with Directors after the formal proceedings have ended. Details of the level of proxy votes received are advised to shareholders at the meeting and are published on GKN's website.

Written responses are given to letters or email received from shareholders and all shareholders receive, or can access electronically, copies of the annual and half year reports. The investor relations section of GKN's website provides further detail about the Group, including share price information, webcasts and presentations of annual and half year results, other presentations made to the investment community, and copies of financial reports.

Directors' conflicts of interest

Under the Companies Act 2006, Directors have a statutory duty to avoid conflicts of interest with the Company. As permitted by the Act, the Company's articles of association enable Directors to authorise actual and potential conflicts of interest.

Formal procedures for the notification and authorisation of such conflicts have been implemented. These procedures enable non-conflicted Directors to impose limits or conditions when giving or reviewing authorisation and require the Board to review the register of Directors' conflicts annually and on an ad hoc basis when necessary. Any potential conflicts of interest in relation to newly appointed Directors are considered by the Board prior to appointment.

Board Committees

The full terms of reference of the following Board Committees are available upon request and on GKN's website.

Executive Committee

The Executive Committee is tasked with leading, overseeing and directing the activities of the Group. It is responsible for reviewing divisional and Group strategy plans, approving and leading the consistent implementation of business and operational processes, and identifying, evaluating and monitoring the risks facing the Group and deciding how they are to be managed. The Committee meets formally at least eight times a year.

The Committee consists of the executive Directors, the Group Human Resources Director, the Chief Executive OffHighway and the Company Secretary under the chairmanship of the Chief Executive.

The Executive Committee has three sub-committees consisting of members of senior management:

- the Lean Enterprise Sub-Committee is responsible for driving operational best practice globally through the application of Lean business processes;
- the Group Technology Strategy Board is responsible for development of the Group's technology plan, driving the development of appropriate technologies across the Group and the strengthening of external relationships including access to sources of funding; and
- the Governance and Risk Sub-Committee has responsibility for developing strategy for and providing oversight and direction on all matters relating to governance and compliance, risk management and corporate social responsibility.

Audit Committee

The Audit Committee ensures the integrity of financial reporting and audit processes and the maintenance of a sound internal control and risk management system. The Committee meets at least four times a year and consists of all the independent non-executive Directors under the chairmanship of John Sheldrick. A report by the Committee on its activities is given on pages 50 and 51.

Remuneration Committee

The Remuneration Committee is responsible for approving the terms of service and setting the remuneration of the executive Directors and the Company Secretary in accordance with a remuneration policy which is approved annually by the Board. It is also responsible for determining the fees of the Chairman and the terms upon which the service of executive Directors is terminated having regard to a severance policy adopted by the Board, and for monitoring the remuneration of senior managers just below Board level. It also prepares for approval by the Board the annual report on Directors' remuneration (pages 52 to 62).

The Committee has access to such information and advice both from within the Group and externally, at the cost of the Company, as it deems necessary. It is responsible for appointing any consultants in respect of executive Directors' remuneration.

The Committee meets periodically when required and consists of the independent non-executive Directors under the chairmanship of Sir Peter Williams.

Nominations Committee

The Nominations Committee leads the process for identifying, and makes recommendations to the Board on, candidates for appointment as Directors of the Company and as Company Secretary, giving full consideration to succession planning and the leadership needs of the Group. It also makes recommendations to the Board on the composition of the Nominations Committee and the composition and chairmanship of the Audit and Remuneration Committees. It keeps under review the structure, size and composition of the Board, including the balance of skills, knowledge and experience and the independence of the non-executive Directors, and makes recommendations to the Board with regard to any changes.

The Nominations Committee follows Board-approved procedures (available on GKN's website) in making its recommendations. It has access to such information and advice both from within the Group and externally,

Corporate Governance

at the cost of the Company, as it deems necessary. This may include the appointment of external executive search consultants where appropriate.

These procedures were used by the Nominations Committee in recommending the appointment of Judith Felton as Company Secretary as of 8 May 2009 and Michael Turner as a non-executive Director as of 1 September 2009. The Committee engaged the services of an external search consultant in relation to the latter appointment.

The Committee meets periodically when required and consists of the non-executive Directors and the Chief Executive under the chairmanship of the Chairman (except when the Committee is dealing with the appointment of a successor as Chairman when the Senior Independent Director chairs the Committee).

Internal control

The Board attaches considerable importance to, and acknowledges its responsibility for, the Group's systems of internal control and risk management and receives regular reports on such matters. The Board's policy is to have systems in place which optimise the Group's ability to manage risk in an effective and appropriate manner.

The Board has delegated to the Executive Committee responsibility for identifying, evaluating and monitoring the risks facing the Group and for deciding how these are to be managed. In addition to formal reviews of risk management by the Executive Committee, members are expected to report to the Committee as necessary the occurrence of any material control issues, serious accidents or events that have had a major commercial impact, or any significant new risks which have been identified. Such matters are reported to the next Board meeting and/or Audit Committee meeting as appropriate.

As part of its remit, the Governance and Risk Sub-Committee develops strategy for and provides oversight and direction on all matters relating to risk management. It

Directors' attendance record

The attendance of Directors at relevant meetings of the Board and of the Audit, Remuneration and Nominations Committees held during 2009 was as follows:

Director	Board (12 meetings)	Audit Committee (4 meetings)	Remuneration Committee (8 meetings)	Nominations Committee (8 meetings)
Roy Brown	12	—	—	8
Sir Kevin Smith	12	—	—	8
Marcus Bryson	12	—	—	—
Helmut Mamsch	11	2	7	7
Sir Christopher Meyer	10	4	7	7
Andrew Reynolds Smith	12	—	—	—
Richard Parry-Jones	11	3	7	7
William Seeger	12	—	—	—
John Sheldrick	12	4	8	8
Nigel Stein	12	—	—	—
Michael Turner	3/4*	0/1*	3/4*	3/4*
Sir Peter Williams	12	4	8	8

* Actual attendance/maximum number of meetings Director could attend based on date of appointment.

reports formally on an annual basis to the Executive Committee and to the Board.

GKN's enterprise risk management programme facilitates a common, Group-wide approach to the assessment of risks and the way in these are monitored, managed and controlled. Risk profiling is undertaken at plant, divisional and corporate levels using a software tool which provides a consistent set of risk definitions and a common approach to probability and impact. A broad spectrum of risks are considered, including those relating to strategy, operational performance, financial (including credit risk, risk financing and fraud), product engineering and technology, business reputation, human resources, health and safety, and the environment. Consolidated 'risk maps' are reviewed by divisional management, the Executive Committee, the Audit Committee and the Board.

A summary of those risks which could have a material impact on the Group is given on pages 30 and 31

The Group also has in place systems and procedures for exercising control and managing risk in respect of financial reporting and the preparation of consolidated accounts. These include:

- the formulation and deployment of Group accounting policies and procedures, supported by regular bulletins from the central and divisional finance teams on the application of accounting standards;
- Group and divisional policies governing the maintenance of accounting records, transaction reporting and key financial control procedures;
- a proprietary internal control monitoring system, GKN Reporting and Integrity Procedures (GRIP), to assess compliance with key financial controls on monthly, quarterly and annual cycles;
- monthly operational review meetings which include, as necessary, reviews of internal financial reporting issues and financial control monitoring; and
- ongoing training and development of financial reporting personnel.

Each year all Group businesses are required formally to review their business risks and to report on whether there has been any material breakdown in their internal controls. This formal review is supplemented by an interim review conducted at the half year. Companies also have to confirm annually whether they have complied with statutory and regulatory obligations as well as with the policies which support the GKN Code.

The Group's systems and procedures are designed to identify, manage and, where practicable, reduce and mitigate the effects of the risk of failure to achieve business objectives. They are not designed to eliminate such risk, recognising that any system can only provide reasonable and not absolute assurance against material misstatement or loss.

The review process

The Board reviews the Group's systems of internal control and risk management on an ongoing basis by:

- setting the strategy of the business at both Group and divisional level and, within the framework of this, approving an annual budget and medium term projections. Central to this exercise is a review of the risks and opportunities facing each business and the steps being taken to manage these;
- reviewing on a regular basis operational and financial performance and updated forecasts for the current year. Comparisons are made with budget and the prior year and appropriate action plans put in place to optimise operational and financial performance;
- retaining primary responsibility for acquisition and divestment policy, and the approval of major capital expenditure, major contracts and financing arrangements. Below Board level there are clearly defined management authorities for the approval of capital expenditure, major contracts, acquisitions, investments and divestments, together with an established framework for their appraisal, which includes a risk analysis and post-implementation plan and, where appropriate, a post-acquisition review;
- keeping under review the Group's pension fund arrangements and receiving reports on the Group's treasury activities, having approved the operating policies and controls for this function, and on matters relating to taxation;
- performing at least annually a review of the Group's insurance and risk management programmes;
- receiving an annual report, following its review by the Executive Committee, on corporate social responsibility matters, which includes the environmental, health and safety performance of the Group's operations; and
- reviewing an annual management development and succession plan. The Executive Committee also reviews management development issues at least annually.

The Board receives an annual report from the Audit Committee concerning the operation of the systems of internal control and risk management. This report, together with the reviews by the Board during the year of the matters described above, enables the Board to form its own view on the effectiveness of the systems.

The Audit Committee is responsible for reviewing the ongoing control processes, and the actions undertaken by the Committee to discharge this responsibility are described in the Audit Committee's report on pages 50 and 51.

To assist it in this role the Committee liaises closely with the corporate audit department which, using a risk-based audit programme, reviews and tests the systems, controls, processes, procedures and practices across the Group. The Head of Corporate Audit, who reports directly to the Finance Director, meets regularly with the Chairman of the Audit Committee, the Group Chairman and the Chief Executive. The department's reports are seen by the relevant members of the Executive Committee and are summarised quarterly for the Audit Committee. The resolution of any control issues raised by Board members or in reports reviewed by the Audit Committee is discussed in Committee with management.

The Board has reviewed the effectiveness of the Group's systems of internal control and risk management during the period covered by this annual report. It confirms that the processes described above, which accord with the guidance on internal control appended to the Code (the revised Turnbull Guidance), have been in place throughout that period and up to the date of approval of the annual report. The Board also confirms that no significant failings or weaknesses were identified in relation to the review.

Compliance with the Code

It is the Board's view that, throughout 2009, GKN was in compliance with all relevant provisions set out in Section 1 of the Code.

Audit Committee Report

Composition

The Audit Committee comprises the following independent non-executive Directors, biographical details of whom are set out on pages 40 and 41:

John Sheldrick (Chairman)
Helmut Mamsch
Sir Christopher Meyer
Richard Parry-Jones
Michael Turner (since his appointment to the Board on 1 September 2009)
Sir Peter Williams

The Company Secretary acts as secretary to the Committee.

A number of Committee members have, in the Board's view, recent and relevant financial experience as required by the Combined Code on Corporate Governance. In particular, John Sheldrick was Group Finance Director of Johnson Matthey plc from 1995 until his retirement in September 2009 and has chaired GKN's Audit Committee since 2004.

Role

The primary role of the Audit Committee, which reports its findings to the Board, is to ensure the integrity of the financial reporting and audit processes and the maintenance of a sound internal control and risk management system. The Committee is responsible for monitoring and reviewing:

- the integrity of the Group's financial statements and the significant reporting judgements contained in them;
- the appropriateness of the Group's relationship with the external auditors, including auditor independence, fees and provision of non-audit services;
- the effectiveness of the external audit process, making recommendations to the Board on the appointment of the external auditors;
- the activities and effectiveness of the internal audit function (Corporate Audit);
- the effectiveness of the Group's internal control and risk management systems; and
- the Group's policies and practices concerning business conduct and ethics, including whistleblowing.

In the performance of its duties, the Committee has independent access to the services of Corporate Audit and to the external auditors, and may obtain outside professional advice as necessary. Both the Head of Corporate Audit and the external auditors have direct access to the Chairman of the Committee outside formal Committee meetings.

The Committee has written terms of reference that outline its authority and responsibilities. These are considered annually by the Audit Committee and any proposed changes are referred to the Board for approval. The Committee's current terms of reference are available on GKN's website.

Comprehensive briefing papers are prepared and circulated to Committee members in advance of each meeting and made available to other Directors. In order that the Board is kept fully appraised of the Committee's work, the Committee Chairman reports formally on its proceedings at the next following meeting of the Board.

Activities

Meetings and attendance

The Committee met on four occasions in 2009 timed to coincide with the financial and reporting cycles of the Company. Members' attendance at these meetings is set out in the table on page 48.

The Group Chairman, Chief Executive, Finance Director, Head of Corporate Audit, the engagement partner of PricewaterhouseCoopers LLP (PwC) and other members of senior management attended meetings by invitation. The Head of Corporate Audit and PwC had the opportunity to discuss matters with the Committee without any executive management being present at two and three meetings respectively. In addition, the members of the Committee met separately at the start of each meeting to discuss matters in the absence of any persons attending by invitation.

Financial reporting

The Audit Committee considered a wide range of financial reporting and related matters in respect of 2009 published results. For both the half and full year, the Committee reviewed any significant areas of judgement that materially impacted reported results, key points of disclosure and presentation to ensure the adequacy, clarity and completeness of the financial statements, and the content of results announcements prior to their submission to the Board. It also considered reports from PwC on their review of the 2009 half year report and, in respect of the full year, PwC's audit of the financial statements and other items in the 2009 annual report. Analysis to support the going concern judgement given on page 27 was also reviewed.

External auditors

Independence

The Audit Committee is responsible for the development, implementation and monitoring of the Company's policies on external audit. The policies, designed to maintain the objectivity and independence of the external auditors, regulate the appointment of former employees of the external audit firm to positions in the Group and set out the approach to be taken when using the external auditors for non-audit work.

As a general principle the external auditors are excluded from consultancy work and cannot be engaged by GKN for other non-audit work unless there are compelling reasons to do so. Any proposal to use the external auditors for non-audit work must be submitted to the Finance Director, via the Group Financial Controller, for approval prior to appointment. The Finance Director, who is permitted to delegate approval to the Group Financial Controller for amounts below £20,000, will, depending on the nature of the service, seek the prior authorisation of the Chairman of the Audit Committee.

The Committee receives annual confirmation from PwC as to their independence and objectivity within the context of applicable regulatory requirements and professional standards, as well as management confirmation of compliance with the Group's policies on the employment of former employees of the external auditors and the use of the external auditors for non-audit work.

Effectiveness and reappointment

The Committee has undertaken its annual review of the qualification, expertise, resources and independence of the external auditors and the effectiveness of the external audit process by:

- reviewing, and approving, PwC's plans for the audit of the Group's 2009 financial statements, the terms of engagement for the audit and the proposed audit fee;
- considering the views of Directors, senior management and the PwC engagement partner on PwC's independence, objectivity, integrity, audit strategy and its relationship with the Group, obtained by way of interview; and
- taking into account information provided by PwC on their independence and quality control procedures.

In making its recommendation to the Board that PwC be reappointed for a further year, the Committee took into account their tenure as auditors and considered whether there should be a full tender process. There were no contractual obligations restricting the Committee's choice of external auditors.

Details of the fees paid to PwC in 2009 can be found in note 3(a)(iv) to the financial statements.

Internal control

In 2009 the Committee reviewed the results of the audits undertaken by Corporate Audit and considered the adequacy of management's response to the matters raised, including the implementation of any recommendations made. It also reviewed and approved the 2010 Corporate Audit programme, including the proposed audit approach, coverage and allocation of resources. The effectiveness of Corporate Audit was formally reviewed, taking into account the views of Directors and senior management on matters such as independence, proficiency, resourcing, and audit strategy, planning and methodology.

The Committee reviewed regular reports on control issues of Group level significance, including details of any remedial action being taken. It considered reports from Corporate Audit and PwC on the Group's systems of internal control and reported to the Board on the results of its review. The Committee also examined reports detailing the Group's actual or anticipated material litigation, monitored compliance with the Group's policy for the appointment of agents and consultants (which is available on GKN's website), and reviewed the Directors' and Company Secretary's expenses.

Further information on the Group's systems of internal control and risk management is given on pages 48 and 49.

Whistleblowing

To support the Group's Employee Disclosure Procedures Policy (which is available on GKN's website), GKN operates international whistleblowing hotlines. Run by external and independent third parties, the hotlines facilitate the arrangements whereby employees can make (on an anonymous basis if preferred) confidential disclosures about suspected impropriety and wrongdoing. Any matters so reported are investigated and escalated to the Audit Committee as appropriate. Statistics on the volume and general nature of all disclosures made are reported to the Committee on an annual basis.

Performance evaluation

During the year the Committee undertook a formal evaluation of its own performance, further details on which can be found on page 46.

On behalf of the Committee

John Sheldrick
Chairman of the Audit Committee
24 February 2010

Directors' Remuneration Report

As reported in the business review, 2009 proved to be a challenging year for GKN with the severe recessionary conditions impacting Group earnings, particularly in the first six months. The Committee in turn has faced challenges in applying the remuneration policy to ensure the executive Directors are appropriately rewarded and incentivised in such circumstances. Against this background, the Committee believes it has applied the remuneration policy prudently and with a clear alignment to the interests of shareholders.

In particular, notwithstanding the strong leadership of the Directors in managing the business through the recession, no salary increases were awarded to Directors in 2009. In addition, the maximum potential payment under the short term variable remuneration scheme was reduced, with targets geared towards profit progression, margin recovery and cash generation. The long term incentives awarded to Directors in the year focus on strong earnings growth following the recession as well as increasing returns to shareholders. It should also be noted that no long term incentives were awarded in 2008.

In light of these factors, and also that several Directors chose to take a reduced salary for the majority of the year, the Committee believes that remuneration levels are justified and will incentivise growth and reward Directors appropriately for their contribution.

I am, therefore, pleased to present the Remuneration Report for 2009 which sets out in more detail the remuneration policy for Directors and how it has been applied, including disclosures on directors' remuneration required by law.

Sir Peter Williams
Chairman of the Remuneration Committee
24 February 2010

The Remuneration Committee

Composition

The Committee comprises the following independent non-executive Directors, biographical details of whom are set out on pages 40 and 41:

Sir Peter Williams (Chairman)
Helmut Mamsch
Sir Christopher Meyer
Richard Parry-Jones
John Sheldrick
Michael Turner (since his appointment to the Board on 1 September 2009)

The Company Secretary acts as secretary to the Committee.

Role

The Remuneration Committee formulates the Group's policy for the remuneration of the executive Directors of GKN plc. It reviews the policy annually and recommends any changes to the Board for formal approval. Within the framework of the agreed policy, the Committee has responsibility for:

- determining the detailed terms of service of the executive Directors and the Company Secretary, including basic salary, incentives and benefits, and the terms upon which their service may be terminated;
- determining the fees of the Chairman; and
- monitoring the level and structure of remuneration of the most senior executives immediately below Board level.

The Committee appointed Hewitt New Bridge Street (HNBS) in 2006 as its independent consultants to provide advice on executive Directors' remuneration and incentive arrangements for senior executives below Board level. HNBS also provide the total shareholder return monitoring service in connection with the Group's long term incentive arrangements, a role it has performed for the Group since 2004. HNBS did not provide any other services direct to the Group during the year.

A review of arrangements for the provision of external advice is currently being undertaken.

The Committee also receives input from the Chief Executive when considering the remuneration of other executive Directors and of the Company Secretary.

Written terms of reference that outline the Committee's authority and responsibilities are available upon request and on GKN's website. The terms, which are reviewed annually under the Board's performance evaluation procedures described on page 46, comply with the best practice provisions of the Combined Code on Corporate Governance.

Activities

The Committee met on eight occasions in 2009 to consider a range of issues including:

- a review of the Directors' remuneration and severance policies;
- proposals for and payments under the short term variable remuneration scheme;
- a review of the awards to be made under the Group's long term incentive arrangements;
- the adjustment to long term incentive awards and share options following the rights issue; and
- a formal evaluation of its own performance.

Members' attendance at meetings of the Committee in 2009 is set out in the table on page 48.

Executive Directors

Remuneration policy

GKN's remuneration policy for executive Directors is designed to attract, retain and motivate executives of the high calibre required to ensure that the Group is managed successfully to the benefit of shareholders. To achieve this, an internationally competitive package of incentives and rewards linked to performance is provided.

In setting remuneration levels the Committee takes into consideration the remuneration practices found in other multinational companies and also ensures that the remuneration arrangements for executive Directors are compatible with those for executives throughout the Group.

It also considers the most recent pay awards in the Group generally when reviewing the basic salaries of the executive Directors.

On the basis of the expected value of long term incentives and achievement of on target performance for the purposes of the short term variable remuneration scheme, the total annual remuneration (excluding pension benefits) of each executive Director under the Group's remuneration policy is weighted between performance-related and non performance-related elements, valued as at the time of award of long term incentives, at around 55% and 45% respectively. The Committee believes that these proportions represent an appropriate balance between certainty of income and incentive-based remuneration linked to the achievement of GKN's operational and strategic objectives.

Elements of remuneration	Purpose and Policy	Basis of delivery
Basic salary and benefits in kind	> **Purpose:** to recognise an individual's experience, responsibility and performance. > **Policy:** to maintain salaries at around median level of the relevant employment markets.	> Salaries are reviewed annually with any increase usually effective from 1 July. > The Committee undertakes an annual review of benchmark data provided by external consultants and takes into account Group profitability, prevailing market conditions and recent pay awards in the Group generally. > Performance of Directors is reviewed to ensure that payment of salaries in accordance with the stated policy is entirely justified.
Short term variable remuneration	> **Purpose:** to drive and reward the achievement of short term financial targets relevant to GKN's long term strategic objectives. > **Policy:** to make annual awards based on a one year measurement period which deliver cash payments (but see Directors' shareholding requirement on page 57).	> Structure of plan is reviewed annually. > Stretching financial targets are set each year reflecting business priorities which underpin Group strategy and align with financial key performance indicators.
Longer term incentives	> **Purpose:** to drive and reward achievement of longer term objectives aligned closely to shareholders' interests. > **Policy:** to make annual awards over a three year measurement period which deliver shares on vesting.	> Structure of plans is considered annually as part of the award process. > Current plans target EPS growth and relative TSR performance. > Combined maximum potential annual award under plans is 250% of basic salary.
Retirement benefits	> **Purpose:** to provide benefits which reward long term performance through seniority and loyalty through long service. > **Policy:** to provide competitive arrangements.	> Benefits are provided, dependent on individual circumstances, through the GKN Group Pension Scheme and/or a supplementary cash allowance.

Directors' Remuneration Report

Basic salary

Individual salaries of executive Directors are reviewed annually by the Committee, taking into account Group profitability, prevailing market conditions and benchmark data on remuneration provided to it by external consultants. No salary increase was awarded in 2009.

The basic salaries payable in respect of executive Directors as at 31 December 2009 were:

Director	Salary £
Sir Kevin Smith	747,579
Marcus Bryson	375,000
Andrew Reynolds Smith	400,000
William Seeger	400,000
Nigel Stein	487,500

Sir Kevin Smith's salary has remained unchanged since 2007 (he chose not to take an increase in 2008). Due to prevailing conditions in the Group's markets and their impact on Group profitability, Sir Kevin Smith and Nigel Stein waived 20% of their basic salary entitlement and Andrew Reynolds Smith waived 15% of his basic salary entitlement for the period 1 January to 31 August 2009.

The average basic salary of those executives in the most senior executive grade below Board level whose remuneration is monitored by the Remuneration Committee was £261,815 as at 31 December 2009 (all non-sterling amounts have been translated into sterling at the year end exchange rate for this purpose).

Benefits in kind

Benefits in kind comprise principally car and healthcare benefits. The level of benefits provided to executive Directors is consistent with that provided by other major companies. These benefits do not form part of pensionable earnings.

In addition, under the terms of William Seeger's service agreement, under which he was required to relocate to the UK in 2008, additional reimbursement was made by the Company in 2009 in respect of final expenses relating to his relocation.

Due to the complicated interaction between the UK and the US tax regimes, tax and social security equalisation is applied to Mr Seeger's remuneration. Additional taxes which arise in excess of the monthly contribution deducted from Mr Seeger's salary are settled by the Company in order to ensure that he is not disadvantaged by his global tax position.

Performance-related short term variable remuneration scheme (STVRS)

For the 2009 financial year, stretching targets related to a combination of Group and, where appropriate, individual portfolio profit and cash flow performance and Group net debt were applied. Achievement of on target performance would result in payments of approximately 37.5% of an executive Director's salary (47.5% for the Chief Executive Aerospace) and payments were capped at 80% of salary (90% of salary for the Chief Executive Aerospace). (This compares with a potential payment of approximately 78% of salary in 2008 for on target performance and a cap of 110%.)

The Remuneration Committee has discretion to alter targets to reflect changed circumstances such as material changes in accounting standards or changes in the structure of the Group. Payments to Directors are based upon a percentage of basic salary received during the year and do not form part of pensionable earnings.

Long term incentive arrangements

These currently comprise the GKN Long Term Incentive Plan which targets earnings per share (EPS) growth and the GKN Executive Share Option Scheme which is based on total shareholder return (TSR). The Committee believes that these arrangements, aligned to the Group's growth strategy and reflecting performance relative to the external market, provide a meaningful incentive package for the motivation and retention of executive Directors which is linked directly to shareholders' interests.

The combined maximum potential annual award under the GKN Long Term Incentive Plan and the GKN Executive Share Option Scheme is 250% of basic salary.

Under both plans the number of shares that vest will depend on the Group's performance against the relevant targets during the three years commencing on 1 January in the year of award and on satisfaction of a personal shareholding requirement (see page 57). In addition, before any shares become eligible for release or exercise the Remuneration Committee must be satisfied that this is justified by the underlying financial performance of the Group over the measurement period. There is no provision for the retesting of awards.

Neither the GKN Long Term Incentive Plan nor the GKN Executive Share Option Scheme contains provisions for the automatic release of unvested awards on a change of control of GKN plc.

GKN Long Term Incentive Plan (LTIP)

Each executive Director may be awarded annually a right to receive GKN shares up to a maximum value of 150% of basic salary. The value of shares for this purpose is calculated by reference to the average of the daily closing prices of a GKN share during the preceding year.

For awards made between 2004 and 2007, which were based on relative TSR performance over a three year measurement period, the comparator group comprised a tailored peer group representing GKN's major competitors and customers worldwide. (Where a comparator company's shares are listed on an overseas market, the TSR of that company is calculated in local currency. The Committee believes this method of measurement provides a true indication of a company's performance, without potential distortions brought about by windfall movements in currency.) Details of the comparator groups are set out on page 58.

Following shareholder approval, a new performance condition based on compound annual growth in EPS (normalised for tax, and excluding exceptional items, other net financing charges and volatile IFRS charges or credits) was introduced to replace relative TSR for awards granted after the 2008 AGM.

In the light of the impact of the severe recessionary conditions on the Group's earnings performance, the Remuneration Committee considered that the performance condition that would normally be applied to LTIP awards (as set out in the first table below), which would have measured EPS growth from a 2008 (i.e. pre-recession) base, was inappropriate for the 2009 awards. Exercising its power under the rules of the plan, and taking account of the performance of the Group in the first half of 2009 as well as market expectations of earnings growth over the measurement period, the Committee applied a performance condition which aims to incentivise earnings recovery following the recession. The Committee considers that this performance condition is no less challenging than that which would normally have applied.

GKN Executive Share Option Scheme (ESOS)
Each executive Director may be awarded annually an option to acquire a number of GKN shares. The Remuneration Committee decides the level of awards in each year. Annual award levels are not specifically capped under the ESOS, but when combined with awards under the LTIP (which are capped at 150% of basic salary) they cannot exceed 250% of basic salary. Options granted under the ESOS are normally exercisable between the third and tenth anniversary of the date of grant. The exercise price is fixed at the market price of a GKN share at the time of grant.

Performance is measured by comparing the TSR from GKN shares with the TSR from shares of companies in a comparator group comprising the constituents of the FTSE 350 Index at the start of a three year measurement period commencing on 1 January in the year of award. The Remuneration Committee believes the FTSE 350 Index to be appropriate as it is a broadly based index which contains more manufacturing and engineering companies than the FTSE 100 Index.

In 2008 changes were made to the ESOS to reduce, from 50% to 35%, the percentage of shares that vest if GKN's TSR ranks at the median level in the comparator group (see the second table below).

Vesting levels under the rules of the LTIP are as follows:

Vesting level	Pre-2008 awards TSR ranking in comparator group	Post-2008 awards Compound annual EPS growth
100%	Upper quartile	12% or more
30%	Median level	6%
0	Below median level	Less than 6%
Straight line basis	Between median and upper quartile	Between 6% and 12%

Following vesting, awards are not released to the Director for at least one further year other than in the specific circumstances set out in the rules of the LTIP. Dividends are treated as having accrued from the beginning of the third year of the measurement period on any shares that vest and the equivalent cash amount will be paid to the Director on release of such shares.

Vesting levels under the rules of the ESOS are as follows:

Vesting level		
2004–2007 awards	Post-2008 awards	TSR ranking in comparator group
100%	100%	Upper quartile
50%	35%	Median level
0	0	Below median level
Straight line basis		Between median and upper quartile

The TSR data and ranking information is obtained from HNBS to ensure that the comparative performance is independently verified.

Directors' Remuneration Report

Retirement benefits

Prior to 6 April 2006, certain executive Directors were subject to the UK restrictions on pensionable earnings in the Finance Act 1989 (the earnings cap). Retirement provision is secured by the Company by supplementary cash allowances paid to each Director or, in certain cases, dependent in part upon the individual's salary level at commencement of employment, by membership of the executive section of the GKN Group Pension Scheme, which is a defined benefit scheme, and a supplementary allowance. The retirement provisions are made in order to assist each Director towards securing overall retirement benefits comparable in value with those available under the pension scheme had it not been for the operation of the earnings cap (some members have specific individual earnings caps).

GKN's defined benefit pension scheme provides executive Directors with a pension of up to two-thirds of basic annual salary (up to their earnings cap) on retirement at age 60 after 20 or more years' service and proportionately less for shorter service or for retirement before pension age. An employee contribution of 7.9% of salary up to their earnings cap is required under the scheme.

Executive Directors with non-UK service agreements typically receive retirement benefits consistent with local practice. In particular, in accordance with standard practice in the US, GKN makes a total annual contribution equivalent to 11% of William Seeger's basic salary and any STVRS payment made in the relevant year to his qualified and non-qualified defined contribution pension arrangement. The amount contributed by GKN is deducted from the supplementary allowance that would otherwise have been payable to him (a maximum of 40% of salary).

Following changes in the taxation of pensions introduced by the UK Government from April 2006, for those Directors previously affected by the limit on annual pensionable earnings, a notional limit has been maintained beyond April 2006 so that, overall, the existing pension and salary supplement arrangements are broadly unchanged (for some members a specific individual earnings cap has been introduced). No compensation is offered for any additional tax suffered by the individual in the event that the value of their pension exceeds the new Lifetime Allowance.

From 1 September 2007 the GKN Group Pension Scheme adopted a Career Average Revalued Earnings (CARE) approach rather than a Final Salary basis. However, as earnings are capped and all the Directors can complete more than 20 years' service, this will have no impact on the retirement benefit for these individuals.

Service agreements

The Board's current policy is that, unless local employment practice requires otherwise, the service agreements of its executive Directors will be terminable on one year's notice. William Seeger has a US service agreement, also terminable on one year's notice, which terminates, in any event, on 31 December 2016 (unless extended by prior agreement with Mr Seeger).

There is no contractual provision for predetermined compensation payable upon early termination of an executive Director's service agreement, other than in the event of early termination following a change of control of GKN plc. In the event of such an early termination (other than on a change of control) the Remuneration Committee would apply the principles of the severance policy adopted by the Board. Under this policy, which may be varied in individual cases, an immediate lump sum severance payment will be made to the Director equivalent to one year's basic salary plus one year's pension contributions. Consideration would be given to the inclusion in the severance payment of additional elements relating to short term variable remuneration and major benefits in kind. However, such additional elements will not normally be included where the severance is as a result of underperformance. Consideration would also be given to making the severance payment in 12 equal instalments which will only be paid to the extent that the Director has not been able to mitigate his loss by the date of the relevant payment.

In the event of the service agreement coming to an end by mutual consent, the Remuneration Committee will approve such termination arrangements as are appropriate in the particular circumstances.

If, in breach of its terms, termination of a Director's service agreement occurs on less than due notice within 12 months following a change in control of GKN plc, a predetermined amount is payable to the Director equivalent to one year's basic salary, pension contributions, benefits in kind and loss of entitlements under performance-related short term remuneration arrangements. No right to such a payment arises simply by virtue of a change in control.

An enhancement to the pension rights of an executive Director upon early retirement will only be considered in exceptional cases and a full costing would be provided to the Remuneration Committee at the time of its deliberations. In any event, such enhancement would not be considered unless objectives set for the Director had been met or it was otherwise merited in the opinion of the Remuneration Committee.

It is also the Board's policy that, at the time of consideration of a proposed appointment of an executive Director, the Remuneration Committee will take into account the likely cost of severance in determining the appropriateness of the proposed terms of appointment. In accordance with the relevant provisions of the Companies Act 2006, no payment will be made to a Director for loss of office or employment with the Company in excess of the Director's contractual obligations without the prior approval of shareholders in general meeting.

External appointments

The Board recognises the benefit which GKN can obtain if executive Directors of GKN serve as non-executive directors of other companies. Subject to review in each case, the Board's general policy is that each executive Director may accept one non-executive directorship with another company (but not the chairmanship of a FTSE 100 company) from which the Director may retain the fees.

Nigel Stein is a non-executive director of Wolseley plc. He retains the fee payable in respect of this appointment (currently £61,800 per annum).

Chairman and non-executive Directors

Remuneration policy

The remuneration policy for the Chairman and the other non-executive Directors is for recompense by way of fees in line with those paid by other UK listed companies of comparable size and complexity. Such fees may include additional payments in respect of the chairmanship of Board Committees to reflect the significant extra responsibilities attached to these positions.

The fees of the non-executive Directors (other than the Chairman), together with any additional fees payable to the Chairmen of Board Committees, are determined by the Board upon the recommendation of the Chairman and Chief Executive and are set at a level that the Board believes will attract individuals with the necessary experience and ability to make a substantial contribution to the Group's affairs. The fees received by the Chairman are determined by the Remuneration Committee. No Director participates in deliberations concerning his own fee. Current fee levels, which remain unchanged from 2008, are as follows:

Position	Fee £000
Chairman	300
Non-executive Director	50
Senior Independent Director	5
Audit Committee Chairman	11
Remuneration Committee Chairman	10

In the light of prevailing conditions in the Group's markets and their impact on Group profitability Roy Brown, Chairman, waived 10% of his fee from 1 January to 31 August 2009.

Neither the Chairman nor the other non-executive Directors participate in the Group's short term variable remuneration or long term incentive arrangements or in its pension scheme, nor do they receive benefits in kind.

Terms of appointment

The terms of service of the Chairman and other non-executive Directors are contained in letters of appointment.

Roy Brown became Chairman in May 2004 for an initial period of three years, this term being subsequently extended to 2010, terminable at any time upon 12 months' notice by either party. In 2009, by resolution of the Board, his term was further extended until the date of the Company's AGM in 2012. The current policy for other non-executive Directors is to serve on the Board for nine years with interim renewals after three and six years, subject to mutual agreement and annual performance reviews. Appointments may be terminated upon three months' notice by either party and there are no provisions for compensation in the event of termination. Roy Brown's letter of appointment provides for the payment of fees up to the date of the 2012 AGM in the event that his service is terminated by the Company other than in accordance with his letter of appointment.

Shareholding requirement

In order to reinforce the alignment of their interests with those of shareholders generally, all Directors are subject to a shareholding requirement. Details of Directors' shareholdings are given on page 62.

Executive Directors

Under a policy adopted by the Remuneration Committee, executive Directors are required to establish and maintain an investment in GKN shares equivalent to at least 100% of their basic salary. The receipt of any shares by a Director from an award made under the LTIP and ESOS is conditional upon the shareholding requirement being met on the third anniversary of the grant of the award. For these purposes any vested but unexercised rights under the LTIP will be counted as shares.

Each executive Director must acquire the minimum required shareholding by adding to any existing shareholding using performance-related rewards which may be received under the GKN short term variable remuneration and long term incentive arrangements.

Until the required shareholding level is reached, an executive Director must apply, in the purchase of GKN shares, 30% of that amount of the gross (i.e. before tax) payment under the STVRS which exceeds 50% of the Director's gross basic salary at that time, and must retain such number of shares received under the LTIP and ESOS as represents at least 30% of the gross gain which the Director would have realised on the exercise of such an award had the shares been sold on the day of exercise.

Non-executive Directors

It is the Board's policy that non-executive Directors will normally be expected to acquire a holding of GKN shares of a value equivalent to 30% of one year's basic fee within three years of appointment.

Rights issue

Following the rights issue completed in July 2009, the Remuneration Committee approved adjustments to share-based options and awards granted under the Group's incentive arrangements in accordance with the rules of the relevant schemes. The adjustments were based on the theoretical ex-rights price (TERP) formula and ensured that the value of outstanding options and awards remained the same as the value of the options and awards when originally granted. The number of shares the subject of options and awards was multiplied by a TERP factor of 1.4816 and, where applicable, the exercise price of options was multiplied by a factor of 0.6749. The adjustments, where necessary, were approved by HM Revenue & Customs. Following the capital reorganisation effected immediately prior to the rights issue, all outstanding share-based options and awards are over GKN ordinary shares of 10p each.

Directors' Remuneration Report

Historical TSR performance

Period	TSR %	Percentile ranking in comparator group (rank no.1 = 100) LTIP[(a)]	ESOS[(b)]	% of award vested LTIP[(a)]	ESOS[(b)]
January 2003 – December 2005	3.59	22	n/a	0	n/a
January 2004 – December 2006	49.81	37	24	0	0
January 2005 – December 2007	70.78	46	47	0	0
January 2006 – December 2008	(5.71)	34	30	0	0
January 2007 – December 2009	(51.90)	22	20	0	0

(a) For the measurement period under the LTIP ending on 31 December 2005 the comparator group was based on the FTSE 100 Index less the telecommunications, media, technology and financial services sectors and comprised 64 companies (including GKN). For the measurement periods ending on 31 December 2006, 2007, 2008 and 2009, they comprised tailored peer groups of 38, 37, 41 and 40 companies respectively (including GKN), listed in the table below.

(b) The ESOS comparator groups comprised the FTSE 350 Index constituent companies on 1 January in the first year of the relevant measurement period.


Total shareholder return — £ sterling
GKN and FTSE 350 Index 2004 to 2009
160
140
120
100
80
60
40
20
0
04
05
06
07
08
09
— FTSE 350 Index TSR
— GKN TSR
Total shareholder return — %
GKN and median for comparator group for completed three year measurement periods under the LTIP and ESOS
07 – 09
06 – 08
05 – 07
04 – 06
03 – 05
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
ESOS comparator group median TSR
GKN TSR
LTIP comparator group median TSR

The chart above is prepared in accordance with Schedule 8 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (the Regulations). It shows the Company's TSR and that of the FTSE 350 Index, based on an initial investment of £100, over the five-year period to the end of 2009. The FTSE 350 Index was chosen for this chart as it is a broadly based index which contains more manufacturing and engineering companies than the FTSE 100 Index.

The LTIP uses different comparator groups and for both the LTIP and ESOS the TSR calculation methodology required is different from that required by the Regulations. The chart above illustrates GKN's TSR compared to the median TSR of the relevant comparator group under the LTIP and ESOS in respect of the five most recently completed measurement periods.

The companies making up the comparator groups for LTIP awards granted between 2004 and 2007 are as follows:

Automotive companies	Faurecia SA	Torch Investment Co Ltd‡	Cobham plc
American Axle & Manufacturing Inc	Fiat SpA	Toyota Motor Corporation	Finmeccanica SpA
ArvinMeritor Inc	Ford Motor Company	TRW Automotive Holdings Corp.§	General Dynamics Corporation
Autoliv Inc§	General Motors Corporation	Valeo SA	Goodrich Corporation
BMW AG§	Haldex AB§	Visteon Corporation	Lockheed Martin Corporation
Borg Warner Inc	Johnson Controls Inc	Volkswagen AG	Meggitt plc
Continental AG§	Magna International Inc	Wagon plc†	Raytheon Company
DaimlerChrysler AG	Mayflower Corporation plc*		Rolls-Royce plc
Dana Corporation†	NGK Spark Plug Co Ltd	**Aerospace companies**	Smiths Group plc
Delphi Corporation†	NTN Corporation§	BAE Systems plc	United Technologies Corporation
Denso Corporation	Scania AB	Boeing Company	Zodiac SA
Eaton Corporation§	Tomkins plc	Bombardier Inc	

* 2004 comparator group only † 2004 and 2005 comparator groups only ‡ 2004, 2005 and 2006 comparator groups only § 2006 and 2007 comparator groups only

Directors' remuneration 2009

With the exception of the dates shown in the first table below and in the first table on page 60, note (f) to the table on page 61 and the section headed 'Share interests' on page 62, the information set out on pages 59 to 62 represents the auditable disclosures required by Schedule 8 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

The remuneration of the executive Directors in 2009, excluding pension benefits and long term incentives, was as follows:

	Date of service agreement	Salary £000	Performance-related £000	Car allowance £000	Other benefits £000	**Total 2009 £000**	Total 2008 £000
Sir Kevin Smith	24.01.03	648	299	14	7	**968**[a]	894
Marcus Bryson	01.10.07	353	275	15	26[b]	**669**[a]	576
Andrew Reynolds Smith	14.11.07	350	150	12	4	**516**[a]	498
William Seeger[c]	11.02.08	400	160	12	82	**654**[a]	549
Nigel Stein	22.08.01	413	195	12	4	**624**[a]	594
		2,164	1,079	65	123	**3,431**[a]	3,111

(a) Payments of supplementary allowances to certain executive Directors to assist them towards securing retirement benefits are included in the cash allowances for pension benefit purposes disclosed in the second table on page 62. The following allowances have therefore been excluded from the total remuneration shown in the table above although they are part of the Directors' aggregate emoluments for the purpose of disclosure under Schedule 8 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008: Sir Kevin Smith £299,031 (2008 – £299,031); M J S Bryson £44,160 (2008 – £37,320); A Reynolds Smith £112,960 (2008 – £109,920); W C Seeger £107,225 (2008 – £83,382); N M Stein £147,960 (2008 – £145,420).

(b) A total of £21,000 of this amount relates to a subsistence allowance to which Mr Bryson was entitled following the relocation of GKN's operational headquarters. The payment is subject to normal tax and national insurance deductions.

(c) Under the terms of his service agreement, Mr Seeger's emoluments are paid semi-monthly in US$, converted at the exchange rate published in the UK Financial Times on the first business day of the relevant month. Mr Seeger is a US National who relocated to the UK in 2008 in the role of Finance Director; additional reimbursement was made by the Company in 2009 in respect of expenses relating to his relocation. Mr Seeger had full US Federal and State hypothetical tax withholding through the US payroll in 2009. As a result of the complicated interaction of the UK and US tax regimes, an additional payment of £244,160 was made by GKN to the UK and US tax authorities on his behalf in order to avoid a period of double taxation. All subsequent tax refunds resulting from the tax paid by GKN will be refunded to the Company in due course. A figure of £60,858 is contained within the benefits figure shown, being the best estimate of the amount which is not expected to be refunded based on information available to date. An amount totalling £58,023, relating to an element of UK tax paid but not reported in 2008, is not included in the above figures.

The 2009 performance-related payments made under the STVRS were triggered by the achievement of a number of Group and, where appropriate, individual portfolio targets relating to profit and cash flow performance and Group net debt. The maximum amount that an individual could receive and actual total payments to executive Directors under the 2009 STVRS were as follows:

Element	Maximum %	Actual %
Profit	50.0[a]	10.0 to 43.4
Cash flow	12.5	10.0 to 12.5
Group net debt	17.5	17.5
	80.0[b]	37.5 to 73.4

(a) 60% for the Chief Executive Aerospace.

(b) 90% for the Chief Executive Aerospace.

Directors' Remuneration Report

The remuneration of the non-executive Directors in 2009 was as follows:

	Date of current letter of appointment	Expiry of current term[b]	2009 £000	2008 £000
Roy Brown	28.04.09	2012 AGM	**280**	300
Helmut Mamsch	24.11.09	30.11.12	**50**	50
Sir Christopher Meyer	03.08.09	2010 AGM	**50**	50
Richard Parry-Jones	26.02.08	01.03.11	**50**	42
John Sheldrick	05.12.07	19.12.10	**61**	61
Michael Turner[a]	31.07.09	01.09.12	**17**	–
Sir Peter Williams	07.06.07	2010 AGM	**65**	65
			573	568

(a) Appointed 1 September 2009.

(b) Subject to re-election at the AGM following their appointment and subsequently at intervals of no more than three years.

Directors' aggregate emoluments for 2009 amounted to £4.7 million (2008 – £4.4 million).

LTIP

Awards over GKN shares under the LTIP held by the executive Directors at 31 December 2009 and 1 January 2009, together with awards made and lapsed during the period, were as follows:

	Date of grant	Awards held 31 December 2009	Rights issue adjustment[a]	Awards made[b]	Awards lapsed[c]	Awards held 1 January 2009
Sir Kevin Smith	11.04.06	**–**	–	–	247,560	247,560
	02.04.07	**346,398**	112,598	–	–	233,800
	12.08.09	**400,000**	130,021	269,979	–	–
Marcus Bryson	11.04.06	**–**	–	–	63,370	63,370
	02.04.07	**30,400**	9,881	–	–	20,519
	12.08.09	**200,647**	65,221	135,426	–	–
Andrew Reynolds Smith	11.04.06	**–**	–	–	80,268	80,268
	02.04.07	**37,794**	12,285	–	–	25,509
	12.08.09	**214,024**	69,569	144,455	–	–
William Seeger	11.04.06	**–**	–	–	54,410	54,410
	12.08.09	**214,024**	69,569	144,455	–	–
Nigel Stein	11.04.06	**–**	–	–	147,542	147,542
	02.04.07	**206,447**	67,106	–	–	139,341
	12.08.09	**260,841**	84,787	176,054	–	–

(a) Outstanding awards were subject to an adjustment following the rights issue to reflect the dilutive effect of the transaction. For further information see page 57.

(b) The closing mid-market price of a GKN share on the date of award was 109.6p. The measurement period relating to these awards ends on 31 December 2011 and the performance condition is described on page 55.

(c) Since 31 December 2009, the LTIP awards granted on 2 April 2007 have lapsed.

(d) During 2009, no awards vested and no shares were released to Directors.

ESOS

Options over GKN shares under the ESOS held by the executive Directors at 31 December 2009 and 1 January 2009, together with options granted and lapsed during the period, were as follows:

	Date of grant	Exercisable[a] From	Exercisable[a] To	Exercise price	Shares under option 31 December 2009	2009 Rights issue adjustment[b]	2009 Options granted	2009 Options lapsed[c]	Shares under option 1 January 2009
Sir Kevin Smith	15.03.02	15.03.05	14.03.12	207.87p[b]	**147,196**	47,846	–	–	99,350
	19.03.03	19.03.06	18.03.13	110.04p[b]	**940,481**	305,707	–	158,694	793,468
	11.04.06	11.04.09	10.04.16	334.05p	–	–	–	236,816	236,816
	02.04.07	02.04.10	01.04.17	256.66p[b]	**323,605**	105,188	–	–	218,417
	12.08.09	12.08.12	11.08.19	110.08p	**1,154,509**	–	1,154,509	–	–
Marcus Bryson	15.03.02	15.03.05	14.03.12	207.87p[b]	**22,638**	7,358	–	–	15,280
	19.03.03	19.03.06	18.03.13	110.04p[b]	**45,489**	14,786	–	7,676	38,379
	11.04.06	11.04.09	10.04.16	334.05p	–	–	–	33,677	33,677
	12.08.09	12.08.12	11.08.19	110.08p	**579,124**	–	579,124	–	–
Andrew Reynolds Smith	15.03.02	15.03.05	14.03.12	207.87p[b]	**33,957**	11,037	–	–	22,920
	19.03.03	19.03.06	18.03.13	110.04p[b]	**87,095**	28,310	–	14,697	73,482
	11.04.06	11.04.09	10.04.16	334.05p	–	–	–	42,658	42,658
	12.08.09	12.08.12	11.08.19	110.08p	**617,732**	–	617,732	–	–
William Seeger	11.04.06	11.04.09	10.04.16	334.05p	–	–	–	43,378	43,378
	12.08.09	12.08.12	11.08.19	110.08p	**617,732**	–	617,732	–	–
Nigel Stein	15.03.02	15.03.05	14.03.12	207.87p[b]	**129,878**	42,217	–	–	87,661
	19.03.03	19.03.06	18.03.13	110.04p[b]	**359,834**	116,965	–	60,718	303,587
	11.04.06	11.04.09	10.04.16	334.05p	–	–	–	141,138	141,138
	02.04.07	02.04.10	01.04.17	256.66p[b]	**192,864**	62,691	–	–	130,173
	12.08.09	12.08.12	11.08.19	110.08p	**752,861**	–	752,861	–	–

(a) Represents the earliest exercise date (assuming satisfaction of the relevant performance condition and personal shareholding requirement) and latest expiry date of options held by the Director during the year. The performance condition is described on page 55.

(b) Outstanding options were subject to an adjustment following the rights issue to reflect the dilutive effect of the transaction. For further information see page 57.

(c) Since 31 December 2009, the ESOS awards granted on 2 April 2007 have lapsed.

(d) The closing mid-market price of a GKN share on 31 December 2009 was 117p. The price range of ordinary 50p shares prior to the capital reorganisation and rights issue was 56.75p to 140.25p. The price range of ordinary 10p shares following the capital reorganisation and rights issue was 92p to 127.5p.

(e) During 2009, no options were exercised by Directors.

(f) At 31 December 2009, the total number of GKN shares which had been issued on the exercise of options granted by the Company or were the subject of such options remaining outstanding under the ESOS and the Save As You Earn (SAYE) share option scheme was 17.1 million and 7.8 million respectively. This represents approximately 1.1% of the issued share capital of the Company at that date in respect of discretionary (i.e. executive) schemes and 1.6% of the issued share capital of the Company at that date in respect of all (i.e. both executive and all-employee) schemes.

Awards held by the executive Directors under the GKN Profit Growth Incentive Plan (PGIP) as at 31 December 2009 and 1 January 2009 (as adjusted for the rights issue) are as follows: Sir Kevin Smith — nil; Marcus Bryson — 30,199; Andrew Reynolds Smith — 37,543; William Seeger — 10,790; Nigel Stein — nil. Directors are prohibited from participating in the PGIP; awards were granted prior to the relevant individual's appointment as a Director of the Company.

Under the PGIP, the shares which are the subject of the awards would be capable of release dependent on the extent to which profit growth targets were satisfied by the Group over a three year measurement period which commenced on 1 January 2007 (the Group's reported profit for 2006 formed the baseline for this performance measure) and the satisfaction of a personal shareholding requirement. Since 31 December 2009, the above PGIP awards have lapsed.

The exercise of options under the ESOS and SAYE share option scheme will normally be satisfied by the issue of new shares or, alternatively, through the transfer of shares held in treasury. In respect of awards that vest under the LTIP, the Company intends to obtain the relevant number of shares through market purchase up to the date of release of shares which are the subject of awards that vest.

Directors' Remuneration Report

Retirement benefits

The first table below shows the total amount paid as a money purchase contribution (paid only in respect of those Directors who are not members of GKN's defined benefit pension scheme) and supplementary allowances to all executive Directors under the Group's pension arrangements. The second table below shows pension amounts for those Directors whose pension arrangements are either wholly or partly of the defined benefit type.

	Cash allowances for pension benefit purposes	
	2009 £000	2008 £000
Sir Kevin Smith	**299**	299
Marcus Bryson	**44**	37
Andrew Reynolds Smith	**113**	110
William Seeger[a]	**160**	146
Nigel Stein	**148**	145

	Accrued annual pension at 31 December 2009[b] £000	Accrued annual pension at 31 December 2008[b] £000	**Transfer value of accrued annual pension at 31 December 2009 £000**	Transfer value of accrued annual pension at 31 December 2008 £000	**Change in transfer value in 2009 £000**	Increase in annual pension in 2009[c] £000	**Transfer value at 31 December 2009 of increase in annual pension in 2009[c] £000**
Marcus Bryson	**149**	134	**2,911**	2,663	**248**	12	**221**
Andrew Reynolds Smith	**25**	21	**301**	241	**60**	4	**48**
Nigel Stein	**60**	53	**1,085**	976	**109**	5	**92**

(a) The difference between the Director's pension cost shown in this table and the supplementary allowance amount disclosed in note (a) on page 59 represents GKN's contribution to the Director's qualified and non-qualified defined pension arrangement (equivalent to 11% of Mr Seeger's gross earnings).

(b) The accrued annual pension includes entitlements earned as an employee prior to becoming a Director as well as for qualifying services after becoming a Director.

(c) Increase over the year in accrued pension in excess of inflation to which the Director would have been entitled on leaving service.

(d) A transfer value represents the present value of accrued benefits. It does not represent an amount of money which the individual is entitled to receive. The change in transfer value over the year reflects the additional pension earned and the effect of changes in stock market conditions during the year. The transfer values have been calculated in accordance with the method and assumptions used to calculate transfer values from the GKN Group Pension Scheme. These assumptions were adopted by the Trustees with effect from April 2008 in order to meet the requirements of new transfer value legislation which came into effect on 1 October 2008.

Share interests

The beneficial interests of the Directors, including connected persons, in GKN shares at 31 December 2009 and 1 January 2009 are set out below. All the Directors who were eligible to do so took up their entitlements in full under the rights issue completed in July 2009.

	31 December 2009	1 January 2009
Roy Brown	**80,780**	26,264
Sir Kevin Smith	**1,204,401**	547,456
Marcus Bryson	**161,725**	73,512
Helmut Mamsch	**16,500**	7,500
Sir Christopher Meyer	**13,479**	3,500
Richard Parry-Jones	**20,000**	—
Andrew Reynolds Smith	**283,123**	83,238
William Seeger	**100,000**	38,626
John Sheldrick	**20,000**	5,000
Nigel Stein	**460,398**	209,272
Michael Turner	**100,000**	100,000[a]
Sir Peter Williams	**33,000**	15,000

(a) On appointment to the Board on 1 September 2009.

There were no changes in the Directors' interests in shares or options between 31 December 2009 and 24 February 2010* other than in respect of the lapse of awards under the LTIP, ESOS and PGIP disclosed on pages 60 and 61.

* As at 28 February 2010, there were no changes to the beneficial and non-beneficial interests of the Directors.

Statement of Directors' Responsibilities

The Directors are responsible for preparing the annual report, the Directors' remuneration report and the Group and Company financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Company financial statements for each financial year. Under that law, the Directors are required to prepare the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and have elected to prepare the Company financial statements in accordance with applicable law and United Kingdom (UK) Accounting Standards (UK Generally Accepted Accounting Practice).

The Group financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the Group; the Companies Act 2006 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation. The Company financial statements are required by law to give a true and fair view of the affairs of the Company and of the profit or loss of the Company for that period.

In preparing each of the Group and Company financial statements the Directors are required to:

> select appropriate accounting policies and apply them consistently;
> make judgements and estimates that are reasonable and prudent;
> for the Group financial statements, state whether they have been prepared in accordance with IFRSs as adopted by the EU;
> for the Company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the Company financial statements; and
> prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Group and the Company and which enable them to ensure that the financial statements and the Directors' remuneration report comply with the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and the Group and to prevent and detect fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors as at the date of the annual report, whose names and functions are set out on pages 40 and 41, confirm that to the best of their knowledge:

> the Group financial statements, prepared in accordance with IFRSs as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
> the management report (which comprises the Directors' report, including the business review) includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Approved by the Board of GKN plc and signed on its behalf by

Roy Brown
Chairman
24 February 2010

Financial Statements

Group Financial Statements

Company Financial Statements

Independent Auditors' Report to the Members of GKN plc

We have audited the Group financial statements of GKN plc for the year ended 31 December 2009 which comprise the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Changes in Equity, the Consolidated Balance Sheet and the Consolidated Cash Flow Statement and the related notes. These consolidated financial statements have been prepared under the accounting policies set out therein. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Respective responsibilities of Directors and auditors

As explained more fully in the statement of Directors' responsibilities on page 63, the Directors are responsible for the preparation of the Group financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the Group financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the Company's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group's circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the Directors; and the overall presentation of the financial statements.

Opinion on financial statements

In our opinion the Group financial statements:

- give a true and fair view of the state of the Group's affairs as at 31 December 2009 and of its loss and cash flows for the year then ended;
- have been properly prepared in accordance with IFRSs as adopted by the European Union; and
- have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion the information given in the Directors' report for the financial year for which the Group financial statements are prepared is consistent with the Group financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- certain disclosures of Directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

- the Directors' statement, on page 27, in relation to going concern; and
- the part of the corporate governance statement relating to the Company's compliance with the nine provisions of the June 2008 Combined Code specified for our review.

Other matter

We have reported separately on the Company financial statements of GKN plc for the year ended 31 December 2009 and on the information in the Directors' remuneration report that is described as having been audited.

Roy Hodson
(Senior Statutory Auditor)
for and on behalf of
PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
Birmingham
24 February 2010

Consolidated Income Statement

For the year ended 31 December 2009

	Notes	2009 £m	2008 £m
Sales	2	**4,223**	4,376
Trading profit		***129***	*201*
Restructuring and impairment charges		***(144)***	*(153)*
Amortisation of non-operating intangible assets arising on business combinations		***(24)***	*(10)*
Profits and losses on sale or closures of businesses		***2***	*—*
Change in value of derivative and other financial instruments		***76***	*(124)*
Operating profit/(loss)	3	**39**	(86)
Share of post-tax earnings of joint ventures	14	**21**	6
Interest payable		**(67)**	(66)
Interest receivable		**3**	19
Other net financing charges		**(50)**	(3)
Net financing costs	4	**(114)**	(50)
Profit/(loss) before taxation		**(54)**	(130)
Taxation	5	**15**	10
Profit/(loss) from continuing operations		**(39)**	(120)
Profit after taxation from discontinued operations	6	**5**	13
Profit/(loss) after taxation for the year		**(34)**	(107)
Profit attributable to non-controlling interests		**2**	2
Profit/(loss) attributable to equity shareholders		**(36)**	(109)
		(34)	(107)
Earnings per share — p (restated)	7		
Continuing operations — basic		**(3.2)**	(11.7)
Continuing operations — diluted		**(3.2)**	(11.7)

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2009

	Notes	2009 £m	2008 £m
Profit/(loss) after taxation for the year		**(34)**	(107)
Other comprehensive income			
Currency variations			
Subsidiaries			
Arising in year		**(154)**	529
Reclassified in year		**8**	—
Joint ventures			
Arising in year		**(12)**	36
Reclassified in year		**(2)**	—
Derivative financial instruments			
Transactional hedging			
Arising in year		**2**	(7)
Reclassified in year		**5**	(1)
Translational hedging arising in year		**—**	(213)
Actuarial gains and losses on post-employment obligations			
Subsidiaries	26	**(190)**	(386)
Joint ventures		**—**	—
Tax on items taken directly to equity	5	**17**	(23)
		(326)	(65)
Total comprehensive income/(expense) for the year		**(360)**	(172)
Total comprehensive income/(expense) for the year attributable to:			
Equity shareholders		**(362)**	(178)
Non-controlling interests		**2**	6
		(360)	(172)

Consolidated Statement of Changes in Equity

For the year ended 31 December 2009

					Other reserves					
	Notes	Share capital £m	Share premium account £m	Retained earnings £m	Currency reserve £m	Hedging reserve £m	Other reserves £m	Share-holders' equity £m	Non-controlling interests £m	Total equity £m
At 1 January 2009		**372**	**29**	**290**	**499**	**(204)**	**(81)**	**905**	**23**	**928**
Total comprehensive income/(expense) for the year		**—**	**—**	**(213)**	**(156)**	**7**	**—**	**(362)**	**2**	**(360)**
Rights issue	23	**85**	**—**	**—**	**—**	**—**	**338**	**423**	**—**	**423**
Rights issue costs		**—**	**(20)**	**—**	**—**	**—**	**—**	**(20)**	**—**	**(20)**
Share-based payments		**—**	**—**	**2**	**—**	**—**	**—**	**2**	**—**	**2**
Transfers		**—**	**—**	**352**	**—**	**—**	**(352)**	**—**	**—**	**—**
Dividends paid to non-controlling interests		**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(1)**	**(1)**
At 31 December 2009		**457**	**9**	**431**	**343**	**(197)**	**(95)**	**948**	**24**	**972**
At 1 January 2008		372	29	834	(34)	17	(41)	1,177	19	1,196
Total comprehensive income/(expense) for the year		—	—	(492)	535	(221)	—	(178)	6	(172)
Sale of treasury shares	23	—	—	1	—	—	—	1	—	1
Share-based payments		—	—	2	—	—	—	2	—	2
Investment by non-controlling interests		—	—	—	—	—	—	—	1	1
Transfers		—	—	42	(2)	—	(40)	—	—	—
Dividends paid to shareholders	9	—	—	(97)	—	—	—	(97)	—	(97)
Dividends paid to non-controlling interests		—	—	—	—	—	—	—	(3)	(3)
At 31 December 2008		372	29	290	499	(204)	(81)	905	23	928

Other reserves include accumulated reserves where distribution has been restricted due to legal or fiscal requirements and accumulated adjustments in respect of piecemeal acquisitions.

Consolidated Balance Sheet

At 31 December 2009

	Notes	2009 £m	Restated 2008 £m
Assets			
Non-current assets			
Goodwill	12	**338**	367
Other intangible assets	12	**187**	153
Property, plant and equipment	13	**1,636**	1,797
Investments in joint ventures	14	**112**	119
Other receivables and investments	15	**24**	23
Derivative financial instruments	21	**16**	42
Deferred tax assets	5	**71**	52
		2,384	2,553
Current assets			
Inventories	16	**563**	718
Trade and other receivables	17	**644**	645
Current tax assets	5	**13**	17
Derivative financial instruments	21	**6**	20
Other financial assets	19	**20**	—
Cash and cash equivalents	19	**316**	114
		1,562	1,514
Total assets		**3,946**	4,067
Liabilities			
Current liabilities			
Borrowings	19	**(72)**	(97)
Derivative financial instruments	21	**(14)**	(56)
Trade and other payables	18	**(873)**	(972)
Current tax liabilities	5	**(79)**	(115)
Provisions	22	**(84)**	(49)
		(1,122)	(1,289)
Non-current liabilities			
Borrowings	19	**(564)**	(725)
Derivative financial instruments	21	**(51)**	(136)
Deferred tax liabilities	5	**(57)**	(63)
Trade and other payables	18	**(97)**	(38)
Provisions	22	**(87)**	(54)
Post-employment obligations	26	**(996)**	(834)
		(1,852)	(1,850)
Total liabilities		**(2,974)**	(3,139)
Net assets		**972**	928
Shareholders' equity			
Share capital	23	**457**	372
Share premium account		**9**	29
Retained earnings		**431**	290
Other reserves		**51**	214
		948	905
Non-controlling interests		**24**	23
Total equity		**972**	928

The financial statements on pages 66 to 118 were approved by the Board of Directors and authorised for issue on 24 February 2010. They were signed on its behalf by:

Sir Kevin Smith, William Seeger — Directors

Consolidated Cash Flow Statement

For the year ended 31 December 2009

	Notes	2009 £m	2008 £m
Cash flows from operating activities			
Cash generated from operations	25	**288**	328
Interest received		**7**	18
Interest paid		**(68)**	(66)
Tax paid		**(15)**	(45)
Dividends received from joint ventures		**15**	24
		227	259
Cash flows from investing activities			
Purchase of property, plant and equipment		**(140)**	(192)
Purchase of intangible assets		**(14)**	(13)
Receipt of government refundable advances		**28**	—
Receipt of government capital grants		**1**	1
Proceeds from sale and realisation of fixed assets		**35**	7
Acquisition of subsidiaries (net of cash acquired)	24	**(99)**	(1)
Proceeds from sale of joint ventures — continuing/discontinued	3d, 6	**1**	18
Investment in joint ventures		**(2)**	(1)
Investment loans and capital contributions		**(11)**	1
		(201)	(180)
Cash flows from financing activities			
Net proceeds from rights issue	23	**403**	—
Net proceeds from other ordinary share capital transactions	23	**—**	1
Net proceeds from borrowing facilities		**148**	112
Bond buy-back including buy-back premium		**(131)**	—
Repayment of other borrowings		**(241)**	(33)
Finance lease payments		**(1)**	(9)
Settlement of forward foreign currency contracts for net investment hedging		**—**	(230)
Dividends paid to shareholders	9	**—**	(97)
Dividends paid to non-controlling interests		**(1)**	(3)
		177	(259)
Currency variations on cash and cash equivalents		**(9)**	24
Movement in cash and cash equivalents		**194**	(156)
Cash and cash equivalents at 1 January		**94**	250
Cash and cash equivalents at 31 December	25	**288**	94

Notes to the Financial Statements

For the year ended 31 December 2009

1 Accounting policies and presentation

The Group's key accounting policies are summarised below.

Basis of preparation

The consolidated financial statements (the 'statements') have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed and adopted for use by the European Union. These statements have been prepared under the historical cost method except where other measurement bases are required to be applied under IFRS as set out below.

These statements have been prepared using all standards and interpretations required for financial periods beginning 1 January 2009. No standards or interpretations have been adopted before the required implementation date.

Standards, revisions and amendments to standards and interpretations issued and adopted

As outlined in the statements for the year ended 31 December 2008, IFRS 8 'Operating segments' and IAS 23 (Amendments) 'Borrowing costs' were identified as standards likely to impact the reporting of the Group's 2009 results, assets and liabilities with IAS 1 'Presentation of financial statements' (Revised) impacting the presentation of financial results. These standards were adopted on 1 January 2009.

The adoption of IFRS 8 requires operating segments to be identified on the basis of internal reports used to assess performance and allocate resources by the chief operating decision maker. The chief operating decision maker has been identified as the Executive Committee led by the Chief Executive. The adoption of this standard has not resulted in any change to the segments reported previously with 'management trading profit' maintained as the reportable measure of profit or loss. The main change has been the inclusion of the Group's share of sales and trading profit of joint ventures within the segmental disclosure and disclosure of management based asset measures. Management trading profit includes an allocation of costs incurred by central functions in providing operational and regulatory support to the operating segments with the basis of such allocations applied consistently. Inter segment sales are not significant. In order to provide comparability with previously reported margins, inter segment sales disclosure is included by way of footnote. Comparable information has been re-presented accordingly.

IAS 23 requires the capitalisation of borrowing costs attributable to qualifying assets. The standard has been applied prospectively. During the year one Aerospace investment programme has been identified as a qualifying asset. This programme is in its initial stages and as a result there has been no material impact on the results of the Group from the adoption of this standard.

In terms of the presentation of the financial results, the main impacts have been the adoption of IAS 1 'Presentation of financial statements' (Revised) with the main presentational changes arising from this standard being the new primary statements 'Statement of comprehensive income' and 'Statement of changes in equity' and the amendment to IAS 1 clarifying the classification of derivative financial instruments as current or non-current. The Group had previously classified derivative financial instruments as current, they are now classified according to their maturity profile with no impact on total assets, total liabilities, results or cash flows. Comparative data has been restated.

The Group also adopted the following relevant amendments to standards with no material impact on its results, assets and liabilities, IAS 38 'Intangible assets' regarding the acceptability of the units of production amortisation method, IFRS 7 'Financial instruments — disclosure', including disclosure of the fair value measurement hierarchy and IFRS 2 'Share-based payment' regarding vesting conditions and cancellations.

Basis of consolidation

The statements incorporate the financial statements of the Company and its subsidiaries (together 'the Group') and the Group's share of the results and equity of its joint ventures.

Subsidiaries are entities over which, either directly or indirectly, the Company has control through the power to govern financial and operating policies so as to obtain benefit from their activities. Except as noted below, this power is accompanied by a shareholding of more than 50% of the voting rights. The results of subsidiaries acquired or sold during the year are included in the Group's results from the date of acquisition or up to the date of disposal. All business combinations are accounted for by the purchase method. Assets, liabilities and contingent liabilities acquired in a business combination are measured at fair value.

In a single case the Company indirectly owns 100% of the voting share capital of an entity but is precluded from exercising either control or joint control by a contractual agreement with the United States Department of Defense. In accordance with IAS 27 this entity has been excluded from the consolidation and treated as an investment. Further details are contained in note 15.

Notes to the Financial Statements

For the year ended 31 December 2009

1 Accounting policies and presentation *continued*

Intra-group balances, transactions, income and expenses are eliminated.

Non-controlling interests represent the portion of shareholders' earnings and equity attributable to third party shareholders.

Joint ventures

Joint ventures are entities in which the Group has a long term interest and exercises joint control with its partners over their financial and operating policies. In all cases voting rights are 50% or lower. Investments in joint ventures are accounted for by the equity method. The Group's share of equity includes goodwill arising on acquisition.

The Group's share of profits and losses resulting from transactions between the Group and joint ventures are eliminated.

Foreign currencies

Subsidiaries and joint ventures account in the currency of their primary economic environment of operation, determined having regard to the currency which mainly influences sales and input costs. Transactions are translated at exchange rates approximating to the rate ruling on the date of the transaction except in the case of material transactions where actual spot rate may be used if it more accurately reflects the underlying substance of the transaction. Where practicable, transactions involving foreign currencies are protected by forward contracts. Assets and liabilities in foreign currencies are translated at the exchange rates ruling at the balance sheet date.

Material foreign currency movements arising on the translation of intra-group balances treated as part of the net investment in a subsidiary are recognised through equity. Movements on other intra-group balances are recognised through the income statement.

The Group's presentational currency is sterling. On consolidation, results and cash flows of foreign subsidiaries and joint ventures are translated to sterling at average exchange rates except in the case of material transactions where the actual spot rate is used if it more accurately reflects the underlying substance of the transaction. Assets and liabilities are translated at the exchange rates ruling at the balance sheet date.

Profits and losses on the realisation of currency net investments include the accumulated net exchange differences that have arisen on the retranslation of the currency net investments since 1 January 2004 up to the date of realisation.

Presentation of the income statement

IFRS is not fully prescriptive as to the format of the income statement. Line items and subtotals have been presented on the face of the income statement in addition to those required under IFRS.

Sales shown in the income statement are those of continuing subsidiaries.

Operating profit is profit or loss before discontinued operations, taxation, finance costs and the share of post-tax profit of joint ventures accounted for using the equity method. In order to achieve consistency and comparability between reporting periods, operating profit is analysed to show separately the results of normal trading performance and individually significant charges and credits. Such items arise because of their size or nature and, in 2009, comprise:

- charges relating to the Group-wide restructuring programmes announced in 2004 and 2008;
- the impact of the annual goodwill impairment review;
- asset impairment and restructuring charges which arise from events which are significant to any reportable segment;
- amortisation of the fair value of non-operating intangible assets arising on business combinations;
- profits or losses on businesses sold or closed which do not meet the definition of discontinued operations or which the Group views as capital rather than revenue in nature; and
- changes in the fair value of derivative financial instruments between the opening and closing balance sheets and material currency translation movements arising on intra-group funding transactions.

The Group's post-tax share of joint venture profits is shown as a separate component of profit before tax. Material restructuring and impairment charges are separately identified.

Net finance costs are analysed to show separately interest payable, interest receivable and other net financing charges. Other net financing charges include the net of interest payable on post-employment obligations and the expected return on pension scheme assets and unwind of discounts on fair value amounts arising through business combinations.

1 Accounting policies and presentation *continued*

Revenue recognition

Sales

Revenue from the sale of goods is measured at the fair value of the consideration receivable which generally equates to the invoiced amount, excluding sales taxes and net of allowances for returns, early settlement discounts and rebates.

Invoices for goods are raised when the risks and rewards of ownership have passed which, dependent upon contractual terms, may be at the point of dispatch, acceptance by the customer or, in Aerospace, certification by the customer. Revenue from royalties and the rendering of services is not significant.

Certain businesses, principally those in Powder Metallurgy, recognise an element of revenue via a surcharge mechanism. The surcharge invoiced or credited is generally based on prior period movement in raw material price indices applied to current period deliveries. In those instances where recovery of such increases is guaranteed, irrespective of the level of future deliveries, revenue is recognised, or due allowance made, in the same period as the cost movement takes place.

Other income

Interest income is recognised using the effective interest method. Revenue from dividends is not significant.

Sales and other income is recognised in the income statement when it can be reliably measured and its collectability is reasonably assured.

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment charges.

Cost

Cost comprises the purchase price plus costs directly incurred in bringing the asset into use. Where freehold and long leasehold properties were carried at a valuation at 23 March 2000, these values have been retained as book values and therefore deemed cost at the date of the IFRS transition.

Where assets are in the course of construction at the balance sheet date they are classified as capital work in progress. Transfers are made to other asset categories when they are available for use.

Depreciation

Depreciation is not provided on freehold land or capital work in progress. In the case of all other categories of property, plant and equipment, depreciation is provided on a straight line basis over the course of the financial year from the date the asset is available for use.

Depreciation is applied to specific classes of asset so as to reduce them to their residual values over their estimated useful lives, which are reviewed annually.

The range of main rates of depreciation used are:

	Years
Freehold buildings	Up to 50
Steel powder production plant	18
General plant, machinery, fixtures and fittings	6 to 15
Computers	3 to 5
Commercial vehicles and cars	4 to 5

Property, plant and equipment is reviewed at least annually for indications of impairment. Impairments are charged to the income statement. Similarly, where property, plant and equipment has been impaired and subsequent reviews demonstrate the recoverable value is in excess of the impaired value an impairment reversal is recorded. The amount of the reversal cannot exceed the theoretical net book amount at the date of the reversal had the item not been impaired. Impairment reversals are credited to the income statement against the same line item to which the impairment was previously charged.

Costs attributable to leasehold properties are written off to profit by equal annual instalments over the period of the lease or 50 years, whichever is the shorter.

Notes to the Financial Statements

For the year ended 31 December 2009

1 Accounting policies and presentation *continued*

Leased assets

Operating lease rentals are charged to the income statement as incurred over the lease term. Finance leased assets are not significant.

Discontinued operations

The profit or loss on discontinued operations comprises the trading results up to the date of disposal or discontinuance and the profit or loss on the disposal or closure where businesses are sold or closed by the date on which the financial statements are approved. A discontinued operation is a business or businesses that have either been disposed of or closed or satisfies the criteria to be classified as held for sale and that represents either a material line of business within the Group or within one of its reported segments or a primary geographical area of operation. Where businesses fall to be treated as discontinued in the current year the comparative data is reclassified to reflect those businesses as discontinued.

Borrowing costs

Borrowing costs are capitalised as cost on qualifying tangible and intangible fixed asset expenditure. A qualifying asset is an asset or programme where the period of capitalisation is more than 12 months and the capital value is more than £10 million. For general borrowings the capitalisation rate is the weighted average of the borrowing costs outstanding during the period. For specific funding the amount capitalised is the actual funding cost incurred less any investment income on the temporary investment of those funds.

Financial assets and liabilities

Borrowings are measured initially at fair value which usually equates to proceeds received and includes transaction costs. Borrowings are subsequently measured at amortised cost.

Cash and cash equivalents comprise cash on hand and demand deposits and overdrafts together with highly liquid investments of less than 90 days maturity. Other financial assets comprise investments with more than 90 days until maturity. Unless an enforceable right of set-off exists and there is an intention to net settle, the components of cash and cash equivalents are reflected on a gross basis in the balance sheet.

The carrying value of other financial assets and liabilities, including short term receivables and payables, are stated at amortised cost less any impairment provision unless the impact of the time value of money is considered to be material.

Derivative financial instruments

The Group does not trade in derivative financial instruments. Derivative financial instruments including forward foreign currency contracts are used by the Group to manage its exposure to (i) risk associated with the variability in cash flows in relation to both recognised assets or liabilities or forecast transactions and (ii) changes in the value of the Group's net investment in overseas operations. All derivative financial instruments are measured at the balance sheet date at their fair value.

Where derivative financial instruments are not designated as or not determined to be effective hedges, any gain or loss on remeasurement is taken to the income statement. Where derivative financial instruments are designated as and are effective as cash flow hedges, any gain or loss on remeasurement is held in equity and recycled through the income statement when the designated item is transacted.

Remeasurement gains and losses on derivative financial instruments held as net investment hedges are recognised in equity via the statement of comprehensive income to the extent it is effective until the instrument and the underlying hedged investment are sold, when the profit or loss arising is recognised in the income statement.

Gains or losses on derivative financial instruments no longer designated as effective hedges are taken directly to the income statement.

Derivatives embedded in non-derivative host contracts are recognised at their fair value when the nature, characteristics and risks of the derivative are not closely related to the host contract. Gains and losses arising on the remeasurement of these embedded derivatives at each balance sheet date are taken to the income statement.

Goodwill

Goodwill consists of the excess of the fair value of the consideration over the fair value of the identifiable intangible and tangible assets net of the fair value of the liabilities including contingencies of businesses acquired at the date of acquisition.

Goodwill in respect of business combinations of subsidiaries is recognised as an intangible asset. Goodwill arising on the acquisition of a joint venture is included in the carrying value of the investment.

1 Accounting policies and presentation *continued*

Where negative goodwill arises, following reassessment of fair values, it is credited to the income statement in the period in which the acquisition is made.

Goodwill is not amortised but tested at least annually for impairment. Impairments are charged to the income statement. Goodwill is carried at cost less any recognised impairment losses that arise from the annual assessment of its carrying value. To the extent that the carrying value exceeds the recoverable amount, determined as the higher of estimated discounted future net cash flows or recoverable amount on a fair value less cost to sell basis, goodwill is written down to the recoverable amount and an impairment charge is recognised in the income statement.

Other intangible assets

Other intangible assets are stated at cost less accumulated amortisation and impairment charges.

Computer software

Where computer software is not integral to an item of property, plant or equipment its costs are capitalised and categorised as intangible assets. Cost comprises the purchase price plus costs directly incurred in bringing the asset into use. Amortisation is provided on a straight line basis over its economic useful life which is in the range of three to five years.

Development costs

Where development expenditure results in a new or substantially improved product or process and it is probable that this expenditure will be recovered it is capitalised. Amortisation is charged from the date the asset is available for use. In Aerospace, amortisation is charged over the asset's life up to maximum of fifteen years either on a straight line basis or, where sufficient contractual terms exist, a unit of production method is applied. In Automotive, amortisation is charged on a straight line basis over the asset's life up to a maximum of seven years.

Capitalised development costs are subject to annual impairment reviews. Impairments are charged to the income statement.

Research expenditure is written off as incurred.

Assets acquired on business combinations — non-operating intangible assets

Non-operating intangible assets are intangible assets that are acquired as a result of a business combination, which arise from contractual or other legal rights and are not transferable or separable. On initial recognition they are measured at fair value. Amortisation is charged on a straight line basis to the income statement over their expected useful lives which are:

		Years
Marketing related assets	— brands and trademarks	30–50
	— agreements not to compete	Life of agreement
Customer related assets	— order backlog	Length of backlog
	— other customer relationships	2–15
Technology based assets		5–10

Inventories

Inventories are valued at the lower of cost and estimated net realisable value with due allowance being made for obsolete or slow-moving items. Cost is determined on a first in, first out or weighted average cost basis. Cost includes raw materials, direct labour, other direct costs and the relevant proportion of works overheads assuming normal levels of activity. Net realisable value is the estimated selling price less estimated selling costs and costs to complete.

Taxation

Current tax and deferred tax are recognised in the income statement unless they relate to items recognised directly in equity when the related tax is also recognised in equity.

Full provision is made for deferred tax on all temporary differences resulting from the difference between the carrying value of an asset or liability in the statements and its tax base. The amount of deferred tax reflects the expected manner of realisation or settlement of the carrying amount of the assets and liabilities using tax rates enacted or substantively enacted at the balance sheet date.

Deferred tax assets are reviewed at each balance sheet date and are only recognised to the extent that it is probable that they will be recovered against future taxable profits.

Notes to the Financial Statements

For the year ended 31 December 2009

1 Accounting policies and presentation *continued*

Deferred tax is recognised on the unremitted profits of joint ventures. No deferred tax is recognised on the unremitted profits of overseas branches and subsidiaries except to the extent that it is probable that such earnings will be remitted to the parent in the foreseeable future.

Pensions and post-employment benefits

The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world. In the UK and in certain overseas companies pension arrangements are made through externally funded defined benefit schemes, the contributions to which are based on the advice of independent actuaries or in accordance with the rules of the schemes. In other overseas companies funds are retained within the business to provide for retirement obligations.

The Group also operates a number of defined contribution and defined benefit arrangements which provide certain employees with defined post-employment healthcare benefits.

The Group accounts for all post-employment defined benefit schemes through full recognition of the schemes' surpluses or deficits on the balance sheet at the end of each year. Actuarial gains and losses are included in the statement of comprehensive income. Current and past service costs, curtailments and settlements are recognised within operating profit. Returns on scheme assets and interest on obligations are recognised as a component of other net financing charges.

For defined contribution arrangements the cost charged to the income statement represents the Group's contributions to the relevant schemes in the period in which they fall due.

Government refundable advances

Government refundable advances are reported in Trade and other payables in the balance sheet. Refundable advances include amounts lent by Government, accrued interest and directly attributable costs. Refundable advances are provided to the Group to part-finance expenditures on specific development programmes. The advances are provided on a risk sharing basis, i.e. repayment levels are determined subject to the success of the related programme. Interest is calculated using the effective interest rate method.

Share-based payments

Share options granted to employees and share-based arrangements put in place since 7 November 2002 are valued at the date of grant or award using an appropriate option pricing model and are charged to operating profit over the performance or vesting period of the scheme. The annual charge is modified to take account of shares forfeited by employees who leave during the performance or vesting period and, in the case of non-market related performance conditions, where it becomes unlikely the option will vest.

Standards, revisions and amendments to standards and interpretations issued but not yet adopted

The Group does not intend to adopt any standard, revision or amendment before the required implementation date. The following standards and amendments are likely to impact the reporting of the Group's results, assets and liabilities.

IFRS 3 (Revised) 'Business combinations' (effective for annual periods beginning after 1 July 2009). This standard is to be applied on a prospective basis and will change the recognition of goodwill, acquisition costs and contingent consideration.

The Group is assessing the impact of the following revisions and amendments to standards and interpretations.

IFRS 2 (Amendment) regarding classification of Group arrangements.
IAS 32 (Amendment) regarding presentation on classification of rights issues.
IFRIC 18 'Transfer of assets from customers'.
IFRIC 19 'Extinguishing financial liabilities with equity instruments'.
IAS 24 (Amendment) regarding related party transactions.
IAS 39 (Amendment) regarding eligible hedged items.
IFRS 9 'Financial instruments'.
IAS 27 (Revised) regarding transactions with non-controlling interests.
IAS 38 (Amendment) regarding measurement of intangible assets acquired in business combinations.
IFRS 5 (Amendment) including disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations.
IAS 1 (Amendment) regarding settlement of a liability by the issue of equity.
IFRIC 17 'Distribution of non-cash assets to owners'.

1 Accounting policies and presentation *continued*

Significant judgements, key assumptions and estimates

The Group's significant accounting policies are set out above. The preparation of financial statements, in conformity with IFRS, requires the use of estimates, subjective judgement and assumptions that may affect the amounts of assets and liabilities at the balance sheet date and reported profit and earnings for the year. The Directors base these estimates, judgements and assumptions on a combination of past experience, professional expert advice and other evidence that is relevant to the particular circumstance.

The accounting policies where the Directors consider the more complex estimates, judgements and assumptions have to be made are those in respect of acquired non-operating intangible assets — business combinations (note 24), post-employment obligations (note 26), derivative and other financial instruments (notes 3e and 21), taxation (note 5) and impairment of non-current assets (note 12). The details of the principal estimates, judgements and assumptions made are set out in the related notes as identified.

2 Segmental analysis

The Group's reportable segments have been determined based on reports reviewed by the Executive Committee led by the Chief Executive. The operating activities of the Group are structured according to the markets served: automotive, aerospace and off-highway. Automotive is managed according to product groups: driveline, structural and other components and powder metallurgy. Reportable segments derive their sales from the manufacture of products. Revenue from services, inter segment trading and royalties is not significant.

(a) Sales

	Automotive					
	Driveline £m	Other Automotive £m	Powder Metallurgy £m	Aerospace £m	OffHighway £m	Total £m
2009						
Subsidiaries	**1,817**	**52**	**512**	**1,486**	**356**	**4,223**
Joint ventures	**175**	**65**	**—**	**—**	**5**	**245**
Management sales	**1,992**	**117**	**512**	**1,486**	**361**	**4,468**
2008						
Subsidiaries	2,123	84	618	1,002	549	4,376
Joint ventures	145	92	—	—	4	241
Management sales	2,268	176	618	1,002	553	4,617

Notes to the Financial Statements

For the year ended 31 December 2009

2 Segmental analysis *continued*

(b) Trading profit

	Automotive					
	Driveline £m	Other Automotive £m	Powder Metallurgy £m	Aerospace £m	OffHighway £m	Total £m
2009						
EBITDA	**102**	**1**	**24**	**217**	**3**	
Depreciation and impairment of property, plant and equipment	**(108)**	**(2)**	**(30)**	**(41)**	**(14)**	
Amortisation of operating intangible assets	**(3)**	**—**	**(1)**	**(6)**	**(1)**	
Trading profit/(loss) — subsidiaries	**(9)**	**(1)**	**(7)**	**170**	**(12)**	**141**
Trading profit/(loss) — joint ventures	**25**	**(1)**	**—**	**(1)**	**—**	**23**
Management trading profit/(loss)	**16**	**(2)**	**(7)**	**169**	**(12)**	**164**
Corporate costs						**(12)**
Management trading profit including corporate costs						**152**
Less: joint venture trading profit						**(23)**
Income statement — Trading profit						**129**
2008						
EBITDA	168	—	31	136	53	
Depreciation and impairment of property, plant and equipment	(92)	(4)	(32)	(25)	(12)	
Amortisation of operating intangible assets	(3)	—	(1)	(5)	(1)	
Trading profit/(loss) — subsidiaries	73	(4)	(2)	106	40	213
Trading profit/(loss) — joint ventures	15	6	—	(1)	—	20
Management trading profit/(loss)	88	2	(2)	105	40	233
Corporate costs						(12)
Management trading profit including corporate costs						221
Less: joint venture trading profit						(20)
Income statement — Trading profit						201

No income statement items between trading profit and profit before tax are allocated to management trading profit, which is the Group's segmental measure of profit or loss.

Trading profit in 2009 includes a £5 million surplus on realisation of Aerospace fixed assets. As a result of changed customer contract requirements trading profit included a £3 million credit (2008 – £5 million credit) from the release of unutilised provisions established on acquisition in an Aerospace business. Credits included within trading profit in respect of changes to US retiree benefit arrangements, net of expenses, arose as follows: Driveline £3 million (2008 – £8 million); Powder Metallurgy £1 million (2008 – £3 million); Aerospace £5 million (2008 – nil); and Corporate £1 million (2008 – nil). In 2008 trading profit included a £3 million charge in respect of abortive acquisition costs in Driveline.

EBITDA is subsidiary trading profit before depreciation, impairment and amortisation charges included in trading profit.

Restructuring and impairment disclosures, including segmental analysis, are included in note 3(b).

2 Segmental analysis *continued*

(c) Goodwill, fixed assets and working capital — subsidiaries only

	Automotive					
	Driveline £m	Other Automotive £m	Powder Metallurgy £m	Aerospace £m	OffHighway £m	Total £m
2009						
Property, plant and equipment and operating intangible fixed assets	**876**	**27**	**313**	**374**	**110**	**1,700**
Working capital	**82**	**5**	**65**	**80**	**31**	**263**
Net operating assets	**958**	**32**	**378**	**454**	**141**	**1,963**
Goodwill and non-operating intangible fixed assets	**78**	**–**	**28**	**294**	**56**	**456**
Net investment	**1,036**	**32**	**406**	**748**	**197**	**2,419**
2008						
Property, plant and equipment and operating intangible fixed assets	994	30	366	357	131	1,878
Working capital	133	4	73	116	46	372
Net operating assets	1,127	34	439	473	177	2,250
Goodwill and non-operating intangible fixed assets	79	–	32	250	72	433
Net investment	1,206	34	471	723	249	2,683

(d) Fixed asset additions, joint venture investments and other non-cash items

	Automotive						
	Driveline £m	Other Automotive £m	Powder Metallurgy £m	Aerospace £m	OffHighway £m	Corporate £m	Total £m
2009							
Fixed asset additions and capitalised borrowing costs							
— property, plant and equipment	**62**	**–**	**9**	**45**	**6**	**–**	**122**
— intangible assets	**1**	**–**	**–**	**14**	**–**	**–**	**15**
Joint ventures	**86**	**24**	**–**	**–**	**2**	**–**	**112**
Other non-cash items — share-based payment	**1**	**–**	**–**	**–**	**–**	**1**	**2**
2008							
Fixed asset additions							
— property, plant and equipment	108	1	33	31	18	1	192
— intangible assets	3	–	–	9	1	–	13
Joint ventures	90	27	–	–	2	–	119
Other non-cash items — share-based payment	1	–	–	–	–	1	2

Notes to the Financial Statements

For the year ended 31 December 2009

2 Segmental analysis *continued*

(e) Country analysis

	United Kingdom £m	USA £m	Germany £m	Other countries £m	Total Non-UK £m	Total £m
2009						
Management sales by origin	**794**	**1,327**	**729**	**1,618**	**3,674**	**4,468**
Goodwill, other intangible assets, property, plant and equipment and investments in joint ventures	**318**	**677**	**330**	**948**	**1,955**	**2,273**
2008						
Management sales by origin	546	1,338	880	1,853	4,071	4,617
Goodwill, other intangible assets, property, plant and equipment and investments in joint ventures	185	799	394	1,058	2,251	2,436

(f) Other sales information

Subsidiary segmental sales gross of inter segment sales are: Driveline £1,829 million (2008 – £2,143 million); Other Automotive £52 million (2008 – £84 million); Powder Metallurgy £515 million (2008 – £621 million); Aerospace £1,486 million (2008 – £1,002 million); and OffHighway £366 million (2008 – £558 million).

In 2009 and 2008, no customer accounted for 10% or more of subsidiary sales or management sales.

Management sales by product are: Driveline — driveshafts 75% (2008 – 73%), propshafts 6% (2008 – 7%), torque management products 11% (2008 – 13%) and other goods 8% (2008 – 7%). Other Automotive — structural components and chassis 49% (2008 – 53%), engine cylinder liners 12% (2008 – 10%) and substrates for catalytic converters 39% (2008 – 37%). Powder Metallurgy — sintered components 85% (2008 – 85%) and metal powders 15% (2008 – 15%). Aerospace — aerostructures 65% (2008 – 52%), engine components and sub-systems 27% (2008 – 36%) and special products 8% (2008 – 12%). OffHighway — driveline products 38% (2008 – 34%), wheels 35% (2008 – 43%) and aftermarket 27% (2008 – 23%).

(g) Reconciliation of segmental property, plant and equipment and operating intangible fixed assets to the Balance Sheet

	2009 £m	2008 £m
Segmental analysis — Property, plant and equipment and operating intangible fixed assets	**1,700**	1,878
Segmental analysis — Goodwill and non-operating intangible fixed assets	**456**	433
Goodwill	**(338)**	(367)
Corporate assets	**5**	6
Balance Sheet — Property, plant and equipment and other intangible fixed assets	**1,823**	1,950

(h) Reconciliation of segmental working capital to the Balance Sheet

	2009 £m	2008 £m
Segmental analysis — Working capital	**263**	372
Joint venture loan facility	**1**	—
Accrued interest (net)	**(24)**	(28)
Restructuring provisions	**(59)**	(30)
Deferred and contingent consideration	**(32)**	—
Government refundable advances	**(28)**	—
Other investments and loan to GKN Aerospace Services Structures Corp.	**12**	—
Proceeds receivable from sale of joint venture	**1**	—
Corporate items	**(44)**	(41)
Balance Sheet — Inventories, Trade and other receivables, Trade and other payables and Provisions	**90**	273

3 Operating profit

The analysis of the components of operating profit is shown below:

(a) Trading profit

	2009 £m	2008 £m
Sales by subsidiaries	**4,223**	4,376
Operating costs and other income		
Change in stocks of finished goods and work in progress	**(82)**	18
Raw materials and consumables	**(1,756)**	(1,737)
Staff costs (note 10)	**(1,224)**	(1,232)
Reorganisation costs (i):		
Redundancy and other amounts	**(3)**	(5)
Impairment of plant and equipment	**—**	(1)
Depreciation of property, plant and equipment (ii)	**(193)**	(165)
Impairment of plant and equipment	**(2)**	—
Amortisation of intangible assets	**(11)**	(10)
Operating lease rentals payable:		
Plant and equipment	**(13)**	(12)
Property	**(29)**	(23)
Impairment of trade receivables	**(4)**	(6)
Amortisation of government grants	**1**	2
Net exchange differences on foreign currency transactions	**7**	3
Other costs	**(785)**	(1,007)
	(4,094)	(4,175)
Trading profit	**129**	201

(i) Reorganisation costs shown above reflect ongoing actions in the ordinary course of business to reduce costs, improve productivity and rationalise facilities in continuing operations.

(ii) Including depreciation charged on assets held under finance leases of £1 million (2008 – £1 million).

(iii) Research and development expenditure in subsidiaries was £83 million (2008 – £90 million).

Notes to the Financial Statements

For the year ended 31 December 2009

3 Operating profit *continued*

(iv) **Auditors' remuneration**

The analysis of auditors' remuneration is as follows:

	2009 £m	2008 £m
Fees payable to PricewaterhouseCoopers LLP for the Company's annual financial statements	**(0.7)**	(0.7)
Fees payable to PricewaterhouseCoopers LLP and their associates for other services to the Group		
— Audit of the Company's subsidiaries pursuant to legislation	**(3.2)**	(3.1)
Total audit fees	**(3.9)**	(3.8)
— Other services pursuant to legislation — rights issue	**(1.1)**	–
— other	**(0.1)**	(0.1)
— Tax services	**(0.6)**	(0.6)
— Corporate finance transaction services	**–**	–
— Other services	**(0.1)**	(0.1)
Total non-audit fees	**(1.9)**	(0.8)
Fees payable to PricewaterhouseCoopers LLP and their associates in respect of associated pension schemes		
— Audit	**–**	–
— Other services	**–**	–
	–	–
Total fees payable to PricewaterhouseCoopers LLP and their associates	**(5.8)**	(4.6)

All fees payable to PricewaterhouseCoopers LLP, the Company's auditors, include amounts in respect of expenses. All fees payable to PricewaterhouseCoopers LLP have been charged to the income statement except for those in relation to associated pension schemes, which are borne by the respective schemes, those in respect of the rights issue, which were charged to share premium, and fees which relate to directly attributable expenses on business combinations which have been capitalised.

(b) Restructuring and impairment charges

	2009			2008		
	Subsidiaries £m	Joint ventures £m	Total £m	Subsidiaries £m	Joint ventures £m	Total £m
Restructuring programmes						
2008 programme	**(144)**	**3**	**(141)**	(149)	(10)	(159)
2004 programme	**–**	**–**	**–**	(4)	–	(4)
	(144)	**3**	**(141)**	(153)	(10)	(163)

The Group's 2004 restructuring programme concluded in the first half of 2008. The 2004 programme charges in 2008 related to Driveline. In response to the severe economic downturn in our automotive markets and in anticipation of activity reductions in both off-highway and aerospace markets, the Group commenced further restructuring in the final quarter of 2008.

The 2008 programme restructuring actions comprise facility and operation closures, permanent headcount reductions achieved through redundancy programmes and the structured use of short-time working arrangements, available through national or state legislation, by European, Japanese and North American subsidiaries. Where short-time working is utilised as the restructuring response to the severe economic and activity downturn it is the most cost-effective option available at that time. Employees subject to short-time working arrangements are not engaged in any activity (productive or non-productive) for or on behalf of the Group. Short-time working charges represent the labour and associated costs borne by the Group in respect of these employees for the period of short-time work.

3 Operating profit *continued*

2008 Restructuring programme

	2009 £m	2008 £m
Goodwill impairment	**(7)**	–
Tangible fixed asset impairments/reversals	**(2)**	(125)
Other asset write-downs	**(3)**	(4)
Impairments	**(12)**	(129)
Short-time working costs	**(24)**	(2)
Redundancy and post-employment costs	**(86)**	(14)
Other reorganisation costs	**(22)**	(4)
Redundancy and other costs	**(132)**	(20)
Subsidiaries	**(144)**	(149)
Impairment reversal/impairment of joint ventures	**3**	(10)
Subsidiaries and joint ventures	**(141)**	(159)

2008 Restructuring programme — analysis by segment

	2009				2008			
	Impairments £m	Short-time working £m	Redundancy and other costs £m	Total £m	Impairments £m	Short-time working £m	Redundancy and other costs £m	Total £m
Driveline	**1**	**(19)**	**(63)**	**(81)**	(25)	(1)	(7)	(33)
Other Automotive	**–**	**–**	**(4)**	**(4)**	(11)	–	(2)	(13)
Powder Metallurgy	**–**	**(4)**	**(16)**	**(20)**	(100)	(1)	(5)	(106)
Aerospace	**(1)**	**–**	**(9)**	**(10)**	(3)	–	–	(3)
OffHighway	**(9)**	**(1)**	**(16)**	**(26)**	–	–	(3)	(3)
Corporate	**–**	**–**	**–**	**–**	–	–	(1)	(1)
	(9)	**(24)**	**(108)**	**(141)**	(139)	(2)	(18)	(159)
Subsidiaries	**(12)**	**(24)**	**(108)**	**(144)**	(129)	(2)	(18)	(149)
Joint ventures	**3**	**–**	**–**	**3**	(10)	–	–	(10)

In Driveline, the closures of two facilities were announced in 2009 as part of the UK rationalisation programme with associated redundancy, pension and reorganisation charges of £6 million being made. Fixed asset impairments relating to this programme were charged in 2008 with subsequent utilisation of some of these assets resulting in partial reversal in 2009. In Japan, one facility closure was announced in 2009 as part of a facility rationalisation review, with activity transferred to another Japanese operation. Impairments and reorganisation costs of £5 million were charged. Elsewhere, headcount reductions have been progressing mainly in Germany, Spain, France and Australia. Short-time working costs relate mainly to European and Japanese operations. Closure of one joint venture facility was concluded in the year with another joint venture sold. The Group's investments in these joint ventures were written off in 2008. The sale of the latter joint venture enabled a partial reversal of the prior year impairment charge to its net realisable value.

In Other Automotive, actions continue relating to the ongoing rationalisation of a UK facility with charges incurred relating to redundancy and pension costs.

In Powder Metallurgy, the closures of two facilities were announced in the year which, combined with the completion of the closure previously announced in 2008, resulted in a £6 million redundancy and reorganisation charge. Redundancy costs of £8 million were also charged in relation to ongoing fixed cost reduction programmes across North American and European operations. Short-time working costs relate mainly to European operations.

In OffHighway, actions have been initiated in the period to concentrate/exit production for certain product categories in certain regions and concentrate activities on one area of operation. As a consequence the closures of five facilities and rationalisation of a sixth have been commenced with an associated cost of £5 million and impairments of £9 million. Redundancy charges of £11 million were also made in respect of capacity and fixed cost reductions.

Notes to the Financial Statements

For the year ended 31 December 2009

3 Operating profit *continued*

In Aerospace, the closures of two facilities were announced, one in the UK and one in North America, with a £2 million charge made in respect of redundancies, product transfer costs and asset impairments. A further £8 million redundancy charge was made for rationalisation actions at other facilities.

Restructuring cash outflow in respect of 2008, 2004 and earlier periods' restructuring plans amounted to £99 million (2008 – £28 million).

(c) Amortisation of non-operating intangible assets arising on business combinations

	2009 £m	2008 £m
Marketing related	**(1)**	–
Customer related	**(20)**	(7)
Technology based	**(3)**	(3)
	(24)	(10)

(d) Profits and losses on sale or closures of businesses

	2009 £m	2008 £m
Profit on sale of joint venture	**2**	–

On 10 October 2009 the sale of the Group's 50% share in Jilin GKN Norinco Drive Shaft Company Ltd to the Group's joint venture partner was completed. The Group's equity interest in Jilin was fully provided against in 2008 as a joint venture restructuring charge. This provision was partially reversed in 2009 to reflect the realisable value. The 2009 impairment reversal is shown as a restructuring credit. The profit above represents the recycling of cumulative translation adjustments.

(e) Change in value of derivative and other financial instruments

	2009 £m	2008 £m
Forward currency contracts (not hedge accounted)	**106**	(175)
Embedded derivatives	**(29)**	43
Commodity contracts (not hedge accounted)	**2**	(1)
	79	(133)
Net gains and losses on intra-group funding		
Arising in year	**5**	9
Reclassified in year	**(8)**	–
	(3)	9
	76	(124)

IAS 39 requires derivative financial instruments to be valued at the balance sheet date and any difference between that value and the intrinsic value of the instrument to be reflected in the balance sheet as an asset or liability. Any subsequent change in value is reflected in the income statement unless hedge accounting is achieved. Such movements do not affect cash flow or the economic substance of the underlying transaction. In 2009 and 2008 the Group used transactional hedge accounting in a limited number of instances.

4 Net financing costs

	2009 £m	2008 £m
Interest payable and fee expense		
Short term bank, other borrowings and government refundable advances	**(13)**	(11)
Loans repayable within five years	**(24)**	(29)
Loans repayable after five years	**(24)**	(26)
Bond buy-back premium	**(7)**	–
Borrowing costs capitalised	**1**	–
Finance leases	**–**	–
	(67)	(66)
Interest receivable		
Short term investments, loans and deposits	**3**	7
Net investment hedges	**–**	9
AgustaWestland escrow receipt (note 6)	**–**	3
	3	19
Net interest payable and receivable	**(64)**	(47)
Other net financing charges		
Expected return on scheme assets	**121**	163
Interest on post-employment obligations	**(170)**	(166)
Post-employment finance charges	**(49)**	(3)
Unwind of discounts	**(1)**	–
	(50)	(3)
	(114)	(50)

The capitalisation rate on specific funding was 6.4% and on general borrowings was 6.1%.

Notes to the Financial Statements

For the year ended 31 December 2009

5 Taxation

(a) Tax expense

Analysis of charge in year	2009 £m	2008 £m
Current tax (charge)/credit		
Current year charge	**(31)**	(33)
Utilisation of previously unrecognised tax losses and other assets	**1**	44
Adjustments in respect of prior years	**5**	(1)
Net movement on provisions for uncertain tax positions	**25**	–
	–	10
Deferred tax (charge)/credit		
Origination and reversal of temporary differences (excluding post-employment obligations)	**54**	69
Tax in respect of post-employment obligations	**1**	5
Current year tax on change in value of derivative financial instruments	**(3)**	2
Other changes in unrecognised deferred tax assets	**(42)**	(80)
Changes in tax rates	**2**	2
Adjustments in respect of prior years	**3**	2
	15	–
Total tax credit for the year	**15**	10

Tax in respect of restructuring, impairments, derivative and other financial instruments and other net financing charges		
Current tax credit	**–**	6
Deferred tax credit	**26**	5
	26	11

Current tax on foreign currency gains and losses on intra-group funding		
Current tax (charge)/credit	**(6)**	29

The Group is required to estimate the income tax due in each of the jurisdictions in which it operates. This requires an estimation of the current tax liability together with an assessment of the temporary differences which arise as a consequence of differing accounting and tax treatments. These temporary differences result in deferred tax assets or liabilities which are measured using substantively enacted tax rates expected to apply when the temporary differences reverse. Recognition of deferred tax assets, and hence credits to the income statement, is based on forecast future taxable income and therefore involves judgement regarding the future financial performance of particular legal entities or tax groups in which the deferred tax assets are recognised.

The Group is subject to many different tax jurisdictions and tax rules as a consequence of its geographic spread. It is therefore subject to tax audits which, by their nature, are often complex and can require several years to conclude. The total accrual for income tax in any period is therefore based on management judgement, interpretation of country specific tax law and the likelihood of challenge of uncertain tax positions and subsequent settlement. Tax benefits are not recognised unless it is probable that the tax positions are sustainable. As amounts set aside in any period could differ from actual tax liabilities, adjustments may be required in subsequent periods which may have a material impact on the Group's income statement and/or cash tax payments. Payments in respect of tax liabilities for an accounting period comprise payments on account and payments on the final resolution of open items with tax authorities and, as a result, there can be substantial differences between the charge in the income statement and cash tax payments. Interest on provisions for uncertain tax positions is, where relevant, provided for in the tax charge.

Details of the effective tax rate for the Group and the underlying events and transactions affecting this are given on page 24.

5 Taxation *continued*

Tax reconciliation	2009 £m	2009 %	2008 £m	2008 %
Profit/(loss) before tax	**(54)**		(130)	
Less share of post-tax earnings of joint ventures	**(21)**		(6)	
Profit/(loss) before tax excluding joint ventures	**(75)**		(136)	
Tax (charge)/credit calculated at 28% (2008 – 28.5%) standard UK corporate tax rate	**21**	**28**	39	29
Differences between UK and overseas corporate tax rates	**2**	**3**	10	7
Non-deductible and non-taxable items	**(3)**	**(4)**	(11)	(8)
Utilisation of previously unrecognised tax losses and other assets	**1**	**1**	44	32
Other changes in unrecognised deferred tax assets	**(42)**	**(56)**	(80)	(59)
Changes in tax rates	**2**	**3**	2	1
Deferred tax credit/(charge) in respect of post-employment obligations	**1**	**1**	5	4
Current year tax (charge)/credit on ordinary activities	**(18)**	**(24)**	9	6
Net movement on provision for uncertain tax positions	**25**	**33**	—	—
Other adjustments in respect of prior years	**8**	**11**	1	1
Total tax (charge)/credit for the year	**15**	**20**	10	7

(b) Tax in equity

Tax on items included in equity credit/(charge)	2009 £m	2008 £m
Deferred tax on post-employment obligations	**14**	—
Deferred tax on non-qualifying assets	**(1)**	3
Deferred tax on foreign currency gains and losses on intra-group funding	**(2)**	3
Current tax on foreign currency gains and losses on intra-group funding	**6**	(29)
	17	(23)

(c) Current tax

	2009 £m	2008 £m
Assets	**13**	17
Liabilities	**(79)**	(115)
	(66)	(98)

(d) Recognised deferred tax

Deferred tax is calculated in full on temporary differences under the liability method.

	2009 £m	2008 £m
Deferred tax assets	**71**	52
Deferred tax liabilities	**(57)**	(63)
	14	(11)

Notes to the Financial Statements

For the year ended 31 December 2009

5 Taxation *continued*

The movements in deferred tax assets and liabilities (prior to the offsetting of balances within the same jurisdiction as permitted by IAS 12) during the period are shown below:

	Assets			Liabilities		Total
	Pensions £m	Tax losses £m	Other £m	Fixed assets £m	Other £m	£m
At 1 January 2009	**44**	**27**	**87**	**(166)**	**(3)**	**(11)**
Other movements	**32**	**—**	**(32)**	**—**	**—**	**—**
Included in the income statement	**(9)**	**19**	**(5)**	**10**	**—**	**15**
Included in equity	**14**	**—**	**—**	**(1)**	**(2)**	**11**
Subsidiaries acquired	**1**	**—**	**—**	**—**	**—**	**1**
Currency variations	**(8)**	**(1)**	**(4)**	**12**	**(1)**	**(2)**
At 31 December 2009	**74**	**45**	**46**	**(145)**	**(6)**	**14**
At 1 January 2008	21	47	69	(140)	(16)	(19)
Included in the income statement	5	(29)	(19)	34	9	—
Included in equity	—	—	—	3	3	6
Other movements	11	(11)	—	—	—	—
Currency variations	7	20	37	(63)	1	2
At 31 December 2008	44	27	87	(166)	(3)	(11)

Deferred tax assets totalling £41 million (2008 – £14 million) have been recognised relating to territories where tax losses have been incurred in the year. It is anticipated that future profitability arising from restructuring and other actions will result in their realisation.

(e) Unrecognised deferred tax assets

Deferred tax assets have not been recognised in relation to certain taxable losses and other temporary differences on the basis that their future economic benefit is uncertain. The gross and tax values of these unrecognised assets together with any expiry dates where relevant are shown below. The tax value of the assets has been calculated using tax rates enacted or substantively enacted at the balance sheet date.

	2009			2008		
	Tax value £m	**Gross £m**	**Expiry period**	Tax value £m	Gross £m	Expiry period
Tax losses — with expiry: national	**293**	**846**	**2010–2029**	300	867	2009–2028
Tax losses — with expiry: local	**41**	**491**	**2010–2029**	44	532	2009–2028
Tax losses — without expiry	**105**	**349**		66	202	
Other temporary differences	**192**	**660**		71	215	
Unrecognised deferred tax assets	**631**	**2,346**		481	1,816	

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries except where the distribution of such profits is planned. If the earnings were remitted in full tax of £19 million (2008 – £28 million) would be payable.

5 Taxation *continued*

(f) Franked Investment Income — Litigation

In September 2003 GKN filed a claim in the High Court of England and Wales ('the High Court') in respect of various Advance Corporation Tax payments made and Corporate Tax paid on certain foreign dividend receipts which, in its view, were levied by HMRC in breach of GKN's EU community law rights. GKN joined a Group Litigation Order ('GLO') with several other claimants and a test case was selected from the members of the GLO to proceed to trial on a representative basis.

At the commencement of that trial in June 2004 the High Court referred the test case to the European Court of Justice ('ECJ') for guidance on the issues raised. In December 2006 the ECJ issued its guidance to the High Court and the test case returned to the High Court for the full trial in July 2008. The High Court issued its judgment on 27 November 2008.

Both parties appealed to the Court of Appeal which heard their pleadings in October 2009 and issued its judgment on 23 February 2010. The Court's judgment has referred many issues back to the ECJ for clarification but more importantly has held that claims are restricted to six years from the date the disputed tax was paid. The effect of this, if ultimately upheld, is to deny the vast majority of claims in the GLO. Given the importance of the matters at issue, it is expected that appeals will ultimately be taken to the new Supreme Court and that this process may take several more years to conclude. GKN had successfully claimed and received in June 2009 an interim payment on account in the High Court of £4 million which is primarily interest attributable to the claim. This interim payment is potentially refundable to HMRC as a result of the Court of Appeal judgment and has not, therefore, been recognised in the income statement in the year.

The complexity of the case and uncertainty over the issues raised mean that it is not possible to predict with any reasonable degree of certainty what the final outcome could be. The range of possible outcomes is so wide that it is potentially misleading to quote any estimates of the possible recoveries at this stage. As a result no contingent asset has been recognised and disclosed in these financial statements.

6 Discontinued operations

In August 2008, the Group reached agreement with Finmeccanica regarding the £35 million deferred consideration placed into escrow in November 2004, the date of disposal of the Group's 50% share of AgustaWestland. Under the agreement the £35 million, together with accrued interest, was shared equally. As a result, £21 million was received, of which £3 million was recognised as interest and £18 million recognised as profit on sale of discontinued operations. Tax of £5 million was charged against the profit on sale. In 2009, the prior year tax charge was reversed following agreement of the non-taxable nature of the item with the fiscal authority.

Notes to the Financial Statements
For the year ended 31 December 2009

7 Earnings per share

	2009			2008		
	Earnings £m	Weighted average number of shares m	Earnings per share pence	Earnings £m	Weighted average number of shares (restated) m	Earnings per share (restated) pence
Continuing operations						
Basic eps	**(41)**	**1,271.7**	**(3.2)**	(122)	1,044.2	(11.7)
Dilutive securities	**—**	**—**	**—**	—	1.7	—
Diluted eps	**(41)**	**1,271.7**	**(3.2)**	(122)	1,045.9	(11.7)

Total basic and total diluted eps are (2.8)p (2008 restated – total basic and total diluted (10.4)p). Discontinued basic and discontinued diluted eps are 0.4p (2008 restated – discontinued basic and discontinued diluted 1.3p).

The weighted average number of shares, and resulting earnings per share, for the year ended 31 December 2008 has been restated for the bonus issue inherent in the rights issue that was approved on 6 July 2009.

8 Adjusted performance measures

(a) Management profit before taxation

	2009 £m	2008 £m
Management profit before taxation	**83**	170
Other net financing charges	**(50)**	(3)
Restructuring and impairment charges	**(144)**	(153)
Amortisation of non-operating intangible assets arising on business combinations	**(24)**	(10)
Profits and losses on sale or closures of businesses	**2**	—
Change in value of derivative and other financial instruments	**76**	(124)
Impairment/reversal in respect of joint ventures	**3**	(10)
Income statement — Profit/(loss) before taxation	**(54)**	(130)

(b) Management earnings per share

	2009 £m	2008 £m
Management profit before taxation	**83**	170
Tax on management profit before taxation	**(11)**	(1)
Non-controlling interests	**(2)**	(2)
Management earnings	**70**	167
Management basic eps — pence	**5.5**	16.0

From 2009 onwards, management reporting measures exclude the impact of other net financing charges. Accordingly, prior year information has been re-presented.

The Directors consider management earnings per share, as calculated above, gives a useful additional indicator of underlying performance.

9 Dividends

	Paid or proposed in respect of		Recognised	
	2009 pence	2008 pence	**2009 £m**	2008 £m
2007 final year dividend paid (9.2 pence per share, restated to 6.2 pence per share)	**—**	—	**—**	65
2008 interim dividend paid (restated – 3.0 pence per share)	**—**	4.5	**—**	32
2008 final year dividend paid	**—**	—	**—**	—
2009 interim dividend paid	**—**	—	**—**	—
2009 final year dividend	**—**	—	**—**	—
	—	4.5	**—**	97

The Directors have decided not to pay a final dividend in respect of the financial year ended 31 December 2009.

The restated dividend per share represents the theoretical dividend per share that would have been paid had the bonus shares inherent in the rights issue, that was approved on 6 July 2009, been in existence at the relevant dividend dates.

10 Employees including Directors

Employee benefit expense	**2009 £m**	2008 £m
Wages and salaries	**(1,021)**	(1,031)
Social security costs	**(166)**	(161)
Post-employment costs	**(35)**	(38)
Equity-settled share-based payments	**(2)**	(2)
	(1,224)	(1,232)

Short-time working expense of £24 million included in restructuring charges comprises wages and salaries £17 million and social security costs £7 million (2008 – £2 million, wages and salaries).

Average monthly number of employees (including Executive Directors)	**2009 Number**	2008 Number
By business		
Driveline	**16,207**	17,967
Other Automotive	**1,125**	1,392
Powder Metallurgy	**5,552**	6,585
Aerospace	**8,958**	7,887
OffHighway	**3,291**	4,108
Corporate	**182**	208
Total	**35,315**	38,147

Notes to the Financial Statements

For the year ended 31 December 2009

10 Employees including Directors *continued*

Key management

The key management of the Group comprises GKN plc Board Directors and the members of the Group's Executive Committee during the year and their aggregate compensation is shown below. Details of Directors' remuneration are contained in the Directors' remuneration report on pages 52 to 62.

Key management compensation	2009 £m	2008 £m
Salaries and short term employee benefits	**5.6**	5.5
Post-employment benefits	**0.7**	1.2
Termination benefits	**0.5**	—
Share-based and medium term incentives and benefits	**1.0**	0.8
	7.8	7.5

Salaries and short term employee benefits comprises annual salary, benefits in kind and amounts accrued in respect of short term variable remuneration schemes. Details of the Directors' short term variable remuneration schemes are set out in the Directors' remuneration report. Similarly the other members of key management participate in schemes based on the achievement of profit, cash and covenant achievement targets and which are payable in cash. The amount outstanding at 31 December 2009 in respect of annual short term variable remuneration was £1.4 million (2008 – £1.0 million). Post-employment benefits represent the charge to trading profit under IAS 19 attributable to key management arising in the year and the attributable cost of post-employment medical benefits. Termination benefits include redundancy, pension augmentations and ex gratia payments arising in connection with loss of office and termination of employment with the Group. Share-based payments represents the annual charge attributable to key management in respect of their participation in the Group's share-based remuneration arrangements; details of the nature of these arrangements are set out in note 11 and in the Directors' remuneration report. Total awards made or shares granted in the year to key management under these arrangements, including adjustments made as a result of the rights issue, were as follows:

	2009		2008	
	Number of instruments 000s	Weighted average exercise price pence	Number of instruments 000s	Weighted average exercise price pence
Executive Options	**5,089**	**117.46**	—	—
Long Term Incentive Plan	**1,511**	**—**	—	—
Bonus Co-Investment Plan	**11**	**—**	—	—
Profit Growth Incentive Plan	**40**	**—**	—	—

154,474 options were exercised by key management during the year (2008 – 7,141), whilst 1,788,592 options and awards lapsed (2008 – 1,287,264). No dividends were received in 2009 by key management (2008 – £0.1 million).

11 Share-based payments

The Group has granted options over shares to employees for a number of years under different schemes. Where grants were made after 7 November 2002 they have been accounted for as required by IFRS 2 'Share-based Payment'. Awards made before that date have not been so accounted. All options have been valued at the date of grant by an independent third party using a Monte Carlo model which uses the same principle as a binomial model.

Details of awards made in 2009 are set out below. No new awards were made in 2008. Details of awards made since 7 November 2002 that impact the 2009 accounting charge are:

(a) Executive Share Option Schemes (ESOS)

Awards were made to Directors and certain senior employees in March 2003 under the 2001 scheme and in September 2004, April 2005, April 2006 and August 2009 under the 2004 scheme. In April 2007 awards were made to Directors under the 2004 scheme. Under both schemes options were granted with a fixed exercise price equal to the market price at the date of grant and subject to meeting performance conditions over a three year period. In the case of the 2001 scheme, the performance condition was based on earnings per share (eps) growth whilst under the 2004 scheme the condition is based on Total Shareholder Return (TSR) compared with that of comparator companies. Under the 2001 scheme only, where the performance condition is not satisfied in full after the first three years, retesting is carried out each year up to six years from the date of grant. Inputs to the valuation model for prior period awards were: option price 163p to 380.3p, volatility 31% to 38%, expected dividend yield 3.3% to 6.2%, risk-free interest rate 4.28% to 5.40% and expected terms of 6.4 years to 6.7 years.

In respect of the 2009 awards, which were made post the Group's rights issue, the inputs to the valuation model were: option price 110.08p to 113.24p, volatility in the performance period 52.4% to 52.6%, expected dividend yield 4.5%, risk-free interest rates of 2.9% to 3.1% and terms of 6 to 6.5 years.

(b) Long Term Incentive Plans (LTIP)

Awards were made to Directors and certain senior employees in March 2003 under the 2001 scheme and in September 2004, April 2006, April 2007 and August 2009 under the 2004 scheme. In April 2005 awards were made to Directors under the 2004 scheme. Under both schemes, options were granted subject to TSR performance over a three year period compared with a comparator group. There is no retest facility under either scheme. Inputs to the valuation model for prior period awards were: option price nil, volatility 23% to 39%, expected dividend yield 3.3% to 6.2%, risk-free interest rate 4.05% to 5.40% and a term of 3 years to 4 years 9.5 months.

In respect of the 2009 awards, which were made post the Group's rights issue, the inputs to the valuation model were: option price nil, volatility nil, expected dividend yield 4.5%, and a term of 4 years. These awards were only made to main Board Directors.

(c) Profit Growth Incentive Plan (PGIP)

Awards were made in April 2007 under the PGIP to certain senior employees (excluding Directors). Any benefit under the PGIP will be deliverable dependent upon the extent to which profit growth targets are satisfied by the Group over a three year performance period; the Group's reported profit for the year prior to the year of award forms the baseline for this performance measure. The PGIP is a cash-based incentive plan; however, for certain very senior employees the benefit is deliverable in shares; the number of shares given below will be released following the performance period if the minimum targeted profit growth is achieved. A maximum of twice the amount of shares listed below will be released on achievement of the maximum profit target, with one and a half times the number being released for interim performance. No shares will be released and the awards will lapse if the minimum profit target is not achieved. Release is also conditional upon the satisfaction of a personal shareholding requirement. Any awards deliverable under the PGIP will be satisfied from GKN ordinary shares already in issue.

The 2009 PGIP award is a two year award that is entirely cash based and therefore not subject to the IFRS 2 requirements. Similar to 2007, any benefit under this scheme will be delivered dependent upon the extent to which profit growth targets are satisfied by the Group over a two year performance period.

The expected volatility is based on historical volatility over a period commensurate with the term of the awards. The risk-free interest rate is the rate obtainable from government securities over the expected life of the equity incentive.

Notes to the Financial Statements

For the year ended 31 December 2009

11 Share-based payments *continued*

Following the capital reorganisation and rights issue completed in July 2009, adjustments were made to outstanding share-based options and awards granted under the Group's incentive arrangements to reflect the dilutive effect of both transactions. The adjustments were based on the theoretical ex-rights price (TERP) formula and were designed to ensure that the value of outstanding options and awards remained the same as the value of the options and awards when originally granted. The outstanding options and awards were multiplied by a TERP factor of 1.4816 and, where applicable, the exercise price of options was multiplied by a factor of 0.6749. The adjustments were made in accordance with the rules of the relevant schemes and, where necessary, were approved by HM Revenue & Customs.

Further details of the ESOS, LTIP and PGIP schemes are given in the Directors' remuneration report on pages 52 to 62.

A reconciliation of option movements over the year to 31 December 2009 is shown below:

	2009		2008	
	Number 000s	**Weighted average exercise price pence**	Number 000s	Weighted average exercise price pence
Outstanding at 1 January	**7,381**	**247.34**	12,113	251.53
Granted	**—**	**—**	—	—
Forfeited	**(3,548)**	**279.33**	(4,252)	265.35
Exercised	**—**	**—**	(480)	193.37
Outstanding at 21 July	**3,833**	**217.73**		
Post rights issue				
Adjustment for rights issue	**1,839**	**146.97**		
Granted	**12,257**	**110.16**		
Forfeited	**(648)**	**138.04**		
Exercised	**(185)**	**110.04**		
Outstanding at 31 December	**17,096**	**121.32**	7,381	247.34
Exercisable at 31 December	**4,590**	**135.25**	3,334	189.22

For options outstanding at 31 December the range of exercise prices and weighted average contractual life is shown in the following table:

	2009		2008	
Range of exercise price	**Number of shares 000s**	**Contractual weighted average remaining life years**	Number of shares 000s	Contractual weighted average remaining life years
110p–180p	**15,492**	**8.160**	3,488	4.208
205p–230p	**1,088**	**2.210**	413	0.867
240p–260p	**516**	**7.250**	—	—
300p–385p	**—**	**—**	3,480	6.297

The weighted average share price during the period for options exercised over the year was 110.04p (2008 – 221.5p). The total charge for the year relating to share-based payment plans was £2 million (2008 – £2 million), all of which related to equity-settled share-based payment transactions. After deferred tax, the total charge was £2 million (2008 – £2 million).

Liabilities in respect of share-based payments were not material at either 31 December 2009 or 31 December 2008. There were no vested rights to cash or other assets at either 31 December 2009 or 31 December 2008.

12 Goodwill and other intangible assets

Goodwill	2009 £m	2008 £m
Cost		
At 1 January	**549**	407
Subsidiary acquired	**8**	–
Currency variations	**(50)**	142
At 31 December	**507**	549
Accumulated impairment		
At 1 January	**182**	127
Impairment losses	**7**	–
Currency variations	**(20)**	55
At 31 December	**169**	182
Net book amount at 31 December	**338**	367

The carrying value of goodwill at 31 December comprised:

Reportable segment	Business	Geographical location	2009 £m	2008 £m
Driveline	Driveline	Americas	**55**	54
	Driveline	Europe	**19**	20
Powder Metallurgy	Hoeganaes	North America	**21**	24
Aerospace	Aerostructures	North America	**31**	35
	Propulsion Systems	North America	**83**	93
	Propulsion Systems	North America	**37**	42
OffHighway	Wheels	Italy	**21**	23
			267	291
Other businesses not individually significant to the carrying value of goodwill			**71**	76
			338	367

An impairment test is a comparison of the carrying value of the assets of a business or cash generating unit (CGU) to their recoverable amount. Where the recoverable amount is less than the carrying value, an impairment results. During the year, all goodwill was tested for impairment.

For the purposes of carrying out impairment tests, the Group's total goodwill has been allocated to a number of CGUs and each of these CGUs has been separately assessed and tested. The size of a CGU varies but is never larger than a primary or secondary reportable segment. In some cases, the CGU is an individual subsidiary or operation.

All of the recoverable amounts were measured based on value in use. Detailed forecasts for the next five years have been used which are based on approved annual budgets and strategic projections representing the best estimate of future performance. In the case of an individual CGU within the Group's Aerospace (Propulsion Systems) business, value in use at 31 December 2009 was measured using operating cash flow projections covering the next ten years which incorporate the anticipated timing of volumes on current programmes. Management consider forecasting over this period to more appropriately reflect the length of business cycle of that CGU's programmes, in particular the growth of certain military programmes.

Goodwill impairment losses

During 2009 goodwill impairment losses of £7 million (2008 – nil) were recorded in relation to a business within the Group's OffHighway segment. These impairments, which arose as a result of the cessation of production at a European production facility and the strategic decision to exit a specific product market in North America, were determined on a value in use basis using pre-tax discount rates of 12% in Europe (2008 – 13%) and 13% in North America (2008 – 10%).

Notes to the Financial Statements

For the year ended 31 December 2009

12 Goodwill and other intangible assets *continued*

Key assumptions

In determining the recoverable amount of all CGUs it is necessary to make a series of assumptions to estimate the present value of future cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information.

Operating cash flows

The main assumptions within forecast operating cash flow include the achievement of future sales prices and volumes (including reference to specific customer relationships, product lines and the use of industry relevant external forecasts of global vehicle production within Driveline businesses and consideration of specific volumes on certain US military and civil programmes within Aerospace), raw material input costs, the cost structure of each CGU and the ability to realise benefits from annual productivity improvements, the impact of foreign currency rates upon selling price and cost relationships and the levels of ongoing capital expenditure required to support forecast production.

Pre-tax risk adjusted discount rates

Pre-tax risk adjusted discount rates are derived from risk-free rates based upon long term government bonds in the territory, or territories, within which each CGU operates. A relative risk adjustment (or 'beta') has been applied to risk-free rates to reflect the risk inherent in each CGU relative to all other sectors on average, determined using an average of the betas of comparable listed companies.

The range of pre-tax risk adjusted discount rates set out below has been used for impairment testing. The range of rates reflects the mix of geographical territories within CGUs within the reportable segments.

Driveline: North and South America 13%–24% (2008 – 10%–24%), Europe 12%–13% (2008 – 12%–15%) and Japan and Asia Pacific region countries 10%–17% (2008 – 10%–15%).
Powder Metallurgy: Europe 12% (2008 – 12%) and North America 13% (2008 – 10%).
Aerospace: Europe 11% (2008 – 11%) and North America 12% (2008 – 10%).
OffHighway: Europe 12% (2008 – 13%) and North America 13% (2008 – 10%).

Long term growth rates

To forecast beyond the five years covered by detailed forecasts into perpetuity, a long term average growth rate has been used. In each case, this is not greater than the published Oxford Economic Forecast average growth rate in gross domestic product for the next five year period in the territory or territories where the CGU is primarily based. This results in a range of nominal growth rates from 1% to 9% (2008 – 1% to 7%) with most countries between 2% and 4% in both years.

Goodwill sensitivity analysis

The results of the Group's impairment tests are dependent upon estimates and judgements made by management, particularly in relation to the key assumptions described above. Sensitivity analysis to likely and potential changes in key assumptions has therefore been reviewed.

At 31 December 2009, the date of the Group's annual impairment test, the estimated recoverable amount of two individual CGUs within the Group's Aerospace (Propulsion Systems) and Driveline (Americas operations) showed limited headroom with value in use exceeding the carrying values by £5 million and £23 million respectively. The table below shows the discount rate, long term growth rate and forecast operating cash flow assumptions used in the calculation of value in use and the amount by which each assumption must change in isolation in order for the estimated recoverable amount to exceed the carrying value.

	Assumptions used in calculation of value in use		Change required for the carrying value to exceed the recoverable amount	
	Aerospace	Driveline	Aerospace	Driveline
Pre-tax risk adjusted discount rate	12%	13%–24%	0.3% points	0.7% points
Long term growth rate	3%	3%–6%	0.6% points	1.1% points
Total pre-discounted forecast operating cash flows	£319 million	£828 million	4%	6%

At 31 December 2009, the estimated recoverable amount of two individual CGUs within the Group's Powder Metallurgy (Hoeganaes) and OffHighway (Wheels) reportable segments exceeded their carrying value by £30 million and £18 million respectively. The table below shows the discount rate, long term growth rate and forecast operating cash flow assumptions used in the calculation of value in use and the amount by which each assumption must change in isolation in order for the estimated recoverable amount to equal the carrying value.

12 Goodwill and other intangible assets *continued*

	Assumptions used in calculation of value in use		Change required for the carrying value to exceed the recoverable amount	
	Powder Metallurgy	OffHighway	Powder Metallurgy	OffHighway
Pre-tax risk adjusted discount rate	13%	13%	2.5% points	3.5% points
Long term growth rate	3%	3%	3.8% points	5.6% points
Total pre-discounted forecast operating cash flows	£217 million	£100 million	24%	32%

Other than as disclosed above, it is not considered that a reasonably possible change in any of the key assumptions would generate a different impairment test outcome to the one included in this annual report.

	2009				2008			
Other intangible assets	**Development costs £m**	**Computer software £m**	**Assets arising on business combinations £m**	**Total £m**	Development costs £m	Computer software £m	Assets arising on business combinations £m	Total £m
Cost								
At 1 January	**109**	**104**	**97**	**310**	102	78	68	248
Subsidiaries acquired	**–**	**–**	**84**	**84**	–	–	–	–
Additions	**12**	**3**	**–**	**15**	7	6	–	13
Disposals	**(19)**	**(1)**	**–**	**(20)**	(2)	–	–	(2)
Currency variations	**(1)**	**(7)**	**(11)**	**(19)**	2	20	29	51
At 31 December	**101**	**99**	**170**	**370**	109	104	97	310
Accumulated amortisation								
At 1 January	**44**	**82**	**31**	**157**	39	61	12	112
Charge for the year	**4**	**7**	**24**	**35**	4	6	10	20
Disposals	**–**	**(1)**	**–**	**(1)**	–	–	–	–
Currency variations	**–**	**(5)**	**(3)**	**(8)**	1	15	9	25
At 31 December	**48**	**83**	**52**	**183**	44	82	31	157
Net book amount at 31 December	**53**	**16**	**118**	**187**	65	22	66	153

Other intangible assets include development costs of £15 million (2008 – £16 million) in respect of one aerospace programme with a remaining amortisation period of up to 10 years (2008 – 11 years) and £70 million (2008 – nil) in respect of a customer relationship asset arising from one business combination with a remaining amortisation period of 8 years.

The net book amount of assets arising on business combinations includes marketing related assets of £4 million (2008 – £6 million), customer related assets of £103 million (2008 – £45 million) and technology based assets of £11 million (2008 – £15 million). Computer software under finance leases amounts to nil (2008 – £1 million).

Notes to the Financial Statements

For the year ended 31 December 2009

13 Property, plant and equipment

	2009				2008			
	Land and buildings £m	Other tangible assets £m	Capital work in progress £m	Total £m	Land and buildings £m	Other tangible assets £m	Capital work in progress £m	Total £m
Cost								
At 1 January	**696**	**3,743**	**123**	**4,562**	521	2,773	105	3,399
Subsidiaries acquired	**—**	**57**	**—**	**57**	—	—	—	—
Additions	**15**	**90**	**16**	**121**	6	117	69	192
Capitalised borrowing costs	**—**	**1**	**—**	**1**	—	—	—	—
Disposals	**(2)**	**(84)**	**—**	**(86)**	(1)	(100)	—	(101)
Transfers	**4**	**43**	**(47)**	**—**	5	77	(82)	—
Currency variations	**(53)**	**(286)**	**(10)**	**(349)**	165	876	31	1,072
At 31 December	**660**	**3,564**	**82**	**4,306**	696	3,743	123	4,562
Accumulated depreciation and impairment								
At 1 January	**184**	**2,581**	**—**	**2,765**	115	1,822	—	1,937
Charge for the year:								
Charged to trading profit								
Depreciation	**16**	**177**	**—**	**193**	11	154	—	165
Impairments	**—**	**2**	**—**	**2**	—	1	—	1
Restructuring and impairment/reversals	**—**	**2**	**—**	**2**	14	113	—	127
Disposals	**(1)**	**(75)**	**—**	**(76)**	(1)	(96)	—	(97)
Currency variations	**(14)**	**(202)**	**—**	**(216)**	45	587	—	632
At 31 December	**185**	**2,485**	**—**	**2,670**	184	2,581	—	2,765
Net book amount at 31 December	**475**	**1,079**	**82**	**1,636**	512	1,162	123	1,797

Included within Other tangible assets at net book amount are plant and equipment £1,055 million (2008 – £1,134 million), fixtures and fittings £22 million (2008 – £26 million) and motor vehicles £2 million (2008 – £2 million). The net book amount of assets under finance leases is land and buildings £2 million (2008 – £3 million) and plant and equipment £1 million (2008 – £1 million).

14 Investments in joint ventures

Group share of results	2009 £m	2008 £m
Sales	**245**	241
Operating costs	**(222)**	(221)
Trading profit	**23**	20
Net financing costs	**(1)**	–
Profit before taxation	**22**	20
Taxation	**(4)**	(4)
Share of post-tax earnings – before impairments	**18**	16
Impairment reversal/(charge), including tax on impairment of nil	**3**	(10)
Share of post-tax earnings	**21**	6

	2009			2008		
Group share of net book amount	**Group share of equity £m**	**Provisions for impairment £m**	**Net book amount £m**	Group share of equity £m	Provisions for impairment £m	Net book amount £m
At 1 January	**129**	**(10)**	**119**	100	–	100
Share of post-tax earnings of joint ventures	**18**	**3**	**21**	16	(10)	6
Utilisation of provision	**(1)**	**1**	**–**	–	–	–
Actuarial gains on post-employment obligations, including deferred tax	**–**	**–**	**–**	–	–	–
Dividends paid	**(15)**	**–**	**(15)**	(24)	–	(24)
Additions	**2**	**–**	**2**	1	–	1
Disposals	**(7)**	**4**	**(3)**	–	–	–
Currency	**(13)**	**1**	**(12)**	36	–	36
At 31 December	**113**	**(1)**	**112**	129	(10)	119

	2009 £m	2008 £m
Non-current assets	**86**	97
Current assets	**99**	89
Current liabilities	**(61)**	(54)
Non-current liabilities	**(12)**	(13)
	112	119

The joint ventures have no significant contingent liabilities to which the Group is exposed and nor has the Group any significant contingent liabilities in relation to its interest in the joint ventures. The share of capital commitments of the joint ventures is shown in note 29.

Notes to the Financial Statements

For the year ended 31 December 2009

15 Other receivables and investments

	2009 £m	2008 £m
Other investments	**1**	—
Indirect taxes and amounts recoverable under employee benefit plans	**19**	19
Other receivables	**4**	4
	24	23

Other investments mainly comprise the Group's investment in GKN Aerospace Services Structures Corp. ('GASS') which is an entity in which the Group has, since 2003, had a 100% share in the equity. During 2009 the £1 million provision against the investment was reversed. The investment is stated at cost. GASS operates under a Proxy Agreement with the United States Department of Defense developing high technology, classified products for the United States Airforce. The Proxy Agreement currently places significant restrictions on the Group's management and control of the business so that, in accordance with IAS 27, it has been excluded from the consolidation and treated as an investment. In January 2010 clearance was obtained to commence the process to remove the significant restrictions on the Group's management and control of GASS. At the conclusion of this process GASS will be consolidated. At 31 December 2009, under the accounting policies of GASS, the excluded net liabilities were £7 million (2008 – £8 million) and the operating profit for the year then ended was £1 million (2008 – operating loss of £1 million).

The Group provided services to GASS during 2009 amounting to less than £1 million (2008 – nil). GASS supplied goods to the Group during 2009 amounting to less than £1 million (2008 – £1 million). Transactions between the Group and GASS are priced on an 'arm's length' basis. At 31 December 2009 a Group subsidiary had £11 million receivable (2008 – nil) from GASS in respect of a loan bearing interest at US Prime Rate minus 2%.

16 Inventories

	2009 £m	2008 £m
Raw materials	**266**	315
Work in progress	**188**	242
Finished goods	**109**	161
	563	718

Inventories of £59 million (2008 – £64 million) are carried at net realisable value. The amount of any write down of inventory recognised as an expense in the period was £1 million (2008 – £4 million).

17 Trade and other receivables

	2009 £m	2008 £m
Trade receivables	**547**	550
Amounts owed by joint ventures	**15**	11
Loan to GKN Aerospace Services Structures Corp.	**11**	—
Other receivables	**29**	39
Prepayments	**15**	16
Indirect taxes recoverable	**27**	29
	644	645
Provisions for doubtful debts against trade receivables		
At 1 January	**(9)**	(6)
Charge for the year:		
Additions	**(4)**	(6)
Unused amounts reversed	**2**	1
Amounts used	**2**	4
Currency variations	**1**	(2)
At 31 December	**(8)**	(9)
Trade receivables subject to provisions for doubtful debts	**13**	15
Ageing analysis of trade receivables and amounts owed by joint ventures past due but not impaired		
Up to 30 days overdue	**40**	47
31–60 days overdue	**8**	13
61–90 days overdue	**3**	6
More than 90 days overdue	**8**	11

18 Trade and other payables

	2009		2008	
	Current £m	Non-current £m	Current £m	Non-current £m
Amounts owed to suppliers and customers	**(600)**	**(2)**	(685)	(1)
Amounts owed to joint ventures	**—**	**—**	(3)	—
Accrued interest	**(26)**	**—**	(28)	—
Government refundable advances	**—**	**(28)**	—	—
Deferred and contingent consideration	**(5)**	**(27)**	—	—
Payroll taxes, indirect taxes and audit fees	**(43)**	**(1)**	(43)	(1)
Amounts due to employees and employee benefit plans	**(118)**	**(33)**	(122)	(31)
Government grants	**(1)**	**(5)**	(1)	(5)
Customer advances and deferred income	**(80)**	**(1)**	(90)	—
	(873)	**(97)**	(972)	(38)

Government refundable advances fall due for repayment between 2014 and 2031. Non-current deferred and contingent consideration falls due as follows: one–two years £5 million and two–five years £22 million. Non-current amounts owed to suppliers and customers fall due within two years.

Notes to the Financial Statements

For the year ended 31 December 2009

19 Net borrowings

(a) Analysis of net borrowings

	Notes	Current	Non-current				Total
		Within one year £m	One to two years £m	Two to five years £m	More than five years £m	Total £m	£m
2009							
Other borrowings							
£350 million 6¾% 2019 unsecured bond	i	–	–	–	**(347)**	**(347)**	**(347)**
£201 million 7% 2012 unsecured bond	i	–	–	**(201)**	–	**(201)**	**(201)**
Other secured US$ denominated loan		**(2)**	**(2)**	**(5)**	–	**(7)**	**(9)**
Other long term borrowings		**(6)**	**(6)**	–	–	**(6)**	**(12)**
Finance lease obligations	iv	**(1)**	**(1)**	**(1)**	**(1)**	**(3)**	**(4)**
Bank overdrafts		**(28)**	–	–	–	–	**(28)**
Other short term bank borrowings		**(35)**	–	–	–	–	**(35)**
Borrowings		**(72)**	**(9)**	**(207)**	**(348)**	**(564)**	**(636)**
Bank balances and cash		**132**	–	–	–	–	**132**
Short term bank deposits	ii	**184**	–	–	–	–	**184**
Cash and cash equivalents	v	**316**	–	–	–	–	**316**
Other financial assets — bank deposits	iii	**20**	–	–	–	–	**20**
Net borrowings		**264**	**(9)**	**(207)**	**(348)**	**(564)**	**(300)**
2008							
Other borrowings							
£350 million 6¾% 2019 unsecured bond	i	–	–	–	(346)	(346)	(346)
£325 million 7% 2012 unsecured bond	i	–	–	(325)	–	(325)	(325)
Other secured US$ denominated loan		(2)	(1)	(4)	(5)	(10)	(12)
Other long term borrowings		(7)	(37)	(3)	–	(40)	(47)
Finance lease obligations	iv	(1)	(1)	(2)	(1)	(4)	(5)
Bank overdrafts		(20)	–	–	–	–	(20)
Other short term bank borrowings		(67)	–	–	–	–	(67)
Borrowings		(97)	(39)	(334)	(352)	(725)	(822)
Bank balances and cash		102	–	–	–	–	102
Short term bank deposits	ii	12	–	–	–	–	12
Cash and cash equivalents	v	114	–	–	–	–	114
Net borrowings		17	(39)	(334)	(352)	(725)	(708)

Other borrowings include: unsecured £350 million (2008 – £350 million) 6¾% bond maturing in 2019 less unamortised issue costs of £3 million (2008 – £4 million); unsecured £201 million (2008 – £325 million) 7% bond maturing in 2012 less unamortised issue costs of nil (2008 – nil); and a secured term loan of £9 million (2008 – £12 million) secured by way of a fixed and floating charge on certain Aerospace fixed assets.

Notes

(i) Denotes borrowings at fixed rates of interest until maturity. All other borrowings and cash and cash equivalents are at variable interest rates.

(ii) The average interest rate on short term bank deposits was 0.5% (2008 – 2.2%). Deposits at 31 December 2009 had no fixed maturity date (2008 – no fixed maturity date).

(iii) The interest rate on bank deposits was 0.85%; deposits mature on 1 April 2010.

(iv) Finance lease obligations gross of finance charges fall due as follows: £1 million within one year (2008 – £1 million), £3 million in one to five years (2008 – £4 million) and £1 million in more than five years (2008 – £2 million).

(v) £9 million (2008 – £10 million) of the Group's cash and cash equivalents are held by the Group's captive insurance company to maintain solvency requirements and as collateral for Letters of Credit issued to the Group's principal external insurance providers. These funds, therefore, are not circulated within the Group on demand.

19 Net borrowings *continued*

(b) Fair values

	2009		2008	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Borrowings, other financial assets and cash and cash equivalents				
Other borrowings	**(569)**	**(570)**	(730)	(520)
Finance lease obligations	**(4)**	**(4)**	(5)	(5)
Bank overdrafts and other short term bank borrowings	**(63)**	**(63)**	(87)	(87)
Bank balances and cash	**132**	**132**	102	102
Short term bank deposits and other bank deposits	**204**	**204**	12	12
	(300)	**(301)**	(708)	(498)
Trade and other payables				
Government refundable advances	**(28)**	**(28)**	–	–
Deferred and contingent consideration	**(32)**	**(32)**	–	–
	(60)	**(60)**	–	–

The following methods and assumptions were used in estimating fair values for financial instruments:

Unsecured bank overdrafts, other short term bank borrowings, bank balances and cash and short term bank deposits approximate to book value due to their short maturities. For other amounts, the repayments which the Group is committed to make have been discounted at the relevant interest rates applicable at 31 December 2009. Bonds included within other borrowings have been valued using quoted closing market values.

20 Financial risk management

The Group's activities give rise to a number of financial risks: market risk, credit risk and liquidity risk. Market risk includes foreign currency risk, cash flow and fair value interest rate risk and commodity price risk. The Group has in place risk management policies that seek to limit the adverse effects on the financial performance. Derivative financial instruments, mainly forward foreign currency contracts, are used to hedge risk exposures that arise in the ordinary course of business.

Risk management policies have been set by the Board and are implemented by the central Treasury Department that receives regular reports from all the operating companies to enable prompt identification of financial risks so that appropriate actions may be taken. The Treasury Department has a policy and procedures manual that sets out specific guidelines to manage foreign currency risks, interest rate risk, financial credit risk and liquidity risk and the use of financial instruments to manage these.

(a) Foreign currency risk

The Group has transactional currency exposures arising from sales or purchases by operating subsidiaries in currencies other than the subsidiaries' functional currency. These exposures are forecast on a monthly basis by operating companies and are reported to the central Treasury Department. Under the Group's foreign currency policy, such exposures are hedged on a reducing percentage basis over a number of forecast time horizons.

The main impact of foreign currency risk on the Group's results arises from the translation into sterling of the results of operations outside of the UK. The Group's largest exposures are the euro and the US dollar where a 1% movement in the average rate impacts trading profit of subsidiaries and joint ventures by £0.2 million and £0.7 million respectively.

Notes to the Financial Statements

For the year ended 31 December 2009

20 Financial risk management *continued*

Regarding financial instruments a 1% strengthening of sterling against the currency rates indicated below would have the following impact on operating profit:

	Trading profit: Payables and receivables £m	Derivative financial instruments £m	Intra-group funding £m
Euro	0.2	(0.3)	3.5
US dollar	(0.2)	5.3	0.5

The derivative sensitivity analysis has been prepared by reperforming the calculations used to determine the balance sheet values adjusted for the changes in the individual currency rates indicated with all other cross currency rates remaining constant. The sensitivity is a fair value change relating to derivatives for which the underlying transaction has not occurred at 31 December. The Group intends to hold all such derivatives to maturity. The analysis of other items has been prepared based on an analysis of a currency balance sheet.

Analysis of net borrowings by currency:

	2009				2008		
	Borrowings £m	**Cash and cash equivalents £m**	**Other financial assets £m**	**Total £m**	Borrowings £m	Cash and cash equivalents £m	Total £m
Sterling	**(548)**	**187**	**20**	**(341)**	(726)	24	(702)
US dollar	**(24)**	**18**	**—**	**(6)**	(27)	15	(12)
Euro	**(17)**	**36**	**—**	**19**	(10)	35	25
Others	**(47)**	**75**	**—**	**28**	(59)	40	(19)
	(636)	**316**	**20**	**(300)**	(822)	114	(708)

(b) Interest rate risk

The Group is exposed to fair value interest rate risk on fixed rate borrowings and cash flow interest rate risk on variable rate net borrowings/funds. The Group's policy is to optimise interest cost in reported earnings and reduce volatility in the debt related element of the Group's cost of capital. This policy is achieved by maintaining a target range of fixed and floating rate debt for discrete annual periods, over a defined time horizon. The Group's normal policy is to require interest rates to be fixed for 30% to 70% of the level of underlying borrowings forecast to arise over a 12 month horizon. This policy remains suspended following a Board decision in December 2004 after receipt of the original sale proceeds on the sale of the GKN share in AgustaWestland given the absence of floating rate bank debt. At 31 December 2009 86% (2008 – 83%) of the Group's gross borrowings were subject to fixed interest rates.

As at 31 December 2009 £204 million (2008 – £12 million) was in bank deposits, of which £186 million (2008 – £12 million) was on deposit with banks in the UK.

A 1% change in interest rates would have a £2.5 million impact on net interest. This sensitivity flexes the interest rate of variable rate borrowings, assuming the level and currency mix at 31 December 2009 remains in place for 12 months.

20 Financial risk management *continued*

(c) Credit risk

The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. In terms of substance, and consistent with the related balance sheet presentation, the Group considers it has two types of credit risk; operational and financial. Operational credit risk relates to non-performance by customers in respect of trade receivables and by suppliers in respect of other receivables. Financial credit risk relates to non-performance by banks and similar institutions in respect of cash and deposits, facilities and financial contracts, including forward foreign currency contracts.

Operational

As tier-one suppliers to automotive, off-highway and aerospace original equipment manufacturers, the Group may have substantial amounts outstanding with a single customer at any one time. The credit profiles of such original equipment manufacturers are available from credit rating agencies. The failure of any such customer to honour its debts could materially impact the Group's results. However, there are many advantages in these relationships. In certain parts of the Group, mainly Industrial Distribution Services within Driveline and OffHighway, there are a greater proportion of amounts receivable from small and medium sized customers.

Credit risk and customer relationships are managed at a number of levels within the Group. At a subsidiary level documented credit control reviews are required to be held at least every month. The scope of these reviews includes amounts overdue and credit limits. At a divisional level debtor ratios, overdue accounts and overall performance are reviewed regularly. Provisions for doubtful debts are determined at these levels based upon the customer's ability to pay and other factors in the Group's relationship with the customer.

At 31 December the largest five trade receivables as a proportion of total trade receivables analysed by major reportable segment is as follows:

	2009 %	2008 %
Driveline	**46**	48
Powder Metallurgy	**20**	20
OffHighway	**35**	32
Aerospace	**64**	54

The amount of trade receivables outstanding at the year end does not represent the maximum exposure to operational credit risk due to the normal patterns of supply and payment over the course of a year. Based on management information collected as at month ends the maximum level of trade receivables at any one point during the year was £642 million (2008 – £714 million).

Financial

Credit risk is mitigated by the Group's policy of only selecting counterparties with a strong investment graded long term credit rating, normally at least AA- or equivalent, and assigning financial limits to individual counterparties.

The maximum exposure with a single bank for deposits is £61 million (2008 – £12 million), whilst the maximum mark to market exposure for forward foreign currency contracts at 31 December 2009 to a single bank was nil (2008 – nil). The amounts on deposit at year end represent the Group's maximum exposure to financial credit risk with Group indebtedness varying over the course of a year in line with normal financing and trading patterns.

Notes to the Financial Statements

For the year ended 31 December 2009

20 Financial risk management *continued*

(d) Capital risk management

The Group's objectives when managing capital are to safeguard the ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain a capital structure which optimises the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce borrowings.

The Group monitors capital on the basis of the ratio of gross borrowings to EBITDA.

The Group seeks to operate at an EBITDA of subsidiaries to gross debt ratio of 2.5 times or less and the ratios at 31 December 2009 and 2008 were as follows:

	2009 £m	2008 £m
Gross borrowings	**636**	822
EBITDA	**335**	377
Gross borrowings to EBITDA ratio	**1.9 times**	2.2 times

The Group's only external banking covenant requires an EBITDA of subsidiaries to net interest payable and receivable ratio of 3.5 times or more. The ratios at 31 December 2009 and 2008 were as follows:

	2009 £m	2008 £m
EBITDA	**335**	377
Net interest payable and receivable	**(64)**	(47)
EBITDA to net interest payable and receivable ratio	**5.2 times**	8.0 times

(e) Liquidity risk

The Group is exposed to liquidity risk as part of its normal financing and trading cycles at times when peak borrowings are required. Borrowings normally peak in May and September following dividend and bond coupon payments. The Group's policies are to ensure that sufficient liquidity is available to meet obligations when they fall due and to maintain sufficient flexibility in order to fund investment and acquisition objectives. Liquidity needs are assessed through short and long term forecasts. Committed bank facilities total £709 million, of which £350 million expire in July 2010. There were no drawings on these facilities at 31 December 2009 although £13 million was utilised for Letters of Credit. Committed facilities are provided through 12 banks.

20 Financial risk management *continued*

Maturity analysis of borrowings, derivatives and other financial liabilities

	Within one year £m	One to two years £m	Two to five years £m	More than five years £m	Total £m
2009					
Borrowings (note 19)	**(72)**	**(9)**	**(207)**	**(348)**	**(636)**
Contractual interest payments and finance lease charges	**(39)**	**(39)**	**(78)**	**(114)**	**(270)**
Government refundable advances	**—**	**—**	**(3)**	**(53)**	**(56)**
Deferred and contingent consideration	**(6)**	**(6)**	**(24)**	**—**	**(36)**
Derivative financial instruments liabilities — receipts	**182**	**91**	**211**	**145**	**629**
Derivative financial instruments liabilities — payments	**(196)**	**(98)**	**(232)**	**(160)**	**(686)**
2008					
Borrowings (note 19)	(97)	(39)	(334)	(352)	(822)
Contractual interest payments and finance lease charges	(50)	(49)	(107)	(144)	(350)
Derivative financial instruments liabilities — receipts	319	111	220	211	861
Derivative financial instruments liabilities — payments	(373)	(133)	(269)	(260)	(1,035)

There is no significant difference in the contractual undiscounted value of other financial liabilities from the amounts stated in the balance sheet and balance sheet notes.

(f) Commodity price risk

The Group is exposed to changes in commodity prices, particularly of metals, which has a significant impact on input costs and the overall financial results. The Group seeks to mitigate this exposure in a variety of ways including medium term price agreements, surcharges and advance purchasing. In rare circumstances and only in respect of certain specified risks the Group uses derivative commodity hedging instruments. The impact of such financial instruments in respect of the overall commodity price risk is not material. No amounts were outstanding under commodity contracts at 31 December 2009.

(g) Categories of financial assets and financial liabilities

			Held for trading			
	Loans and receivables £m	Amortised cost £m	Financial assets £m	Financial liabilities £m	Derivatives used for hedging £m	Total £m
2009						
Other receivables and investments	**4**	**—**	**—**	**—**	**—**	**4**
Trade and other receivables	**602**	**—**	**—**	**—**	**—**	**602**
Derivative financial instruments	**—**	**—**	**21**	**(64)**	**—**	**(43)**
Other financial assets	**20**	**—**	**—**	**—**	**—**	**20**
Cash and cash equivalents	**316**	**—**	**—**	**—**	**—**	**316**
Borrowings	**—**	**(636)**	**—**	**—**	**—**	**(636)**
Trade and other payables	**—**	**(688)**	**—**	**—**	**—**	**(688)**
Provisions	**—**	**(35)**	**—**	**—**	**—**	**(35)**
	942	**(1,359)**	**21**	**(64)**	**—**	**(460)**
2008						
Other receivables and investments	4	—	—	—	—	4
Trade and other receivables	600	—	—	—	—	600
Derivative financial instruments	—	—	62	(184)	(8)	(130)
Cash and cash equivalents	114	—	—	—	—	114
Borrowings	—	(822)	—	—	—	(822)
Trade and other payables	—	(717)	—	—	—	(717)
Provisions	—	(5)	—	—	—	(5)
	718	(1,544)	62	(184)	(8)	(956)

Derivative financial instruments are the only category of financial asset and financial liability held at fair value. For the purposes of IFRS 7 these are categorised as a Level 2 fair value measurement.

Notes to the Financial Statements

For the year ended 31 December 2009

21 Derivative financial instruments

	2009				2008			
	Assets		Liabilities		Assets		Liabilities	
	Non-current £m	Current £m	Non-current £m	Current £m	Non-current £m	Current £m	Non-current £m	Current £m
Forward currency contracts								
not hedge accounted	**2**	**5**	**(46)**	**(13)**	3	10	(123)	(48)
hedge accounted	**—**	**1**	**—**	**(1)**	—	—	(2)	(6)
Commodity contracts								
not hedge accounted	**—**	**—**	**—**	**—**	—	—	—	(2)
Embedded derivatives	**14**	**—**	**(5)**	**—**	39	10	(11)	—
	16	**6**	**(51)**	**(14)**	42	20	(136)	(56)

Forward foreign currency contracts, commodity contracts and embedded derivatives are marked to market using published prices, with forward foreign currency contracts and commodity contracts being settled on a net basis. The amounts in respect of embedded derivatives represent commercial contracts between European Aerospace subsidiaries and customers and suppliers outside the USA which are denominated in US dollars.

Hedge accounting

Cash flow hedges

The Group manages exposure to foreign currency fluctuations on outstanding purchase and sale agreements using forward foreign currency contracts. The Group has adopted transactional foreign currency hedge accounting in a limited number of contracts. The net value of forward foreign currency contracts subject to hedge accounting was nil (2008 – £8 million liability). The cash flows and profit impact will occur in 2010 to 2012 (2008 – 2009 to 2012). A £2 million gain was recognised in equity during the year (2008 – £7 million loss) in respect of contracts outstanding at 31 December. An accumulated loss of £5 million (2008 – £1 million accumulated gain) was removed from equity during the year and included in the income statement as a £5 million loss in cost of sales. Cash flow hedging was 100% effective during 2009 and 2008.

Net investment hedging

For the purposes of hedge accounting, net investment hedging was 100% effective during 2008. The net investment hedging policy was suspended in December 2008.

22 Provisions

	Restructuring £m	Warranty £m	Legal and environmental £m	Other £m	Total £m
At 1 January 2009	(30)	(18)	(27)	(28)	(103)
Charge for the year:					
Additions	(107)	(21)	(2)	(7)	(137)
Unused amounts reversed	—	2	1	3	6
Subsidiaries acquired	—	—	—	(34)	(34)
Amounts used	74	5	2	8	89
Currency variations	4	2	2	—	8
At 31 December 2009	**(59)**	**(30)**	**(24)**	**(58)**	**(171)**
Due within one year	(37)	(19)	(17)	(11)	(84)
Due in more than one year	(22)	(11)	(7)	(47)	(87)
	(59)	(30)	(24)	(58)	(171)

Restructuring

Restructuring provisions outstanding at 31 December 2009 relate primarily to the estimated future cash outflows in respect of redundancies and onerous contracts (predominantly leases) arising from Group strategic restructuring programmes, details of the charges in respect of which are included in note 3. Amounts are only set aside when irrevocable commitments exist at the balance sheet date and these invariably reflect actual or constructive contractual arrangements which indicate the amount and most likely timing of flows. Utilisation of the provision due in more than one year is expected as follows: £17 million in 2011; £2 million in 2012; and £3 million from 2013.

Warranty

Provisions set aside for warranty exposures either relate to amounts provided systematically based on historical experience under contractual warranty obligations attaching to the supply of goods or specific provisions created in respect of individual customer issues undergoing commercial resolution and negotiation. In the event of a claim, settlement will be negotiated with the customer based on supply of replacement products and compensation for the customer's associated costs. Amounts set aside represent management's best estimate of the likely settlement and the timing of any resolution with the relevant customer. Utilisation of the provision due in more than one year is estimated as £6 million in 2011 and £5 million in 2012.

Legal and environmental

Legal provisions amounting to £8 million (2008 – £9 million) relate to management estimates of amounts required to settle or remove litigation actions that have arisen in the normal course of business. Further details are not provided to avoid the potential of seriously prejudicing the Group's stance in law. Amounts unused and reversed only arise when the matter is formally settled or when a material change in the litigation action occurs where legal advice confirms lower amounts need to be retained to cover the exposure.

As a consequence of primarily legacy activities a small number of sites in the Group are subject to environmental remediation actions, which in all cases are either agreed formally with relevant local and national authorities and agencies or represent management's view of the likely outcome having taken appropriate expert advice and following consultation with appropriate authorities and agencies. Amounts charged and carried reflect the current best estimates of the likely cost of remediation and inherent timings.

Utilisation of the provision due in more than one year is estimated as £5 million in 2011 and £2 million from 2012.

Other

Other provisions include claims provisions held within the Group's captive insurance company £12 million (2008 – £10 million), provisions held in respect of onerous contracts and leases £2 million (2008 – £6 million), non-beneficial lease rentals £32 million (2008 – nil) and long service non-pension and other employee related obligations arising primarily in the Group's continental European subsidiaries £12 million (2008 – £12 million). Claims provisions and charges are established in accordance with external insurance and actuarial advice. Utilisation of other provisions due in more than one year is expected as follows: £8 million in 2011; £7 million in 2012; £4 million in 2013; £3 million in 2014; and £25 million from 2015.

Vacant leasehold property provisions and non-beneficial lease rentals included in Restructuring and Other provisions above amount to £35 million (2008 – £5 million).

Notes to the Financial Statements

For the year ended 31 December 2009

23 Share capital

	Authorised 2009 £m	Authorised 2008 £m	Issued 2009 £m	Issued 2008 £m
Ordinary shares of 50p each	–	450	–	372
Ordinary shares of 10p each	**310**	–	**159**	–
Deferred shares of 40p each	**298**	–	**298**	–
Total nominal value of shares	**608**	450	**457**	372

	Notes	Authorised 2009 Number 000s	Authorised 2008 Number 000s	Issued 2009 Number 000s	Issued 2008 Number 000s
Ordinary shares of 50p each					
At 1 January		**900,000**	900,000	**743,904**	743,699
Increase in authorised share capital	i	**316,000**	–	–	–
Capital reorganisation	ii	**(1,216,000)**	–	**(743,904)**	–
Shares issued under share option schemes		–	–	–	205
At 31 December		–	900,000	–	743,904
Ordinary shares of 10p each					
At 1 January		–	–	–	–
Capital reorganisation	ii	**3,104,384**	–	**743,904**	–
Rights issue	iii	–	–	**846,624**	–
Shares issued under share option schemes		–	–	–	–
At 31 December		**3,104,384**	–	**1,590,528**	–
Deferred shares of 40p each					
At 1 January		–	–	–	–
Capital reorganisation	ii	**743,904**	–	**743,904**	–
At 31 December		**743,904**	–	**743,904**	–
At 31 December (ordinary and deferred)		**3,848,288**	900,000	**2,334,432**	743,904

Notes

(i) An ordinary resolution was passed at the Annual General Meeting held on 7 May 2009 to increase the authorised share capital of the Company from £450,000,000 to £608,000,000 by the creation of 316,000,000 ordinary shares of 50p each.

(ii) A special resolution was passed at a General Meeting held on 6 July 2009 to sub-divide each issued ordinary share of 50p into one ordinary share of 10p and one deferred share of 40p, and each unissued ordinary share of 50p into five ordinary shares of 10p. The deferred shares are not listed, have no voting or dividend rights, and only very limited rights on a return of capital. A resolution to approve the purchase and subsequent cancellation of the deferred shares will be put to shareholders at the 2010 Annual General Meeting.

(iii) On 22 July 2009 the Company issued 846,623,629 ordinary shares of 10p each by way of a 6 for 5 rights issue at a price of 50p per share. The rights issue generated net proceeds of £403 million after costs of £20 million.

23 Share capital *continued*

At the 2009 Annual General Meeting, a special resolution was passed enabling the Company to purchase up to a maximum of 70.5 million of its own ordinary shares (representing 10% of the issued share capital of the Company as at 31 December 2008 excluding shares held in treasury) for a period ending on the earlier of the next Annual General Meeting or 1 July 2010, provided that certain conditions relating to purchase price are met. A special resolution passed at a General Meeting held on 6 July 2009 increased the maximum amount which can be purchased to 155.2 million ordinary shares to reflect the capital reorganisation and rights issue. The notice of the 2010 Annual General Meeting proposes that shareholders approve a resolution updating and renewing this authority. Shares in the Company may also be purchased by the GKN Employees' Share Ownership Plan Trust.

At 31 December 2009 there were 38,199,579 ordinary shares of 10p each and 38,384,253 deferred shares of 40p each (total nominal value £19.2 million (2008 – £19.2 million)) held as treasury shares. No shares were purchased in the open market during 2009 or 2008. A total of 184,674 ordinary shares of 10p each were transferred out of treasury during 2009 to satisfy the exercise of options by former employees under share option schemes. The remaining treasury shares, which represented 4.2% (2008 – 5.2%) of the called up share capital at the end of the year, have not been cancelled but are held as treasury shares and represent a deduction from shareholders' equity.

During the year shares issued under the share option schemes generated less than £1 million (2008 – less than £1 million).

24 Acquisitions

On 5 January 2009, the Group acquired the trade and assets of the wing component manufacturing and assembly operation of Airbus UK which is located on the Airbus Filton site in the UK ('Filton').

		IFRS carrying values at acquisition £m	Fair value adjustments £m	Fair values £m
Intangible assets	— order book	—	5	5
	— customer relationships	—	79	79
Property, plant and equipment		48	9	57
Inventories		38	(2)	36
Trade and other receivables		—	—	—
Trade and other payables		—	—	—
Provisions	— post-employment obligations	—	(20)	(20)
	— other	—	(34)	(34)
Deferred tax		—	1	1
Cash and cash equivalents		—	—	—
		86	38	124
Goodwill				8
Total fair value of consideration				132
Consideration satisfied by:				
Cash				94
Deferred and contingent consideration				32
Directly attributable costs				6
				132

Goodwill is attributable to the value of the assembled workforce, expectation of winning future contracts with Airbus, gaining customer relationships with other customers and synergies. No technological rights or marketing related assets were acquired.

Notes to the Financial Statements

For the year ended 31 December 2009

24 Acquisitions *continued*

Fair value adjustments to 'Provisions — other' relate to non-beneficial lease rentals. The Group was apportioned floor area for the wing component manufacturing and assembly operation out of the larger Airbus headlease. The freeholder is a third party and the full above market rental cost of the apportioned Airbus headlease rental is required by covenant with the freeholder to be passed from Airbus to the Group. The Group is committed to the lease for the remaining seventeen year term of the headlease. The provision has been discounted.

The fair value of deferred and contingent consideration recognised upon acquisition includes £8 million (£9 million undiscounted) of consideration contingent upon Filton achieving certain levels of sales in 2013, 2014 and 2015. The undiscounted contingent consideration payable ranges from nil to £9 million.

The acquisition date coincided with the first day of operations in 2009. During the year Filton contributed sales of £330 million and trading profit of £40 million.

25 Cash flow reconciliations

Cash generated from operations	2009 £m	2008 £m
Operating profit/(loss)	**39**	(86)
Adjustments for:		
Depreciation, impairment and amortisation of fixed assets		
Charged to trading profit		
Depreciation	**193**	165
Impairment	**2**	1
Amortisation	**11**	10
Amortisation of non-operating intangible assets arising on business combinations	**24**	10
Restructuring and impairment charges	**9**	127
Changes in fair value of derivative and other financial instruments	**(71)**	133
Amortisation of capital grants	**(1)**	(2)
Net profits on sale of fixed assets	**(6)**	(1)
Profits and losses on sale or closures of businesses	**(2)**	—
Charge for share-based payments	**2**	2
Movement in post-employment obligations	**(45)**	(26)
Change in inventories	**133**	7
Change in receivables	**(36)**	93
Change in payables and provisions	**36**	(105)
	288	328
Movement in net debt		
Net movement in cash and cash equivalents	**194**	(156)
Net movement in other borrowings	**93**	(79)
Bond buy-back	**124**	—
Finance leases	**1**	9
Currency variations	**(4)**	24
Subsidiaries acquired and sold	**—**	—
Movement in year	**408**	(202)
Net debt at beginning of year	**(708)**	(506)
Net debt at end of year	**(300)**	(708)
Reconciliation of cash and cash equivalents		
Cash and cash equivalents per balance sheet	**316**	114
Bank overdrafts included within 'current liabilities — borrowings'	**(28)**	(20)
Cash and cash equivalents per cash flow	**288**	94

26 Post-employment obligations

Post-employment obligations as at the year end comprise:		2009 £m	2008 £m
Pensions	— funded	**(597)**	(417)
	— unfunded	**(345)**	(348)
Medical	— funded	**(13)**	(18)
	— unfunded	**(41)**	(51)
		(996)	(834)

The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world. The main externally funded defined benefit pension schemes operate in the UK, US and Japan. In Europe, funds are retained within certain businesses to provide defined benefit pension benefits. In addition, in the US and UK a number of retirement plans are operated which provide certain employees with post-employment medical benefits.

(a) Defined benefit schemes — measurement and assumptions

Independent actuarial valuations of all major defined benefit scheme assets and liabilities were carried out at 31 December 2009. The present value of the defined benefit obligation, the related current service cost and the past service cost were measured using the projected unit credit method.

Key assumptions were:

	UK %	Americas %	Europe %	ROW %
2009				
Rate of increase in pensionable salaries	**4.25**	**3.5**	**2.50**	**3.5**
Rate of increase in payment and deferred pensions	**3.40**	**2.0**	**1.75**	**n/a**
Discount rate	**5.70**	**6.0**	**5.40**	**2.0**
Inflation assumption	**3.25**	**2.5**	**1.75**	**1.0**
Rate of increases in medical costs:				
initial/long term	**7.0/4.5**	**9.0/5.0**	**n/a**	**n/a**
2008				
Rate of increase in pensionable salaries	3.9	3.5	2.50	3.5
Rate of increase in payment and deferred pensions	3.0	2.0	1.75	n/a
Discount rate	6.5	5.8	6.00	2.0
Inflation assumption	2.9	2.5	1.75	1.0
Rate of increases in medical costs:				
initial/long term	6.6/4.5	9.0/5.0	n/a	n/a

The discount rates in the table above for the UK and Europe were referenced against specific iBoxx indices, whilst the Citigroup liability index was the reference point for the USA discount rate. The reference for the UK discount rate was the yield as at 31 December on the iBoxx GBP Corporate rated AA bonds with a maturity of 15 years plus. The reference for the European discount rate was the yield as at 31 December on the iBoxx Euro Corporate rated AA bonds with a maturity of 10 years plus of 5.1%, adjusted to reflect the duration of liabilities. For the USA, the discount rate matched the Citigroup liability index as at 31 December 2009 of 6.0%.

The underlying mortality assumptions for the major schemes are as follows:

United Kingdom

Such is the size and profile of the UK scheme that data on the scheme's mortality experience is collected and reviewed annually. The key current year mortality assumptions for the scheme use PA92 (Year of Birth) tables with a plus 2.5 year age adjustment to reflect actual mortality experience for the scheme together with medium cohort projected improvement in longevity. Using these assumptions a male aged 65 lives for a further 19.8 years, whilst a male aged 40 is expected to live a further 21 years after retiring at 65. The prior period valuations used the same mortality assumptions.

Notes to the Financial Statements
For the year ended 31 December 2009

26 Post-employment obligations *continued*

Overseas

In the USA, CL2009 tables have been used whilst in Germany the RT2005-G tables have again been used. In the USA the longevity assumption for a male aged 65 is that he lives a further 19 years whilst in Germany for a further 18.1 years. The longevity assumption for a US male currently aged 40 is that he also lives for a further 19 years once attaining 65 years, with the German equivalent assumption being 18.2 years. These assumptions are based solely on the prescribed tables not on actual GKN experience.

Assumption sensitivity analysis

The impact of a one percentage point movement in the primary assumptions on the defined benefit net obligations as at 31 December 2009 is set out below:

	UK		Americas		Europe		ROW	
	Liabilities £m	Income statement £m	Liabilities £m	Income statement £m	Liabilities £m	Income statement £m	Liabilities £m	Income statement £m
Discount rate +1%	341	4.2	40	(0.1)	43	0.2	4	0.2
Discount rate -1%	(406)	(1.7)	(49)	0.4	(54)	(0.1)	(4)	(0.2)
Rate of inflation +1%	(324)	(24.8)	—	—	(32)	(2.5)	—	—
Rate of inflation -1%	292	21.7	—	—	29	2.1	—	—
Rate of increase in medical costs +1%	(1)	—	(1)	—	—	—	—	—
Rate of increase in medical costs -1%	1	—	1	—	—	—	—	—

A 1% underpin to Medium Cohort annual improvements in mortality for the UK scheme increases liabilities by £63 million.

(b) Defined benefit schemes — reporting

The amounts included in operating profit are:

	Trading profit			
	Employee benefit expense £m	Redundancy and other employment amounts £m	Restructuring and impairment charges £m	Total £m
2009				
Current service cost	**(34)**	**—**	**—**	**(34)**
Past service cost	**5**	**—**	**(1)**	**4**
Settlement/curtailments	**7**	**—**	**—**	**7**
	(22)	**—**	**(1)**	**(23)**
2008				
Current service cost	(35)	—	—	(35)
Past service cost	(1)	(1)	(1)	(3)
Settlement/curtailments	12	—	—	12
	(24)	(1)	(1)	(26)

The 2009 past service credit of £5 million largely relates to changes to life insurance arrangements in the USA, whilst the charge of £1 million relates to augmentations arising in the UK on redundancy programmes. The 2008 past service cost charge relates to augmentations arising in the UK on redundancy programmes and additional charges in respect of a continental European subsidiary.

The 2009 settlement/curtailment credit arises from the closure of two pension schemes to future accrual in the USA together with the impact of redundancy programmes in Japan. The 2008 credit in settlements/curtailments was in respect of changes to freeze pension benefit entitlements in Driveline and Powder Metallurgy businesses in the USA.

26 Post-employment obligations *continued*

The amounts recognised in the balance sheet are:

	2009					
	UK £m	Americas £m	Europe £m	ROW £m	Total £m	2008 £m
Present value of funded obligations	**(2,429)**	**(318)**	**(20)**	**(33)**	**(2,800)**	(2,444)
Fair value of plan assets	**1,930**	**215**	**27**	**18**	**2,190**	2,009
Net obligations recognised in the balance sheet	**(499)**	**(103)**	**7**	**(15)**	**(610)**	(435)

The contributions expected to be paid by the Group during 2010 to the UK schemes is £60 million and to overseas schemes £33 million.

Cumulative actuarial gains and losses recognised in equity are as follows:

	2009 £m	2008 £m
At 1 January	**(144)**	242
Net actuarial gains/(losses) in year	**(190)**	(386)
At 31 December	**(334)**	(144)

Post-employment obligations

Movement in schemes' obligations (funded and unfunded) during the year	UK £m	Americas £m	Europe £m	ROW £m	Total £m
At 1 January 2009	**(2,043)**	**(401)**	**(353)**	**(46)**	**(2,843)**
Subsidiaries acquired	**(20)**	**—**	**—**	**—**	**(20)**
Current service cost	**(20)**	**(5)**	**(6)**	**(3)**	**(34)**
Interest	**(129)**	**(21)**	**(19)**	**(1)**	**(170)**
Contributions by participants	**(4)**	**—**	**—**	**—**	**(4)**
Actuarial gains and losses	**(346)**	**5**	**(22)**	**1**	**(362)**
Benefits paid	**123**	**15**	**17**	**3**	**158**
Past service cost	**(1)**	**6**	**(1)**	**—**	**4**
Curtailments	**—**	**6**	**—**	**1**	**7**
Currency variations	**—**	**40**	**32**	**6**	**78**
At 31 December 2009	**(2,440)**	**(355)**	**(352)**	**(39)**	**(3,186)**
At 1 January 2008	(2,264)	(270)	(268)	(24)	(2,826)
Current service cost	(20)	(7)	(5)	(3)	(35)
Interest	(131)	(18)	(16)	(1)	(166)
Contributions by participants	(7)	—	—	—	(7)
Actuarial gains and losses	258	(22)	10	(2)	244
Benefits paid	123	12	15	2	152
Past service cost	(2)	1	(2)	—	(3)
Curtailments	—	12	—	—	12
Currency variations	—	(109)	(87)	(18)	(214)
At 31 December 2008	(2,043)	(401)	(353)	(46)	(2,843)

Notes to the Financial Statements
For the year ended 31 December 2009

26 Post-employment obligations *continued*

Movement in schemes' assets during the year

	UK £m	Americas £m	Europe £m	ROW £m	Total £m
At 1 January 2009	**1,759**	**202**	**29**	**19**	**2,009**
Subsidiaries acquired	**—**	**—**	**—**	**—**	**—**
Expected return on assets	**106**	**13**	**2**	**—**	**121**
Actuarial gains and losses	**152**	**21**	**(1)**	**—**	**172**
Contributions by Group	**32**	**15**	**1**	**3**	**51**
Contributions by participants	**4**	**—**	**—**	**—**	**4**
Benefits paid	**(123)**	**(15)**	**(1)**	**(2)**	**(141)**
Currency variations	**—**	**(21)**	**(3)**	**(2)**	**(26)**
At 31 December 2009	**1,930**	**215**	**27**	**18**	**2,190**
At 1 January 2008	2,248	212	21	14	2,495
Expected return on assets	144	17	1	1	163
Actuarial gains and losses	(539)	(87)	—	(4)	(630)
Contributions by Group	22	12	1	2	37
Contributions by participants	7	—	—	—	7
Benefits paid	(123)	(11)	(1)	(2)	(137)
Currency variations	—	59	7	8	74
At 31 December 2008	1,759	202	29	19	2,009

The defined benefit obligation is analysed between funded and unfunded schemes as follows:

	2009					
	UK £m	**Americas £m**	**Europe £m**	**ROW £m**	**Total £m**	2008 £m
Funded	**(2,429)**	**(318)**	**(20)**	**(33)**	**(2,800)**	(2,444)
Unfunded	**(11)**	**(37)**	**(332)**	**(6)**	**(386)**	(399)
	(2,440)	**(355)**	**(352)**	**(39)**	**(3,186)**	(2,843)

The fair value of the assets in the schemes and the expected rates of return were:

	UK		Americas		Europe		ROW	
	Long term rate of return expected %	Value £m	Long term rate of return expected %	Value £m	Long term rate of return expected %	Value £m	Long term rate of return expected %	Value £m
2009								
Equities (inc. Hedge Funds)	**7.8**	**696**	**8.5**	**143**	**—**	**—**	**5.70**	**8**
Bonds	**5.3**	**1,054**	**4.2**	**67**	**—**	**—**	**1.35**	**7**
Property	**6.6**	**82**	**—**	**—**	**—**	**—**	**—**	**—**
Cash/short term mandate	**0.5**	**67**	**3.2**	**5**	**—**	**—**	**—**	**2**
Other assets	**5.7**	**31**	**—**	**—**	**5.1**	**27**	**1.25**	**1**
		1,930		**215**		**27**		**18**
2008								
Equities (inc. Hedge Funds)	8.0	667	8.5	125	—	—	5.6	7
Bonds	5.3	912	5.5	70	—	—	1.6	8
Property	6.8	80	—	—	—	—	—	—
Cash/short term mandate	2.0	74	4.4	7	—	—	1.1	2
Other assets	6.5	26	—	—	5.6	29	0.9	2
		1,759		202		29		19

26 Post-employment obligations *continued*

The expected return on plan assets is a blended average of projected long term returns for the various asset classes. Equity returns are developed based on the selection of the equity risk premium above the risk-free rate which is measured in accordance with the yield on government bonds. Bond returns are selected by reference to the yields on government and corporate debt, as appropriate to the plan's holdings of these instruments, all other asset classes returns are determined by reference to current experience.

The actual return on plan assets was £293 million (2008 – £467 million negative).

History of experience gains and losses

	UK	Americas	Europe	ROW
2009				
Experience adjustments arising on scheme assets:				
Amount — £m	**152**	**21**	**(1)**	**–**
Percentage of scheme assets	**7.9%**	**9.8%**	**(3.7%)**	**–**
Experience gains/(losses) on scheme liabilities:				
Amount — £m	**–**	**1**	**6**	**–**
Percentage of the present value of scheme liabilities	**–**	**0.3%**	**1.7%**	**–**
Present value of scheme liabilities — £m	**(2,440)**	**(355)**	**(352)**	**(39)**
Fair value of scheme assets — £m	**1,930**	**215**	**27**	**18**
Deficit — £m	**(510)**	**(140)**	**(325)**	**(21)**
2008				
Experience adjustments arising on scheme assets:				
Amount — £m	(539)	(86)	–	(4)
Percentage of scheme assets	(30.6%)	(43.1%)	–	(21.0%)
Experience gains/(losses) on scheme liabilities:				
Amount — £m	7	2	(5)	–
Percentage of the present value of scheme liabilities	0.3%	0.5%	(1.4%)	–
Present value of scheme liabilities — £m	(2,043)	(401)	(353)	(46)
Fair value of scheme assets — £m	1,759	202	29	19
Deficit — £m	(284)	(199)	(324)	(27)
2007				
Experience adjustments arising on scheme assets:				
Amount — £m	21	–	(1)	(1)
Percentage of scheme assets	0.9%	–	(4.8%)	(7.1%)
Experience gains/(losses) on scheme liabilities:				
Amount — £m	(7)	4	(3)	–
Percentage of the present value of scheme liabilities	(0.3%)	1.6%	(1.4%)	–
Present value of scheme liabilities — £m	(2,264)	(270)	(268)	(24)
Fair value of scheme assets — £m	2,248	212	21	14
Deficit — £m	(16)	(58)	(247)	(10)
2006				
Experience adjustments arising on scheme assets:				
Amount — £m	35	15	(1)	–
Percentage of scheme assets	1.6%	7.6%	(4.5%)	–
Experience gains/(losses) on scheme liabilities:				
Amount — £m	15	–	–	(1)
Percentage of the present value of scheme liabilities	0.6%	–	–	(6.7%)
Present value of scheme liabilities — £m	(2,375)	(301)	(277)	(23)
Fair value of scheme assets — £m	2,187	196	19	13
Deficit — £m	(188)	(105)	(258)	(10)

Notes to the Financial Statements

For the year ended 31 December 2009

26 Post-employment obligations *continued*

History of experience gains and losses continued

	UK	Americas	Europe	ROW
2005				
Experience adjustments arising on scheme assets:				
Amount — £m	187	(1)	1	2
Percentage of scheme assets	9.7%	(0.7%)	5.0%	14.7%
Experience gains/(losses) on scheme liabilities:				
Amount — £m	(22)	3	(5)	(1)
Percentage of the present value of scheme liabilities	(0.9%)	0.9%	(1.8%)	(3.0%)
Present value of scheme liabilities — £m	(2,381)	(316)	(284)	(23)
Fair value of scheme assets — £m	1,915	170	20	14
Deficit — £m	(466)	(146)	(264)	(9)

(c) Defined contribution schemes

The Group operates a number of defined contribution schemes outside the United Kingdom. The charge to the income statement in the year was £13 million (2008 – £14 million).

27 Contingent assets and liabilities

Aside from the unrecognised contingent asset referred to in note 5 in respect of Franked Investment Income, there were no other material contingent assets at 31 December 2009.

At 31 December 2009 the Group had no contingent liabilities in respect of bank and other guarantees (2008 – £13 million). In the case of certain businesses performance bonds and customer finance obligations have been entered into in the normal course of business.

28 Operating lease commitments — minimum lease payments

The minimum lease payments which the Group is committed to make at 31 December are:

	2009		2008	
	Property £m	Vehicles, plant and equipment £m	Property £m	Vehicles, plant and equipment £m
Payments under non-cancellable operating leases				
Within one year	**30**	**10**	27	12
Later than one year and less than five years	**82**	**18**	69	23
After five years	**118**	**2**	55	3
	230	**30**	151	38

29 Capital expenditure

Contracts placed against capital expenditure sanctioned at 31 December 2009 so far as not provided by subsidiaries amounted to £84 million (2008 – £84 million) and the Group's share not provided by joint ventures amounted to £1 million (2008 – £1 million).

30 Related party transactions

In the ordinary course of business, sales and purchases of goods take place between subsidiaries and joint venture companies priced on an 'arm's length' basis. Sales by subsidiaries to joint ventures in 2009 totalled £62 million (2008 – £74 million). The amount due at the year end in respect of such sales was £14 million (2008 – £11 million). Purchases by subsidiaries from joint ventures in 2009 totalled £4 million (2008 – £11 million). The amount due at the year end in respect of such purchases was nil (2008 – £3 million).

At 31 December 2009 a Group subsidiary had £1 million receivable (2008 – nil) from a joint venture in respect of a loan facility bearing interest at six month LIBOR plus 1%.

31 Post-balance sheet event

In February 2010 the Group announced its intention to exit its OffHighway axles operations. In 2009 the axles operations reported a trading loss of £4 million, over 30% of the OffHighway trading loss for the year. All exit options are being explored. The results of this business will be reported and disclosed separately in 2010.

Independent Auditors' Report to the Members of GKN plc

We have audited the Company financial statements of GKN plc for the year ended 31 December 2009 which comprise the Balance Sheet and the related notes. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

Respective responsibilities of Directors and auditors

As explained more fully in the statement of Directors' responsibilities on page 63, the Directors are responsible for the preparation of the Company financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the Company financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the Company's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Company's circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the Directors; and the overall presentation of the financial statements.

Opinion on financial statements

In our opinion the Company financial statements:

> give a true and fair view of the state of the Company's affairs as at 31 December 2009;

> have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and

> have been prepared in accordance with the requirements of the Companies Act 2006.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

> the part of the Directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006; and

> the information given in the Directors' report for the financial year for which the Company financial statements are prepared is consistent with the Company financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

> adequate accounting records have not been kept by the Company, or returns adequate for our audit have not been received from branches not visited by us; or

> the Company financial statements and the part of the Directors' remuneration report to be audited are not in agreement with the accounting records and returns; or

> certain disclosures of Directors' remuneration specified by law are not made; or

> we have not received all the information and explanations we require for our audit.

Other matter

We have reported separately on the Group financial statements of GKN plc for the year ended 31 December 2009.

Roy Hodson
(Senior Statutory Auditor)
for and on behalf of
PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
Birmingham
24 February 2010

Balance Sheet of GKN plc

At 31 December 2009

	Notes	2009 £m	2008 £m
Fixed assets			
Investment in subsidiaries at cost	3	**3,569**	3,567
Current assets			
Amounts due from subsidiaries		**10**	49
Current liabilities — Amounts due within one year			
Amounts owed to subsidiaries		**(2,188)**	(2,640)
		(2,188)	(2,640)
Net current liabilities		**(2,178)**	(2,591)
Total assets less current liabilities		**1,391**	976
Net assets		**1,391**	976
Capital and reserves			
Share capital	5	**457**	372
Share premium account	5	**9**	29
Profit and loss account	2, 4	**925**	575
		1,391	976

The financial statements on pages 120 to 122 were approved by the Board of Directors and authorised for issue on 24 February 2010. They were signed on its behalf by:

Sir Kevin Smith, William Seeger — Directors

Notes to the Financial Statements of GKN plc

1 Significant accounting policies and basis of preparation

The separate financial statements of the Company are presented as required by the Companies Act 2006. They have been prepared under the historical cost convention except where other measurement bases are required to be applied and in accordance with applicable United Kingdom Accounting Standards and law. In accordance with FRS 1 (revised 1996) and FRS 8 the Company has taken advantage of the exemptions not to prepare a cash flow statement and not to disclose transactions with related parties. As the consolidated financial statements have been prepared in accordance with IFRS 7, the Company is exempt from the disclosure requirements of FRS 29. Other new accounting standards issued by the Accounting Standards Board and effective from 1 January 2009 have had no impact on the financial statements of the Company.

The principal accounting policies are summarised below. They have been applied consistently in both years presented.

Investments

Fixed asset investments in subsidiaries are shown at cost less provision for impairment.

Treasury shares

GKN shares which have been purchased and not cancelled are held as treasury shares and deducted from shareholders' equity.

Share-based payments

Equity-settled share-based payments are measured at fair value at the date of grant. The Company has no employees. Equity-settled share-based payments that are made available to employees of the Company's subsidiaries are treated as increases in equity over the vesting period of the award, with a corresponding increase in the Company's investments in subsidiaries, based on an estimate of the number of shares that will eventually vest.

Profit and loss account

Interest income is recognised using the effective interest method. Dividend income is recognised when the right to receive payment is established. Current tax is recognised in the profit and loss account unless items relate to equity.

Dividends

The annual final dividend is not provided for until approved at the Annual General Meeting whilst interim dividends are charged in the period they are paid.

2 Profit and loss account

As permitted by section 408 of the Companies Act 2006 the Company has elected not to present its own profit and loss account for the year. The profit for the year ended 31 December 2009 was £10 million (2008 – £151 million).

Auditors' remuneration for audit services to the Company was £0.7 million (2008 – £0.7 million).

Notes to the Financial Statements of GKN plc

3 Fixed asset investments

	2009 £m	2008 £m
At 1 January	**3,567**	3,565
Additions — share-based payments	**2**	2
Additions — preference shares	**403**	—
Redemption — preference shares	**(403)**	—
At 31 December	**3,569**	3,567

Principal subsidiary and joint venture companies, the investments in which are held through intermediate holding companies, are shown on pages 124 and 125.

4 Reserves

	Other reserves £m	Profit and loss account £m
At 1 January 2009	—	575
Rights issue	338	—
Profit for the year	—	10
Share-based payments	—	2
Transfers	(338)	338
At 31 December 2009	**—**	**925**

5 Reconciliation of movements in shareholders' funds

	£m
At 1 January 2009	976
Net proceeds from rights issue	403
Profit for the year	10
Share-based payments	2
At 31 December 2009	**1,391**

Details of the rights issue, share capital, share premium and dividends paid by GKN plc are disclosed in notes 9 and 23 to the Group financial statements.

Group Financial Record

	2009 £m	2008 £m	2007 £m	2006‡ £m	2005† £m
Consolidated income statements					
Sales — continuing subsidiaries	**4,223**	4,376	3,869	3,634	3,648
Trading profit	**129**	201	277	251	229
Restructuring and impairment charges	**(144)**	(153)	(31)	(74)	(98)
Amortisation of non-operating intangible assets arising on business combinations	**(24)**	(10)	(8)	(3)	(1)
Profits and losses on sale or closures of businesses	**2**	—	(7)	(4)	1
Change in value of derivative and other financial instruments	**76**	(124)	(10)	33	(33)
Operating profit/(loss)	**39**	(86)	221	203	98
Share of post-tax earnings of continuing joint ventures	**21**	6	24	17	10
Net financing costs	**(114)**	(50)	(46)	(38)	(35)
Profit/(loss) before taxation from continuing operations	**(54)**	(130)	199	182	73
Taxation	**15**	10	(1)	(5)	(14)
Profit/(loss) after taxation from continuing operations	**(39)**	(120)	198	177	59
Share of post-tax earnings of joint ventures	**—**	—	—	—	—
Profit on disposal of joint ventures after taxation	**5**	13	—	—	—
Profit/(loss) after taxation from discontinued operations	**5**	13	—	—	—
Profit/(loss) for the year	**(34)**	(107)	198	177	59
Less: profit attributable to non-controlling interests	**(2)**	(2)	(2)	—	(4)
Profit/(loss) attributable to equity shareholders	**(36)**	(109)	196	177	55
Management profit before taxation*	**83**	170	258	234	226
Earnings per share — p§					
As reported	**(3.2)**	(11.7)	18.8	16.9	5.2
As adjusted*	**5.5**	16.0	23.5	20.3	16.6
Dividend per share — p§	**—**	3.0	9.1	8.6	8.2
Consolidated balance sheets — condensed					
Goodwill	**338**	367	280	244	241
Other intangible assets	**187**	153	136	112	54
Property, plant and equipment	**1,636**	1,797	1,462	1,354	1,364
Investments in joint ventures	**112**	119	100	83	81
Inventories	**563**	718	552	470	467
Trade and other receivables and investments	**668**	668	593	544	587
Trade and other payables	**(970)**	(1,010)	(868)	(772)	(819)
Provisions	**(171)**	(103)	(96)	(119)	(135)
	2,363	2,709	2,159	1,916	1,840
Net borrowings	**(300)**	(708)	(506)	(426)	(65)
Current tax (net)	**(66)**	(98)	(102)	(93)	(109)
Deferred tax (net)	**14**	(11)	(19)	51	112
Derivative financial instruments (net)	**(43)**	(130)	(5)	21	(22)
Post-employment obligations	**(996)**	(834)	(331)	(561)	(885)
Assets less liabilities held for sale (excluding borrowing)	**—**	—	—	—	30
Net assets	**972**	928	1,196	908	901

* Management profit before taxation and earnings per share exclude the impact of restructuring and impairment costs, profits and losses on sale or closures of businesses, amortisation of non-operating intangible assets arising on business combination, change in value of derivative and other financial instruments, other net financing charges and discontinued operations.
† As restated for separate presentation of amortisation of non-operating intangibles.
‡ As restated for reclassification of the trading results of the UK cylinder liner manufacturing operation within the caption 'profits and losses on sale or closures of businesses'.
§ As restated in 2005–2008 for the bonus issue inherent in the rights issue that was approved on 6 July 2009.

Principal Subsidiaries and Joint Ventures

At 31 December 2009

Automotive

Driveline

Europe

GKN Automotive Ltd *England*
GKN Driveline Birmingham Ltd *England*
GKN Driveline Walsall Ltd *England*
GKN Driveline SA *France*
GKN Driveline Deutschland GmbH *Germany*
GKN Driveline Trier GmbH *Germany*
GKN Gelenkwellenwerk Kaiserslautern GmbH *Germany*
GKN Driveline Bruneck AG *Italy*
GKN Driveline Firenze SpA *Italy*
GKN Driveline Polska Sp. z o.o. *Poland*
GKN Driveline Slovenija d.o.o. *Slovenia*
GKN Driveline España SA *Spain*
GKN Driveline Legazpi SA *Spain*
GKN Driveline Vigo SA *Spain*
GKN Driveline Zumaia SA *Spain*
GKN Eskisehir Automotive Products Manufacture and Sales A.S. *Turkey*

Americas

GKN do Brasil Ltda *Brazil*
Transejes Transmisiones Homocinéticas de Colombia SA (49%) *Colombia*
GKN Driveline Celaya SA de CV *Mexico*
GKN Driveline Villagran SA de CV *Mexico*
GKN Driveline Uruguay SA *Uruguay*
GKN Driveline Bowling Green Inc *USA*
GKN Driveline North America Inc *USA*

Rest of World

Unidrive Pty Ltd (60%) *Australia*
GKN Driveline Torque Technology (Shanghai) Co Ltd *China*
GKN Driveshaft (Chongqing) Ltd (34.5%) *China*
Shanghai GKN Drive Shaft Company Ltd (50%) *China*
GKN Driveline (India) Ltd (97%) *India*
GKN Driveline Torque Technology KK *Japan*
GKN Driveline Utsunomiya Ltd *Japan*
GKN JTEKT Ltd (49%) *Japan*
Viscodrive Japan KK *Japan*
GKN Driveline Malaysia Sdn Bhd (68.4%) *Malaysia*
GKN Driveline Singapore Pte Ltd *Singapore*
GKN Driveline Korea Ltd *South Korea*
Taiway Ltd (36.25%) *Taiwan*
GKN Driveline (Thailand) Ltd *Thailand*
GKN Driveline JTEKT Manufacturing Ltd (51%) *Thailand*
GKN JTEKT (Thailand) Ltd (49%) *Thailand*

Industrial and Distribution Services

GKN Service International GmbH *Germany*
Other companies in Europe

Other Automotive

GKN Zhongyuan Cylinder Liner Company Ltd (59%) *China*
Chassis Systems Ltd (50%) *England*
GKN AutoStructures Ltd *England*
Emitec Gesellschaft für Emissionstechnologie mbH (50%) *Germany*
Emitec Produktion Eisenach GmbH (50%) *Germany*
Emitec Inc (50%) *USA*

Other companies

GKN Freight Services Ltd *England*
GKN Driveline International GmbH *Germany*
GKN Japan Ltd *Japan*
Export and representation companies in Europe and USA
Research and Product Development centres in Germany, USA and Japan

Powder Metallurgy

Hoeganaes

Hoeganaes Corporation Europe GmbH *Germany*
Hoeganaes Corporation Europe SA *Romania*
Hoeganaes Corporation *USA*

Sinter Metals

Europe

GKN Sinter Metals Holdings Ltd *England*
GKN Sinter Metals Components GmbH *Germany*
GKN Sinter Metals Engineering GmbH *Germany*
GKN Sinter Metals Filters GmbH Radevormwald *Germany*
GKN Sinter Metals GmbH Bad Brückenau *Germany*
GKN Sinter Metals GmbH Bad Langensalza *Germany*
GKN Sinter Metals GmbH Radevormwald *Germany*
GKN Sinter Metals Holding GmbH *Germany*
GKN Sinter Metals SpA *Italy*

Americas

GKN Sinter Metals de Argentina SA *Argentina*
GKN Sinter Metals Ltda *Brazil*
GKN Sinter Metals St Thomas Ltd *Canada*
GKN Sinter Metals LLC *USA*

Rest of World

GKN Danyang Industries Company Ltd *China*
GKN Sinter Metals Private Ltd *India*
GKN Sinter Metals Cape Town (Pty) Ltd *South Africa*

Aerospace

Europe

Composite Technology and Applications Ltd (49%) *England*
GKN Aerospace Services Ltd *England*
GKN CEDU Ltd *England*
GKN Aerospace La Pacaudière SAS *France*
GKN Holdings Deutschland GmbH *Germany*

Americas

GKN Aerospace Transparency Systems do Brasil Ltda *Brazil*
ASTECH Engineered Products Inc *USA*
GKN Aerospace Bandy Machining Inc *USA*
GKN Aerospace Chem-tronics Inc *USA*
GKN Aerospace Cincinnati Inc *USA*
GKN Aerospace Monitor Inc *USA*
GKN Aerospace Muncie Inc *USA*
GKN Aerospace New England Inc *USA*
GKN Aerospace North America Inc *USA*
GKN Aerospace Precision Machining Inc *USA*
GKN Aerospace Transparency Systems Inc *USA*
GKN Westland Aerospace Inc *USA*

Rest of World

GKN Aerospace Engineering Services Pty Ltd *Australia*
GKN Aerospace Transparency Systems (Thailand) Ltd *Thailand*

OffHighway

Europe

GKN Walterscheid Belgium BVBA *Belgium*
GKN Walterscheid Service & Distribution A/S *Denmark*
GKN Wheels Nagbøl A/S *Denmark*
GKN OffHighway Ltd *England*
GKN Walterscheid Getriebe GmbH *Germany*
GKN Walterscheid GmbH *Germany*
GKN FAD SpA *Italy*
GKN Geplasmetal SA *Spain*

Americas

GKN Armstrong Wheels Inc *USA*
GKN Rockford Inc *USA*
GKN Walterscheid Inc *USA*

Rest of World

GKN Wheels (Liuzhou) Company Ltd *China*
Matsui-Walterscheid Ltd (40%) *Japan*

Corporate

Europe

GKN (United Kingdom) plc *England*
GKN Holdings plc *England*
GKN Industries Ltd *England*
GKN UK Investments Ltd *England*
Ipsley Insurance Ltd *Isle of Man*
Gate Capital (Jersey) Ltd *Jersey*

Americas

GKN America Corp *USA*

Rest of World

GKN China Holding Co Ltd *China*

The issued share capitals of the 149 companies which at 31 December 2009 comprised the GKN Group are held indirectly by GKN plc through intermediate holding companies which are registered or incorporated in England, USA, Germany and China. Certain intermediate holding companies do not prepare consolidated financial statements.

The percentage of the share capital held by GKN is indicated where companies are not wholly owned.

Of the Group subsidiary sales of £4,223 million, 99.9% related to subsidiaries whose financial statements are audited by PricewaterhouseCoopers LLP, auditors of the parent Company.

Shareholder Information

Annual General Meeting

The Annual General Meeting on Thursday, 6 May 2010 will be held at the Cavendish Conference Centre, 22 Duchess Mews, London W1G 9DT, commencing at 2.00 pm. The notice of meeting, together with an explanation of the resolutions to be considered at the meeting, is contained within the AGM circular.

GKN website and share price information

Information on GKN, including this and prior years' annual reports, half year reports, results announcements and presentations together with the GKN share price updated every 20 minutes, is available on GKN's website at www.gkn.com. The latest GKN share price is also available within the UK from the Financial Times' Cityline service by telephoning 09058 171690. Calls are charged at 75p per minute.

Shareholding enquiries and information

Administrative enquiries relating to shareholdings should be addressed to GKN's registrar, Equiniti (see inside back cover for contact details). Correspondence should refer to GKN and include the shareholder's full name, address and, if available, the 8 or 11 digit reference number which can be found on GKN share certificates.

By visiting Equiniti's Shareview website at www.shareview.co.uk, shareholders can view information on their shareholdings and recent dividends, obtain guidance on transferring shares and receiving shareholder documents electronically, update their personal details (including changing address details) and set up a new dividend mandate or change their existing mandate. Shareholders wishing to register for Shareview will need their 8 or 11 digit reference number which can be found on GKN share certificates.

Share dealing service

A telephone dealing service has been arranged with Stocktrade which provides a simple way of buying or selling GKN shares. Full details can be obtained by telephoning 0845 601 0995 (+44 131 240 0414 from outside the UK) and quoting reference Low Co139.

Also, the Equiniti Group offers a telephone and Internet dealing service for UK residents to buy or sell GKN shares. Further details can be obtained from www.shareview.co.uk/dealing or by telephoning 0845 603 7037. Equiniti Financial Services Ltd is authorised and regulated by the UK Financial Services Authority. The registered details of the provider are available from the above number.

Please note that the value of shares can fall and you may get back less than you invest. If you are in any doubt about the suitability of an investment you should seek professional advice.

Dividend reinvestment plan (DRIP)

Under the DRIP, shareholders can use their cash dividends to buy additional shares in GKN. Shareholders who would like to receive details of the DRIP should contact the Share Dividend Team at Equiniti (see inside back cover) or visit the Shareview website (www.shareview.co.uk).

GKN single company ISA

Equiniti operates a single Company ISA in which GKN shares can be held in a tax efficient manner. Full details and an application form can be obtained by telephoning Equiniti's ISA Helpline on 0845 300 0430 or by visiting the Shareview website (www.shareview.co.uk). Investors should note that the value of any tax benefit will vary according to individual circumstances and the tax rules relating to ISAs may change in the future. If you are in any doubt you should seek professional advice.

GKN American Depositary Receipts

GKN has a sponsored Level 1 American Depositary Receipt (ADR) programme for which The Bank of New York Mellon acts as Depositary. Each ADR represents one GKN ordinary share. The ADRs trade in the US over-the-counter (OTC) market under the symbol GKNLY. When dividends are paid to shareholders, the Depositary converts such dividends into US dollars, net of fees and expenses, and distributes the net amount to ADR holders. For enquiries, The Bank of New York Mellon can be contacted by telephone on +1-888-BNY-ADRS (toll-free for US residents) or +1-201-680-6825 (for international residents), via their website at www.adrbnymellon.com or by email enquiry to shrrelations@bnymellon.com.

Receipt of shareholder documents

To enable the Company to reduce costs and its impact on the environment, shareholder documents are only sent in hard copy to those shareholders who have made an election to receive documents in this form. Shareholders who have not elected to receive documents in hard copy will receive a letter at the time of their publication advising that they are available electronically (usually on GKN's website). Alternatively, shareholders can elect to be notified of the publication of documents by email. Shareholders who wish to register for email notification can do so via the GKN or Shareview websites (see inside back cover).

Unsolicited mail

GKN is obliged by law to make its share register publicly available and as a consequence some shareholders may have received unsolicited mail. If you wish to limit the amount of such mail you should contact the Mailing Preference Service whose address is FREEPOST 29 LON20771, London W1E 0ZT. Alternatively they may be contacted by telephone on 020 7291 3310, via their website at www.mpsonline.org.uk or by email addressed to mps@dma.org.uk.

Shareholders are advised to be wary of any unsolicited advice, offers to buy shares at a discount or offers of free Company reports. These are typically from overseas based 'brokers' who target UK shareholders, offering to sell them what are often worthless or high risk shares in US or UK investments. These operations are commonly known as 'boiler rooms'. If you receive any unsolicited investment advice:

- make sure you obtain the correct name of the person and organisation;
- check that they are properly authorised by the Financial Services Authority by consulting the FSA register of regulated firms at www.moneymadeclear.fsa.gov.uk. If you deal with an unauthorised firm you would not be eligible to receive payment under the Financial Services Compensation Scheme;
- report any suspicions to the FSA by calling 0845 606 1234; and
- if the calls persist, hang up.

Taxation

In July 2009, the Company completed a capital reorganisation and rights issue (further details can be found on page 42). A guide to the general tax position of shareholders in relation to the rights issue is given in the prospectus dated 18 June 2009 and is available on GKN's website.

The adjusted 31 March 1982 base value of one GKN ordinary share held immediately before the capital reorganisation and rights issue was 45.501p. The adjusted base value immediately after the capital reorganisation and rights issue was 47.955p.

The market values of a GKN ordinary share and a Brambles Industries plc (Brambles) ordinary share on 7 August 2001 (the first day of trading in Brambles shares) to be used in the allocation of the base cost of GKN ordinary shares (acquired since March 1982) following the demerger of the industrial services businesses are: GKN ordinary shares — 282.5p (43.943224%) and Brambles ordinary shares — 360.375p (56.056776%).

Where shares are disposed of in the open market, a capital gain may result if the disposal proceeds exceed the sum of the base cost. The calculations required to compute chargeable gains may be complex and shareholders are advised to consult a financial adviser if they are in any doubt as to their personal tax position.

Shareholder analysis

Holdings of ordinary shares at 31 December 2009:

	Shareholders		Shares	
	Number	%	Number (million)	%
Holdings				
1–500	6,906	27.4	1.4	0.1
501–1,000	4,304	17.1	3.2	0.2
1,001–5,000	10,136	40.2	23.9	1.5
5,001–50,000	3,265	13.0	35.9	2.2
50,001–100,000	108	0.4	7.5	0.5
100,001–500,000	208	0.8	50.3	3.2
500,001–1,000,000	77	0.3	56.3	3.5
above 1,000,000	196	0.8	1,412.0	88.8
	25,200	100	1,590.5	100
Shareholder type				
Individuals	22,311	88.5	56.5	3.5
Institutions	2,573	10.2	1,475.3	92.8
Other corporates	316	1.3	58.7	3.7
	25,200	100	1,590.5	100

In addition, GKN held 38.2 million ordinary shares in treasury as at 31 December 2009.

Subject Index

Key:
IFC — Inside Front Cover
IBC — Inside Back Cover

Contact Details

GKN plc
PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire B98 0TL
Tel +44 (0)1527 517715
Fax +44(0)1527 517700

London Office
50 Pall Mall
London SW1Y 5JH
Tel +44 (0)20 7930 2424
Fax +44 (0)20 7930 3255

information@gkn.com
www.gkn.com
Registered in England No. 4191106

This annual report is available on GKN's website.

Registrar
Equiniti
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
Tel 0871 384 2962
(+44 121 415 7039 from outside UK)
Fax 0871 384 2100
(+44 1903 698403 from outside UK)

www.equiniti.com
www.shareview.co.uk

This annual report is printed on HannoArt Silk, comprising fibres sourced from sustainable forest reserves and bleached without the use of chlorine. The production mill for this paper operates to EMAS, ISO 14001 environmental and ISO 9001 quality standards.


Created by
Jonesandpalmer
www.jonesandpalmer.co.uk

empowering
corporate
communications

GKN

www.gkn.com
EXPECT MORE